IN THE UNITED STATES BANKRUPTCY COURT

                          FOR THE DISTRICT OF DELAWARE

------------------------------------
In re                                                     Chapter 11

WORLDCORP, INC., and                                      Case Nos. 99-298 (MFW)
WORLDCORP ACQUISITION CORP.,                              and 99-2582 (MFW)

Debtors.                                                  (Jointly Administered)
------------------------------------

               DISCLOSURE STATEMENT WITH RESPECT TO FIRST AMENDED
                   JOINT LIQUIDATING PLAN OF REORGANIZATION OF
                 WORLDCORP, INC. AND WORLDCORP ACQUISITION CORP.

Young Conaway Stargatt & Taylor LLP                   Wilmer, Cutler & Pickering
1100 North Market Street                              2445 M Street, NW
11th Floor                                            Washington, DC  20037-1420
Wilmington, DE  19801                                 Duane D. Morse
James L. Patton, Jr.                                  H. Colby Lane
Brendan L. Shannon                                    COUNSEL FOR THE DEBTORS
COUNSEL FOR THE DEBTORS

                          Dated:   March 14, 2000
                                   Wilmington, Delaware

                  THIS DISCLOSURE STATEMENT HAS NOT BEEN APPROVED BY THE
UNITED STATES BANKRUPTCY COURT FOR THE DISTRICT OF DELAWARE (THE "BANKRUPTCY COURT") UNDER SECTION 1125(B) OF THE BANKRUPTCY CODE FOR USE IN THE SOLICITATION OF ACCEPTANCES OF THE PLAN OF REORGANIZATION DESCRIBED HEREIN. ACCORDINGLY, THE FILING AND DISTRIBUTION OF THIS DISCLOSURE STATEMENT IS NOT INTENDED, AND SHOULD NOT BE CONSTRUED, AS A SOLICITATION OF ACCEPTANCES OF SUCH PLAN OF REORGANIZATION. THE INFORMATION CONTAINED HEREIN SHOULD NOT BE RELIED UPON FOR ANY PURPOSE BEFORE A DETERMINATION BY THE BANKRUPTCY COURT THAT THIS DISCLOSURE STATEMENT CONTAINS "ADEQUATE INFORMATION" WITHIN THE MEANING OF SECTION 1125(A) OF THE BANKRUPTCY CODE. 1/

--------
1/ Legend to be removed upon entry by the Clerk of Order of the
Bankruptcy Court approving this Disclosure Statement.
--------

                                   DISCLAIMER

                  THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT IS INCLUDED HEREIN FOR PURPOSES OF SOLICITING ACCEPTANCES OF THE JOINT LIQUIDATING PLAN OF REORGANIZATION OF WORLDCORP, INC. AND WORLDCORP ACQUISITION CORP. (THE "PLAN") AND MAY NOT BE RELIED UPON FOR ANY PURPOSE OTHER THAN TO DETERMINE HOW TO VOTE ON THE PLAN. NO PERSON MAY GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS, OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DISCLOSURE STATEMENT, REGARDING THE PLAN OR THE SOLICITATION OF ACCEPTANCES OF THE PLAN.

                  ALL CREDITORS ARE ADVISED AND ENCOURAGED TO READ THIS DISCLOSURE STATEMENT AND THE PLAN IN THEIR ENTIRETIES BEFORE VOTING TO ACCEPT OR REJECT THE PLAN. PLAN SUMMARIES AND STATEMENTS MADE IN THIS DISCLOSURE STATEMENT ARE QUALIFIED IN THEIR ENTIRETIES BY REFERENCE TO THE PLAN AND THE EXHIBITS ANNEXED TO THE PLAN AND THIS DISCLOSURE STATEMENT. THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT ARE MADE ONLY AS OF THE DATE HEREOF AND THERE CAN BE NO ASSURANCE THAT THE STATEMENTS CONTAINED HEREIN WILL BE CORRECT AT ANY TIME AFTER THE DATE HEREOF.

                  THE SOLICITATION PURSUANT TO THIS DISCLOSURE STATEMENT WILL EXPIRE AT 4:00 P.M. PREVAILING EASTERN TIME ON APRIL 11, 2000 (THE "VOTING DEADLINE"). TO BE COUNTED, BALLOTS MUST BE ACTUALLY RECEIVED IN ACCORDANCE WITH THE VOTING INSTRUCTIONS BY THE BALLOTING AGENT ON OR BEFORE THE VOTING DEADLINE. PLEASE SEE ARTICLE II OF THIS DISCLOSURE STATEMENT FOR THE VOTING INSTRUCTIONS. BALLOTS WILL NOT BE ACCEPTED VIA FACSIMILE.

                  THIS DISCLOSURE STATEMENT HAS BEEN PREPARED IN ACCORDANCE WITH
SECTION 1125 OF THE BANKRUPTCY CODE AND RULE 3016(C) OF THE FEDERAL RULES OF BANKRUPTCY PROCEDURE AND NOT NECESSARILY IN ACCORDANCE WITH FEDERAL OR STATE SECURITIES LAWS OR OTHER NONBANKRUPTCY LAW. THIS DISCLOSURE STATEMENT HAS BEEN NEITHER APPROVED NOR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THE STATEMENTS CONTAINED HEREIN. PERSONS OR ENTITIES TRADING IN OR OTHERWISE PURCHASING, SELLING OR TRANSFERRING SECURITIES OR CLAIMS OF WORLDCORP, INC. AND THE DEBTORS-IN-POSSESSION IN THIS CASE SHOULD EVALUATE THIS DISCLOSURE STATEMENT AND THE PLAN IN LIGHT OF THE PURPOSE FOR WHICH THEY WERE PREPARED.

                  AS TO CONTESTED MATTERS, ADVERSARY PROCEEDINGS AND OTHER ACTIONS OR THREATENED ACTIONS, THIS DISCLOSURE STATEMENT SHALL NOT CONSTITUTE OR BE CONSTRUED AS AN ADMISSION OF ANY FACT OR LIABILITY, STIPULATION OR WAIVER, BUT RATHER AS A STATEMENT MADE IN SETTLEMENT NEGOTIATIONS. THIS DISCLOSURE STATEMENT SHALL NOT BE ADMISSIBLE IN ANY NONBANKRUPTCY PROCEEDING NOR SHALL IT BE CONSTRUED TO BE CONCLUSIVE ADVICE ON THE TAX, SECURITIES OR OTHER LEGAL EFFECTS OF THE REORGANIZATION AS TO HOLDERS OF CLAIMS AGAINST, OR EQUITY INTERESTS IN, WORLDCORP, INC. OR WORLDCORP ACQUISITION CORP.

                  IF THE PLAN IS CONFIRMED BY THE BANKRUPTCY COURT AND BECOMES EFFECTIVE, ALL HOLDERS OF CLAIMS AND INTERESTS (INCLUDING THOSE WHO REJECTED OR WHO ARE DEEMED TO HAVE REJECTED OR ACCEPTED THE PLAN AND THOSE WHO DID NOT SUBMIT BALLOTS TO ACCEPT OR REJECT THE PLAN) WILL BE BOUND BY THE TERMS OF THE PLAN.

                                 SUMMARY OF PLAN

         The following introduction and summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and notes thereto appearing elsewhere in this Disclosure Statement. All capitalized terms not defined in this Disclosure Statement have the meanings ascribed to such terms in the First Amended Joint Liquidating Plan of Reorganization of WorldCorp, Inc. and WorldCorp Acquisition Corp. (the "Plan"), a copy of which is annexed hereto as Appendix A.

         WorldCorp, Inc. ("WorldCorp") filed for Chapter 11 protection on February 12, 1999 (the "WorldCorp Petition Date") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). WorldCorp also filed on the Petition Date a proposed plan of reorganization ("Original Reorganization Plan") together with a proposed disclosure statement describing that plan. On March 22, 1999, WorldCorp filed its First Amended Reorganization Plan, which was an amended version of the plan of reorganization that was filed on the Petition Date, together with a proposed disclosure statement describing that First Amended Reorganization Plan. The First Amended Reorganization Plan was subsequently withdrawn because WorldCorp and its co-proponent, Rothschild Recovery Fund LLP ("RRF"), were unable to reach agreement with the holders of WorldCorp's 10% senior subordinated notes on the treatment of their claims under the First Amended Reorganization Plan.

         WorldCorp Acquisition Corp. ("Acquisition") filed its Chapter 11 petition in the Bankruptcy Court on July 2, 1999 (the "Acquisition Petition Date"). Pursuant to an order entered by the Bankruptcy Court, WorldCorp's Chapter 11 case (the "WorldCorp Case") and Acquisition's Chapter 11 case (the "Acquisition Case" and together with the WorldCorp Case, the "Cases") were consolidated for purposes of administration.

         On January 10, 2000, WorldCorp and Acquisition (together, the "Debtors") filed a proposed Joint Liquidating Plan of Reorganization and accompanying disclosure statement. On March 14, 2000, the Debtors filed their First Amended Joint Liquidating Plan of Reorganization (the "Plan"). This disclosure statement pertains to the Plan.

I.       Business Overview

         WorldCorp and Acquisition are holding companies. WorldCorp owns 100% of the stock of Acquisition and, at the time the WorldCorp Case was filed, owned approximately 28% of the stock of InteliData Technologies Corporation ("InteliData"), a publicly traded company that develops and markets products and services for the telecommunications and financial services industries. The InteliData stock has since been sold for cash in broker transactions pursuant to Rule 144 under the Securities Act of 1933. Acquisition owns approximately 38% of the stock of World Airways, Inc. ("World Airways"), a publicly traded company that is a global provider of long-range passenger and cargo air transportation services to major international airlines and the United States government.

         Acquisition was formed in April 1998 as part of a series of related transactions (collectively, the "Paper Transaction") in which, among other things, (i) Acquisition acquired all of the stock of The Atlas Companies, Inc. ("Atlas"), a maker of specialty papers that was once known as Paper Acquisition Corp., and all but 13,671 of the shares of World Airways stock then owned by WorldCorp, (ii) WorldCorp received 80% of the stock of Acquisition, and (iii) the former owners of Atlas (the "Atlas Shareholders") received 20% of the stock of Acquisition plus promissory notes and an earn-out based upon the future earnings of Atlas, all of which were guaranteed by WorldCorp and secured by liens on substantially all of the assets of Acquisition and WorldCorp. (The terms of the Paper Transaction are described more fully below under the heading HISTORY OF WORLDCORP AND ACQUISITION PRIOR TO WORLDCORP'S CHAPTER 11 BANKRUPTCY FILING.)

         On July 9, 1999, after many months of negotiation, the Debtors filed an adversary proceeding in the Cases seeking to set aside the Paper Transaction. This adversary proceeding was resolved by a settlement approved by the Bankruptcy Court by order entered November 18, 1999 and consummated on November 29, 1999 (the "Atlas Settlement"). Pursuant to the Atlas Settlement, among other things, (a) Acquisition transferred its shares of stock in Atlas to the Atlas Shareholders, (b) the Atlas Shareholders transferred their minority interest in Acquisition to WorldCorp, (c) the notes, earn-out, liens and other obligations owed to the Atlas Shareholders and their affiliates were canceled, (d) the Debtors paid the Atlas Shareholders $280,000 in cash, and (e) the parties exchanged mutual releases.

         As a result of the Atlas Settlement, WorldCorp became the 100% owner of Acquisition, the Debtors relinquished their ownership interest in Atlas, Acquisition was left with essentially no liabilities, and the Debtors now own their assets free and clear of any liens, claims or interests. This will enable the Debtors to distribute the vast majority of their assets, or the value thereof, in a liquidating reorganization.

         Because they are holding companies, the Debtors obtain all of their funds through their interests in their subsidiaries. World Airways has not paid any dividends since 1992, and its ability to do so is currently restricted under certain borrowing arrangements. Neither InteliData nor Acquisition has ever paid any dividends. Additionally, World Airways and InteliData currently intend to retain their future earnings, if any, to fund the growth and development of their businesses and, therefore, do not anticipate paying any cash dividends in the foreseeable future.

         Accordingly, substantially all of the funding for payment of the Debtors' liabilities must come from sales of shares of InteliData and Airways. Since May 1999, when the Debtors obtained authorization from the Bankruptcy Court to sell InteliData shares in broker transactions under Rule 144 of the Securities Act of 1933, the Debtors have raised over $59 million in cash by selling InteliData Shares. The Debtors sold the last of their InteliData shares on March 13, 2000. As discussed below, the Debtors sold a substantial block of the Airways Shares to Airways in August 1999 at an above-market price in satisfaction of Airways' secured and unsecured claims against WorldCorp. The Debtors' ability to sell Airways shares under Rule 144 has been limited both by the very low trading volume of that stock and by the Debtors' status as "affiliates" of Airways under applicable securities laws, but the Debtors are in the process of commencing such sales. In addition, the Debtors have received an offer from a small group of accredited investors to purchase a substantial block of the remaining Airways shares in a private transaction that is exempt from the registration requirements of federal securities laws, and are pursuing efforts to obtain registration of any Airways shares not sold in that transaction. Nevertheless, the Plan provides for the possibility that some of the Airways Shares may remain unsold when the Plan becomes effective.

II.      Debt Obligations

         WorldCorp has substantial repayment obligations. It currently has outstanding $5.0 million in aggregate principal amount of 10.0% senior subordinated notes due September 30, 2000 (the "Senior Notes") issued pursuant to an indenture (the "Senior Notes Indenture") dated September 30, 1996 between WorldCorp and Norwest Bank Minnesota, National Association, as trustee (the "Senior Notes Trustee"). Sinking fund payments equal to 20% of the then outstanding principal balance were required to be made on each of September 30, 1998 and September 30, 1999. No sinking fund payment was made on either date, and no interest or other payments have been made since March 31, 1998. According to a proof of claim filed by the Senior Notes Trustee, the total amount outstanding under the Senior Notes Indenture and owed by WorldCorp as of the date of WorldCorp's Chapter 11 filing was $5,553,895, consisting of $5.0 million of principal and $553,895 of accrued interest, fees and expenses. Although the Senior Notes are unsecured and are not entitled to claim postpetition interest in WorldCorp's bankruptcy case, they are entitled to recover those amounts from distributions to holders of WorldCorp's 7% convertible subordinated debentures due 2004 as set forth in the intercreditor subordination provisions of the Debenture Indenture (as defined below), which the Plan assumes remain enforceable in bankruptcy.

         WorldCorp also has outstanding $65.0 million in aggregate principal amount of 7.0% convertible subordinated debentures due 2004 (the "Debentures") issued pursuant to an indenture (the "Debenture Indenture") dated as of May 15, 1992 between WorldCorp and The First National Bank of Boston, which has been succeeded by State Street Bank and Trust Company, as indenture trustee (the "Debenture Trustee"). Interest payments are payable semi-annually on May 15 and November 15 of each year. No interest has been paid on the Debentures since November 15, 1997. According to proofs of claim filed by the Debenture Trustee, the total amount outstanding under the Debenture Indenture as of February 12, 1999, when WorldCorp filed its Chapter 11 petition, was $70,811,885.41, consisting of $65.0 million of principal, $5,806,179.16 of accrued and unpaid interest, and $5,706.25 of unpaid trustee's fees and expenses. Because the Debentures are unsecured, holders of Debentures are not entitled to claim postpetition interest in WorldCorp's bankruptcy case. The principal and interest due on the Debentures are contractually subordinated to the Senior Notes pursuant to the terms of the Debenture Indenture.

         As of the WorldCorp Petition Date, WorldCorp was indebted to World Airways under a secured loan arrangement that had an outstanding balance of approximately $1.3 million (the "World Airways Secured Loan"). The World Airways Secured Loan was secured by a pledge of 350,000 shares of World Airways common stock and 1,615,396 shares of InteliData common stock. World Airways also had an unsecured intercompany claim in the amount of $465,143.49 in connection with various prepetition services and benefits, such as office space and insurance, provided to WorldCorp or advances and payments made on its behalf. The World Airways claims were satisfied pursuant to a the terms of a settlement agreement dated July 9, 1999 that was approved by the Bankruptcy Court by order entered August 6, 1999 and consummated on August 13, 1999 (the "World Airways Settlement"). Under the terms of the World Airways Settlement, (i) Acquisition sold 1,065,394 shares of World Airways stock to WorldCorp at a price of $1.56225 per share -- equal to the average of the closing prices of the World Airways stock for the 30 days ending July 16, 1999 -- and WorldCorp transferred those shares to World Airways at the same per-share price in satisfaction of the World Airways claims; (ii) World Airways paid WorldCorp $75,000; and (iii) the parties exchanged mutual releases. The World Airways Loan and World Airways Settlement are discussed in more detail below under the heading HISTORY OF THE CHAPTER 11 CASES -- THE WORLD AIRWAYS SETTLEMENT. As a result of the World Airways Settlement, World Airways ceased to be a creditor of either Debtor, and its liens on WorldCorp's InteliData shares were released.

         WorldCorp also has outstanding prepetition general unsecured debt in the aggregate amount of approximately $650,000, consisting of trade payables, borrowings from directors, director's fees and amounts owed to professional service providers. As stated above, Acquisition has essentially no debt.

III.     Treatment of Claims and Interests under the Plan

         The Plan constitutes a liquidating plan of reorganization for the Debtors. Prior to approval of the Plan by the Bankruptcy Court, the voting and other confirmation requirements of the Bankruptcy Code must be satisfied for the Debtors. Under the Plan, Claims against and Interests in the Debtors are divided into Classes. A Claim or Interest is placed in a particular Class for the purposes of voting on the plan of reorganization and of receiving distributions pursuant to the Plan only to the extent that such Claim or Interest is an Allowed Claim or Interest in that Class and such Claim or Interest has not been paid, released or otherwise settled prior to the Effective Date. Certain unclassified Claims, including Administrative Claims and Priority Tax Claims, will receive payment in full in Cash either on the Effective Date, as such Claims are liquidated or Allowed, in installments over time (as permitted by the Bankruptcy Code), or as agreed with the holders of such Claims. All other Claims and Interests are classified into six (6) Classes and will receive the distributions and recoveries (if any) described in the following table.

         Under the Bankruptcy Code, only classes of Claims or Equity Interests that are impaired are entitled to vote to accept or reject the Plan. The Claims and Interests in each of Class 3 (Senior Notes Claims), Class 4 (Debenture Claims), Class 5 (General Unsecured Claims), and Class 6 (Interests) are impaired Classes under the Plan (collectively, the "Impaired Classes").

         Holders of Claims and Interests in Class 1 (Other Priority Claims) and Class 2 (Administrative Convenience Claims) are not impaired under the Plan (the "Unimpaired Classes"). Classes not impaired under the Plan are deemed to have accepted the Plan.

         Claims in Class 6 (Interests) are not entitled to receive or retain any property under the Plan. Accordingly, holders of Class 6 Interests are deemed to reject the Plan. Their votes will not be solicited.

         The classification and treatment for all Classes are summarized below and described in more detail under Section VII.A - PLAN OF REORGANIZATION - GENERAL CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS.


CLASS DESCRIPTION                     TREATMENT UNDER PLAN
Class 1 - Other Priority Claims       On the Effective Date, each holder of an
                                      Allowed Class 1 Other Priority Claim, if any, shall receive (a) Cash equal to the amount of such Allowed Class 1 Other
                                      Priority Claim, or (b) such other
                                      treatment as to which the Debtor and such holder shall have agreed upon in writing.

Class 2 - Administrative
Convenience Claims                    On the Effective Date, each holder of an
                                      Allowed Class 2 Administrative Convenience
                                      Claim, if any, shall receive, in full
                                      satisfaction, settlement, release and
                                      discharge of and in exchange for such
                                      Class 2 Administrative Convenience Claim,
                                      Cash equal to the amount of such Allowed
                                      Claim.

Class 3 - Senior Notes Claims         On the Effective Date, the Senior Notes
                                      Trustee Fees shall be paid in Cash, and
                                      each other holder of an Allowed Class 3
                                      Senior Notes Claim shall receive Cash in an aggregate amount equal to such holder's
                                      Senior Note Claim Recovery Amount. All
                                      distributions to holders of Class 3 Senior
                                      Notes Claims shall be made from the Class
                                      3/4 Effective Date Assets.

Class 4 - Debenture Claims            On the Effective Date, the Debenture
                                      Trustee Fees shall be paid in Cash from
                                      the Class 3/4 Effective Date Assets. Each holder of an Allowed Class 4 Debenture
                                      Claim other than the Debenture Trustee
                                      shall receive, (a) on the Effective Date,
                                      (i) a Pro Rata distribution of the
                                      remaining Cash included in the Class 3/4
                                      Effective Date Assets; and (ii) if such
                                      holder is offered the opportunity to
                                      receive a distribution of Airways Shares and such holder so elects, a Pro Rata distribution of the Airways Shares included in the Class 3/4 Effective Date
                                      Assets; and (b) on the Termination Date, the distributions provided in Section 8.4 of the Plan. Any Airways Shares included in the Class 3/4 Effective Date Assets that are not distributed to holders of Allowed Class 4 Debenture Claims on the
                                      Effective Date will be held by the
                                      Liquidating Entity for sale or other
                                      disposition for the benefit of holders of Allowed Class 4 Debentures Claims as their interests may appear.

Class 5 - General Unsecured           Each holder of an Allowed Class 5 General
Claims                                Unsecured Claim shall receive, (a) on the
                                      Effective Date, (i) a Pro Rata
                                      distribution of the Cash included in the Class 5 Effective Date Assets; and (ii) if such holder is offered the opportunity to receive a distribution of Airways Shares and such holder so elects, a Pro Rata distribution of the Airways Shares included in the Class 5 Effective Date
                                      Assets; and (b) on the Termination Date, the distributions provided in Section 8.4 of the Plan. Any Airways Shares included in the Class 5 Effective Date Assets that are not distributed to holders of Allowed
                                      Class 5 General Unsecured Claims on the
                                      Effective Date will be held by the
                                      Liquidating Entity for sale or other
                                      disposition for the benefit of holders of Allowed Class 5 General Unsecured Claims as their interests may appear. Class 6 -
                                      Interests On the first Business Day after the Effective Date, each holder of WorldCorp Common Stock and Subordinated
                                      Securities shall have its Interest and
                                      stock certificates canceled and shall
                                      receive no distribution under the Plan.


IV.      Implementation of the Plan

         A.       Overall Structure of the Plan

         The Plan provides for all of the property of the Debtors, consisting primarily of cash and shares of World Airways, to be sold or distributed over time to holders of Allowed Claims. Holders of Interests will receive no distribution under the plan and their Interests will be canceled.

         - The Plan becomes effective when the Bankruptcy Court has entered a Confirmation Order, the Confirmation Order has become final and non-appealable, and all other conditions to consummation have been satisfied. Provided other conditions to consummation have been satisfied, the Debtors, with the consent of the Committee, can elect to allow the Plan to become effective while the Confirmation Order is still subject to appeal as long as no stay pending appeal has been issued.

         - If the Plan has not become effective within 10 days after the Confirmation Order is entered, then, subject to Bankruptcy Court approval in the Confirmation Order and provided the Confirmation Order is then in effect and has not been stayed, the Debtors will make an advance distribution of cash to pay off the Class 3 Senior Notes Claims in order to prevent the continued accrual of additional interest and fees in connection with those Claims. If the Bankruptcy Court declines to approve a distribution to holders of Class 3 Senior Notes Claims before the Plan becomes effective, payment of the Class 3 Senior Notes Claims will occur when the Plan becomes effective.

         - It is a condition to the effectiveness of the Plan that the Bankruptcy Court has granted or denied all pending motions filed by the Debtors for authorization to sell Airways Shares and has allowed or disallowed all Disputed Claims. The Debtors anticipate that the Bankruptcy Court will rule on these matters on or before April 26, 2000. Any motion to sell Airways Shares will be subject to higher and better offers from competing bidders. In the event of a disagreement between the Debtors and the Committee as to which bid represents the highest and best offer for the Airways Shares, the Committee's decision will control. The Plan provides that, if these conditions to effectiveness of the Plan have not been satisfied by April 27, 2000, they will be automatically waived unless the Committee otherwise requests.

         - Once the Plan becomes effective, the Liquidating Agent will use the Debtors' cash to pay or provide for the future payment of Administrative Claims, Priority Tax Claims, operating and liquidation expenses, and Claims in Classes 1 and 2.

         - The Debtors' remaining cash and any Airways Shares, which are referred to in the Plan as the Effective Date Remaining Assets, will then be allocated on a pro rata basis between Class 5 General Unsecured Claims on one hand and Class 3 Senior Notes Claims and Class 4 Debentures Claims on the other hand. If there has been an advance distribution of cash to pay off the Senior Notes Claims as discussed below, this allocation will be made as if that advance distribution had not occurred.

         - If the Debtors' Airways Shares have been registered under the Securities Act of 1933 before the Plan becomes effective, the Debtors may offer, in accordance with applicable securities laws, to holders of Class 4 Debentures Claims and holders of Class 5 General Unsecured Claims the opportunity to receive distributions of the Airways Shares allocated to their claims when the Plan becomes effective. The decision whether to make such an offer will be made in consultation with the Committee in light of circumstances at the time any such registration statement becomes effective. If the Airways Shares are registered after the Plan becomes effective, any such offer will be made by the Liquidating Agent.

         - The cash allocated to the Class 5 General Unsecured Claims will be distributed to those creditors as soon as the Plan becomes effective, and any Airways Shares allocated to them that are not distributed will be held for future sale or other disposition for their benefit.

         - The Liquidating Agent will use the cash allocated to the Class 3 Senior Notes Claims and the Class 4 Debenture Claims to pay the Senior Notes Claims in full, including pre- and post-petition interest at 10% on the Senior Notes and fees of the Senior Notes Trustee accruing through the Effective Date.

         - The fees and expenses of the Debentures Trustee will be paid in cash.

         - All remaining cash allocated to the Class 3 Senior Notes Claims and the Class 4 Debentures Claims will be distributed to the holders of Class 4 Debenture Claims. Any Airways Shares that were allocated to the Class 3 Senior Notes Claims and the Class 4 Debenture Claims and are not distributed to holders of Class 4 Debenture Claims will be held for future sale or other disposition for their benefit.

         - Any assets that are not distributed to creditors when the Plan becomes effective will be held by the Liquidating Entity. The Liquidating Entity may be either the Debtors or a newly formed limited liability company named WorldCorp LLC, but the Plan provides that the Debtors will serve as the Liquidating Entity unless the Debtors and the Committee agree to form WorldCorp LLC for that purpose.

         - The liquidation of any remaining assets and final distributions to creditors after the Effective Date will be handled by a Liquidating Agent supervised by three creditor representatives comprising the Liquidating Committee. The Liquidating Agent will administer the operating and claims reserves created under the Plan, have the power to sell or distribute any Airways Shares that are assets of the Liquidating Entity, prosecute or settle any pending legal claims, and make a final distribution to creditors in accordance with their interests. The Liquidating Agent will also manage WorldCorp LLC if it is formed, file final tax returns, provide for storage of records, dissolve the Debtors and WorldCorp LLC if it is formed, and file a final report with the Bankruptcy Court.

         B.       Bankruptcy Procedures

         To become effective, the Plan must be either (i) accepted by the holders of all impaired classes of Claims and confirmed by the Bankruptcy Court, or (ii) accepted by at least one impaired class of Claims and confirmed by the Bankruptcy Court over the objection of non-accepting classes based upon findings by the Bankruptcy Court that the Plan does not discriminate unfairly and is fair and equitable with respect to each class of claims or interests that did not accept the Plan. Generally, a class of claims has accepted a plan of reorganization if holders of at least two-thirds in amount, and more than one-half in number, of the claims of that class that actually vote for acceptance or rejection of the Plan of Reorganization have voted to accept the Plan of Reorganization. Holders of 100% of the Senior Notes Claims and a substantial percentage of the Class 4 Debentures Claims sit on the Creditors Committee and have negotiated with the Debtors about the terms of the Plan. The Debtors expect the Committee and its members to support the Plan.

V.       Recovery Analysis

         Based upon a careful review of the Debtors' assets and liabilities, the fact that the Debtors have no ongoing business operations or operating management, and the estimated recoveries in a Chapter 7 liquidation, the Debtors have concluded that the recovery to creditors will be maximized by the Debtors' liquidation under Chapter 11 of the Bankruptcy Code. Accordingly, and because this is a Liquidating Plan under which all of the Debtors' assets or the proceeds thereof will be distributed to creditors, the Debtors believe that the Plan provides the best recoveries possible for the holders of Claims against the Debtors and recommends that you vote to accept the Plan.

           The following tables compares the recoveries by unsecured creditors that were projected in the liquidation analyses for the Original Reorganization Plan and the Amended Reorganization Plan with the recoveries projected under this Plan.

                       COMPARISON OF PROJECTED RECOVERIES

                           Original Plan     1st Amended Plan     Current Plan2/
                           -------------     ----------------     --------------
Senior Notes
         Claim Amount3/      $ 5,750,000        $ 5,750,000        $ 5,750,000
         Projected Recovery  $ 5,400,000        $ 5,750,000        $ 5,750,000
         Percent Recovery        94%                100%               100%

Debentures
         Claim Amount4/      $70,000,000        $70,000,000        $70,000,000
         Projected Recovery  $ 6,329,581        $ 7,299,815        $48,658,000
         Percent Recovery       9.04%              10.43%             69.5%

General Unsecured
         Claim Amount5/      $ 1,491,000        $ 1,491,000        $1,026,000 6/
         Projected Recovery  $   134,830        $   155,498        $  737,000
         Percent Recovery        9.04%             10.43%               71.8%

--------
2/ The analysis was prepared for purposes of comparing projected recoveries under the different plans and is based upon various assumptions, including assumptions about the value of WorldCorp's stock in InteliData and World Airways. No assurance can be given that these assumptions will prove to be correct. Accordingly, actual recoveries by creditors may differ from those shown in the summary.

3/ Includes estimated accrued interest and trustee's fees through the effective date.

4/ Includes accrued interest through the WorldCorp petition date and estimated trustee's fees through the effective date.

5/   Represents amounts owed by WorldCorp as of the petition date.

6/ Reduction reflects payment of Airways general unsecured claim in Airways Shares as part of the Airways settlement.
-------

         This dramatic improvement in recovery was made possible by the Debtors' successful strategy of settling the Airways Secured Loan claim and eliminating the debts owed to the Atlas Stockholders, thereby eliminating the liens that would have encumbered the InteliData and Airways shares under the earlier plans; and (ii) an increase in the value of the InteliData Shares during the course of these Chapter 11 Cases.

         Moreover, an analysis prepared by Arthur Andersen LLP at the request of the Debtors, a summary of which follows, demonstrates that the net recovery by unsecured creditors under this liquidation plan is significantly greater than the recovery creditors could have expected to receive under either of the prior reorganization plans even after adjusting for increases in the value of InteliData Shares during the Chapter 11 period. To equalize the effect of those increases, Arthur Andersen valued the InteliData Shares held under the earlier plans at the average of the per-share prices WorldCorp has received for its InteliData Shares. While this adjustment significantly increases the projected recoveries under the prior reorganization plans, even those increased recoveries are well below the projected recoveries under the current liquidating plan, as shown by the following table:

                 COMPARISON OF PROJECTED RECOVERIES AS ADJUSTED

                             Original Plan     1st Amended Plan    Current Plan
                             -------------     ----------------    ------------
Senior Notes
         Claim Amount         $ 5,750,000        $ 5,750,000        $ 5,750,000
         Projected Recovery   $ 5,400,000        $ 5,750,000        $ 5,750,000
         Percent Recovery          94%               100%               100%

Debentures
         Claim Amount         $70,000,000        $70,000,000        $70,000,000
         Projected Recovery   $29,758,000        $29,352,000        $48,658,000
         Percent Recovery         42.5%              41.9%              69.5%

General Unsecured
         Claim Amount         $ 1,491,000        $ 1,491,000        $ 1,026,000
         Projected Recovery   $   634,000        $   691,000        $   737,000
         Percent Recovery         42.5%               46.3%              71.8%

Moreover, while the earlier reorganization plans provided for the creditors to receive restructured long-term debt obligations and warrants, the current liquidation plan would give them substantially all of their recoveries in the form of cash as soon as the Plan becomes effective.

                   DISCLOSURE STATEMENT WITH RESPECT TO JOINT
                  PLAN OF REORGANIZATION OF WORLDCORP, INC. AND
                           WORLDCORP ACQUISITION CORP.

I.       INTRODUCTION

         WorldCorp and Acquisition submit this disclosure statement (the "Disclosure Statement") pursuant to section 1125 of the Bankruptcy Code, for use in the solicitation of votes on the First Amended Joint Liquidating Plan of Reorganization of WorldCorp and Acquisition (the "Plan") proposed jointly by WorldCorp and Acquisition and filed with the United States Bankruptcy Court for the District of Delaware on March 3, 2000, a copy of which is annexed as Appendix A of this Disclosure Statement.

         This Disclosure Statement sets forth certain information regarding the Debtors' prepetition operating and financing history, the need to seek Chapter 11 protection, and the anticipated liquidation of WorldCorp and Acquisition. This Disclosure Statement also describes terms and provisions of the Plan, including certain alternatives to the Plan, certain effects of confirmation of the Plan, certain risk factors associated with securities to be distributed under the Plan, and the manner in which distributions will be made under the Plan. In addition, this Disclosure Statement discusses the confirmation process and the voting procedures that holders of Claims against and Interests in the Debtors must follow for their votes to be counted.

         FOR A DESCRIPTION OF THE PLAN AND VARIOUS RISK AND OTHER FACTORS PERTAINING TO THE PLAN AS IT RELATES TO HOLDERS OF CLAIMS AGAINST AND INTERESTS IN THE DEBTORS, SEE SECTION VII, "THE LIQUIDATING PLAN OF REORGANIZATION," AND
SECTION VIII, "CERTAIN FACTORS TO BE CONSIDERED" OF THIS DISCLOSURE STATEMENT.

         THIS DISCLOSURE STATEMENT CONTAINS SUMMARIES OF CERTAIN PROVISIONS OF THE PLAN, CERTAIN STATUTORY PROVISIONS, CERTAIN DOCUMENTS RELATED TO THE PLAN, CERTAIN EVENTS IN THE CHAPTER 11 CASES AND CERTAIN FINANCIAL INFORMATION. ALTHOUGH THE DEBTORS BELIEVE THAT THE PLAN AND RELATED DOCUMENT SUMMARIES ARE FAIR AND ACCURATE, SUCH SUMMARIES ARE QUALIFIED TO THE EXTENT THAT THEY DO NOT SET FORTH THE ENTIRE TEXT OF SUCH DOCUMENTS OR STATUTORY PROVISIONS. FACTUAL INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT HAS BEEN PROVIDED BY THE DEBTORS' MANAGEMENT, EXCEPT WHERE OTHERWISE SPECIFICALLY NOTED. THE DEBTORS DO NOT WARRANT OR REPRESENT THAT THE INFORMATION CONTAINED HEREIN, INCLUDING THE FINANCIAL INFORMATION, IS WITHOUT ANY MATERIAL INACCURACY OR OMISSION.

II.      THE BANKRUPTCY PLAN VOTING INSTRUCTIONS AND PROCEDURES

         A.       Definitions

         Except as otherwise provided herein, capitalized terms not otherwise defined in this Disclosure Statement have the meanings ascribed to them in the Plan.

         B.       Notice to Holders of Claims and Holders of Interests

         This Disclosure Statement is being transmitted to certain holders of Claims against, or Interests in, the Debtors. The purpose of this Disclosure Statement is to provide adequate information to enable the holders of Claims against and Interests in the Debtors to make a reasonably informed decision with respect to the Plan prior to exercising your right to vote to accept or reject the Plan.

         On March __, 2000, the Bankruptcy Court approved this Disclosure Statement as containing information of a kind and in sufficient detail adequate to enable the holders of Claims against and Interests in the Debtors to make an informed judgment with respect to acceptance or rejection of the Plan. The Bankruptcy Court's approval of this Disclosure Statement does not constitute either a guaranty of the accuracy or completeness of the information contained herein or an endorsement of the Plan by the Bankruptcy Court.

         All holders of Claims against and Interests in the Debtors are encouraged to read this Disclosure Statement and its appendices carefully and in their entireties before deciding to vote either to accept or to reject the Plan. This Disclosure Statement contains important information about the Plan, considerations pertinent to acceptance or rejection of the Plan, and developments concerning the Chapter 11 Case.

         CERTAIN OF THE INFORMATION CONTAINED IN THIS DISCLOSURE
STATEMENT IS BY ITS NATURE FORWARD LOOKING AND CONTAINS ESTIMATES,
ASSUMPTIONS, AND PROJECTIONS THAT MAY BE MATERIALLY DIFFERENT FROM
ACTUAL FUTURE RESULTS. Except as otherwise specifically and expressly stated herein, this Disclosure Statement does not reflect any events that may occur subsequent to the date hereof and that may have a material impact on the information contained in this Disclosure Statement. Neither the Debtors nor the Liquidating Agent intends to update the Projections for the purposes hereof; thus, the Projections will not reflect the impact of any subsequent events not already accounted for in the assumptions underlying the Projections. Further, the Debtors do not anticipate that any amendments or supplements to this Disclosure Statement will be distributed to reflect such occurrences. Accordingly, the delivery of this Disclosure Statement shall not under any circumstance imply that the information herein is correct or complete as of any time subsequent to the date hereof.

         EXCEPT WHERE SPECIFICALLY NOTED, THE FINANCIAL INFORMATION CONTAINED HEREIN HAS NOT BEEN AUDITED BY A CERTIFIED PUBLIC ACCOUNTING FIRM AND HAS NOT BEEN PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

         C.       Solicitation Package

         Accompanying this Disclosure Statement are copies of (i) the Plan; (ii) notice fixing the time for filing of acceptances or rejections of the Plan;
(iii) notice fixing the date, time, and place of the hearing to consider confirmation of the Plan (the "Confirmation Hearing Notice"); (iv) notice fixing the time for filing objections to the Plan; and (v) if you are the holder of Claim(s) entitled to vote on the Plan, one or more ballots (and return envelopes) to be used by you in voting to accept or to reject the Plan.

         D.       Voting Procedures, Ballots and Voting Deadline

         Pursuant to the provisions of the Bankruptcy Code, only classes of Claims and Interests which are impaired under the terms and provisions of the Plan are required to vote to accept or reject the Plan. The classes entitled to vote on the Plan are Class 3 (Senior Notes Claims), Class 4 (Debentures Claims) and Class 5 (General Unsecured Claims). Claims in Class 1 (Other Priority Claims) and Class 2 (Administrative Convenience Claims) are not impaired under the Plan and therefore are deemed under Section 1126(f) of the Bankruptcy Code to have accepted it. Accordingly, they are not entitled to vote on the Plan. Claims in Class 6 (Interests) are not entitled to receive or retain any property under the Plan. Under section 1126(g) of the Bankruptcy Code, the holders of Claims and Interests in Class 6 (Interests) are deemed to reject the Plan. Accordingly, their acceptances are not being solicited. Ballots for acceptance or rejection of the Plan are being provided only to members of the voting Classes with respect to the Plan. Other forms of ballot are not acceptable and will not be counted.

         Each holder of a Claim in a voting class with respect to the Plan should read this Disclosure Statement, together with its exhibits, the Plan in their entirety. After carefully reviewing the Plan, this Disclosure Statement and the detailed instructions accompanying your Ballot, please indicate your acceptance or rejection of the Plan by voting in favor of or against the Plan on the enclosed Ballot. Please complete and sign your original Ballot (copies will not be accepted) and return it in the envelope provided. For a summary description of the treatment of each Class, see Section VII - THE LIQUIDATING PLAN OF REORGANIZATION.

         IN ORDER FOR YOUR VOTE TO BE COUNTED, YOUR BALLOT MUST BE PROPERLY COMPLETED AS SET FORTH ABOVE AND IN ACCORDANCE WITH THE VOTING INSTRUCTIONS ON THE BALLOT AND RECEIVED NO LATER THAN APRIL 11, 2000, AT 4:00 P.M. (EST) (THE "VOTING DEADLINE") BY LOGAN & COMPANY (THE "VOTING AGENT"). DO NOT RETURN ANY STOCK CERTIFICATES OR DEBT INSTRUMENTS WITH YOUR BALLOT.

         If you have any questions about (i) the procedure for voting your Claim or Interest or with respect to the packet of materials that you have received,
(ii) the amount of your Claim or Interest, or (iii) if you wish to obtain, at your own expense, unless otherwise specifically required by Federal Rule of Bankruptcy Procedure 3017(d), an additional copy of the Plan, this Disclosure Statement or any appendices or exhibits to such documents, please contact:

         Mark M. Feldman
         President and Chief Executive Officer
         WorldCorp, Inc.
         Care of:
         Commonwealth Capital Partners
         444 Madison Avenue, Suite 703
         New York, NY  10022
         (212) 317-2500

         E.       Confirmation Hearing and Deadline for Objections to
                  Confirmation

         Pursuant to section 1128 of the Bankruptcy Code and Federal Rule of Bankruptcy Procedure 3017(c), the Bankruptcy Court has scheduled the Confirmation Hearing for April 11, 2000, at 11:00 a.m. (EST) before the Honorable Mary F. Walrath, at 824 North Market Street, Marine Midland Plaza, Wilmington, Delaware 19801. The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice except for the announcement of the adjournment date made at the Confirmation Hearing or at any subsequent adjourned Confirmation Hearing. The Bankruptcy Court has directed that objections, if any, to confirmation of the Plan be filed with the Clerk of the Bankruptcy Court and served so that they are received on or before April 11, 2000, at 4:00 p.m. (EST) by:

    Counsel for the Debtors:

         Young Conaway Stargatt & Taylor, LLP
         1100 North Market Street
         11th Floor
         Wilmington, DE  19801
         Attn: James L. Patton, Jr., Esq.
               Brendan L. Shannon, Esq.

         Wilmer, Cutler & Pickering
         2445 M Street, NW
         Washington, DC  20037-1420
         Attn: Duane D. Morse, Esq.
               H. Colby Lane, Esq.

     United States Trustee:

          The Office of the United States Trustee
          601 Walnut Street
          Curtis Center, Suite 950-W
          Philadelphia, PA  19106
          Attn:  John McLaughlin, Esq.

III.     BACKGROUND OF THE DEBTORS

         A.       General Corporate Structure

         WorldCorp and Acquisition are holding companies. Neither Debtor carries on any business operations of its own. WorldCorp's assets consist principally of cash, stock in Acquisition, stock in World Airways, Inc. ("World Airways"), a tax-sharing receivable from The Atlas Companies, Inc. ("Atlas"), and pending litigation against WorldCorp's former Chairman T. Coleman Andrews that is the subject of a proposed settlement scheduled to be considered by the Bankruptcy Court on March 24, 2000. At the time WorldCorp filed its Chapter 11 petition, it also owned about 29% of the stock of InteliData Technologies Corporation ("InteliData"), but those shares have been sold for cash in broker transactions during the course of the Chapter 11 case. Acquisition is a wholly owned subsidiary of WorldCorp. Its assets consist of cash and stock in World Airways. Information about World Airways is presented below under the heading "ASSETS AND LIABILITIES." The offices of WorldCorp are located at 444 Madison Avenue, Suite 703, New York, NY 10022 c/o Commonwealth Capital Partners.

         B.       Management of WorldCorp

                  1.       Board of Directors

         Set forth below is certain information as to the persons who serve as directors of WorldCorp as of the date of this Disclosure Statement.7/

--------
7/ Mr. William F. Gorog, who is Chairman and Chief Executive Officer of InteliData, resigned as a director of WorldCorp effective February 11, 2000 in order to terminate the affiliate relationship between the two corporations for purposes of applicable securities laws. Prior to Mr. Gorog's resignation, WorldCorp had reduced its holdings of InteliData Shares to an amount less than 10 % of the outstanding voting stock of InteliData.
--------



Mark M. Feldman, 49      Mr. Mark M. Feldman has been President, Chief Executive
                         Officer, and Chief Restructuring Officer of WorldCorp since June 28, 1999. Prior to that, he was Executive
                         Vice President and Chief Restructuring Officer from
                         February 1, 1999 through June 27, 1999. Mr. Feldman is also President and Chief Executive Officer of Cold
                         Spring Group, Inc. (1993-Present), a reorganization and restructuring consulting firm. Additionally, he has served as the Executive in charge of restructuring and corporate development for solvent corporations and chapter 11 debtors (1995-Present). He is a Trustee of Baron Asset Fund (1987-Present), a mutual fund, a Director of SNL Securities, Inc. (1997-Present), a publisher of data bases and manager of a bank and thrift stock portfolio, and a Director of World
                         Airways, Inc. (1999-Present), an airline which is an affiliate of the Debtors. Mr. Feldman has sat on or represented numerous chapter 11 creditors committees and he served as a Trustee of Aerospace Creditors
                         Liquidating Trust (1993-1997), a trust that was formed to administer and liquidate assets in the reorganization of LTV Aerospace and Defense Company.

W. Joseph Dryer, 43      Mr. W. Joseph Dryer has been Treasurer and Secretary of
                         WorldCorp since February 1, 1999. He is also President and Chief Accounting Officer of Siena Holdings, Inc.
                         since October 4, 1996; prior thereto, Senior Vice
                         President from January 1995; also, President and
                         Director of Russian River Energy Co. from 1992 to 1994;
                         and President and Director of Geothermal Resources
                         International, Inc. since 1994; prior thereto, an officer since 1984.

Robert LeBuhn            Mr. Robert LeBuhn was appointed a director of WorldCorp
                         on March 10, 2000. He is also a Director of Enzon,
                         Inc., U.S. Airways Group, Inc., Acceptance Insurance
                         Companies, Inc. and Cambrex Corporation, as well as President and a Trustee of the Geraldine R. Dodge
                         Foundation. Mr. LeBuhn was Chairman of Investor
                         International (U.S.), Inc., a subsidiary of Investor
                         AB, part of Sweden's Wallenberg Group from 1992 until his retirement in Sepbember 1994, and was its President from August 1984 through June 1992. He is also a former
                         Managing Director of Rothschild, Inc.

                  2.       Executive Officers

                           The following table sets forth the names and ages of
all executive officers of WorldCorp and all positions and offices within WorldCorp presently held by such executive officers:

Name                  Age       Position Held

Mark M. Feldman       49        President, Chief Executive Officer and Chief
                                Restructuring Officer (since June 28, 1999).
                                (Executive Vice President and Chief
                                Restructuring Officer February 1, 1999 to
                                June 28, 1999). (see above)

W. Joseph Dryer       43        Treasurer and Secretary (effective as of
                                February 1, 1999). (see above)

         C.       Management of Acquisition

                  Director:     Mark M. Feldman since June 28, 1999

                  Officers:     Mark M. Feldman, President and CEO since
                                June 28, 1999

                                W. Joseph Dryer, Secretary and Treasurer since June 28, 1999

IV. HISTORY OF WORLDCORP AND ACQUISITION PRIOR TO WORLDCORP'S CHAPTER 11 BANKRUPTCY FILING

         WorldCorp is a highly leveraged holding company organized in 1987 to be the parent corporation of World Airways. Acquisition, which is also a holding company, was organized in April 1998 for the purpose of consummating a transaction that ultimately led to WorldCorp's Chapter 11 bankruptcy filing. WorldCorp currently owns 100% of the stock of Acquisition.

         WorldCorp and Acquisition have no business operations of their own. They derive all of their revenues from their ownership of shares of operating companies. Both WorldCorp and Acquisition own shares of World Airways. WorldCorp formerly owned shares of InteliData, but all of those shares have been sold in broker transactions during the Chapter 11 case.

         World Airways and InteliData are operating companies. World Airways is a global provider of passenger and cargo air transportation services. Its business and operations are described below under the heading "ASSETS AND LIABILITIES -- INVESTMENT IN WORLD AIRWAYS." InteliData develops and markets products and services to assist financial institutions in providing online home banking and bill payment services.

         As of April 20, 1998, WorldCorp owned 3,702,586 shares of common stock of World Airways, representing approximately 51.2% of the outstanding common stock of World Airways, and 9,179,273 shares of common stock of InteliData, representing approximately 30% of the outstanding common stock of InteliData. All of these shares were owned directly by WorldCorp. All of the InteliData shares and all but 1,000,000 of the World Airways shares were unencumbered and available for sale by WorldCorp as necessary to meet its cash needs.

         As of April 20, 1998, WorldCorp had substantial indebtedness for borrowed money. It had outstanding secured debt of $2.0 million under a loan from World Airways (the "World Airways Secured Loan"), which was secured by a pledge of 1,000,000 shares of World Airways common stock. WorldCorp also had outstanding $5.0 million principal amount of unsecured 10% senior subordinated notes due September 30, 2000 ("Senior Notes") issued pursuant to an indenture (the "Senior Notes Indenture") dated September 30, 1996 between WorldCorp and Norwest Bank Minnesota, National Association, as indenture trustee (the "Senior Notes Trustee"). It had outstanding $65.0 million principal amount of 7% convertible subordinated debentures ("Debentures") issued pursuant to an indenture (the "Debenture Indenture") dated May 15, 1992 between WorldCorp and The First National Bank of Boston, which has been succeeded by State Street Bank and Trust Company, as indenture trustee (the "Debenture Trustee").

         On April 20, 1998, WorldCorp entered into a transaction pursuant to which it contributed almost all of its World Airways common stock (equivalent to 51.2% of World Airways) to, and became the 80% owner of, Acquisition. Acquisition was a newly created holding company established to own the World Airways common stock and 100% of the stock of The Atlas Companies, Inc. ("Atlas"), a manufacturer of specialty papers that was then known as Paper Acquisition Corp. As part of the transaction, the stock of Atlas was contributed to Acquisition by the former owners of that company (the "Atlas Stockholders"). This transaction was essentially a leveraged buyout of Atlas in that consideration for the transaction included the issuance to the Atlas Stockholders of 20% of the stock of Acquisition, $16 million of promissory notes issued by Acquisition (the "Atlas Stockholder Notes") and an earn-out under which the Atlas Stockholders would be entitled to receive from Acquisition an amount equal to the first $10 million of EBITDA (as defined in the Earn-Out) of Atlas during the period ending August 31, 2002, plus 50% of EBITDA in excess of $10 million of Atlas during that period (the "Earn-Out"). The Atlas Stockholder Notes and Earn-Out were fully guaranteed by WorldCorp and collateralized by, among other things, any and all of the stock owned by Acquisition in World Airways and Atlas, and any and all of the stock owned by WorldCorp in Acquisition and InteliData.

         The purpose of the Atlas transaction was to secure for WorldCorp a steady source of positive cash flow. Atlas owned several specialty paper businesses that, while operating in declining segments of the market, could be expected to generate steady and substantial earnings over the short term and that could be enhanced or augmented through future acquisitions over the longer term. While WorldCorp's assets would not be available for sale to raise cash until after the Notes and Earn-Out issued to the Atlas Stockholders had been paid in full, WorldCorp was to receive certain tax-sharing payments and management fees from Acquisition.

         For various reasons, including the facts that the tax-sharing agreements for the Atlas transaction were never executed and that WorldCorp became involved in disputes with the Atlas Stockholders shortly after the transaction closed, Atlas made no payments to Acquisition until December 31, 1998. This in turn caused Acquisition to default on its payment obligations under the Atlas Stockholder Notes and prevented it from paying any management fees or making any tax-sharing payments to WorldCorp. WorldCorp did not make the scheduled $2 million loan repayment to World Airways on April 25, 1998. WorldCorp also failed to make interest payments due May 15, 1998 and November 15, 1998 on $65 million in outstanding Debentures. In addition, the holder of the majority of the $5.0 million outstanding principal amount on the Senior Subordinated Notes contended that the entire amount outstanding was due and payable as a result of alleged covenant defaults. A timeline prepared by Arthur Andersen that illustrates the Atlas transaction and subsequent defaults appears on the next page of this Disclosure Statement.

[Timeline illustrating WorldCorp insolvency, the Atlas transaction, subsequent defaults and WorldCorp's filing for bankruptcy appears here.]

         On June 24, 1998, WorldCorp substituted 1,860,396 shares of InteliData common stock as collateral for the World Airways Secured Loan in return for the release of 500,000 of the pledged World Airways shares. On June 25, 1998, World Airways purchased 150,000 of the remaining pledged World Airways shares in return for a credit against the outstanding balance of the World Airways Secured Loan equal to $4.55 per share. On August 25, 1998, World Airways sold 245,000 of the pledged InteliData Shares and applied the net proceeds of $222,031 to outstanding interest and principal of the World Airways Secured Loan.

         Following its default under the Debentures, WorldCorp retained restructuring advisors and said publicly that it was working on a reorganization. WorldCorp retained Wilmer, Cutler & Pickering as its restructuring legal advisor; Cold Spring Group, Inc. as its restructuring financial advisor; and Joseph Dryer to perform the functions of comptroller. Because WorldCorp lacked the funds to pay all of its advisors on a current basis, WorldCorp entered into agreements with the two firms and Mr. Dryer under which they were to receive fees at enhanced rates only in the case of a successful reorganization. Payment of those fees and the reimbursable expenses of all three advisors, was guaranteed by Acquisition.

         From May 1998 until it filed its Chapter 11 petition on February 12, 1999, WorldCorp negotiated with Sun Paper Advisors, Inc. ("Sun") on behalf of the Atlas Stockholders, and with Rothschild Recovery Fund, L.P. ("RRF"), which holds the single largest amount of Debentures, to develop a plan of reorganization. RRF entered into a confidentiality agreement with WorldCorp and its affiliates on October 27, 1998 to gain access to information for use in these negotiations. In the course of these negotiations, Sun and RRF developed a reorganization structure that became the basis for WorldCorp's original proposed plan of reorganization (the "Original Reorganization Plan") and accompanying disclosure statement, both of which were filed simultaneously with WorldCorp's petition under Chapter 11 of the Bankruptcy Code. That plan contemplated the commencement of WorldCorp's Chapter 11 case in order to achieve the proposed restructuring and obtain the approval of creditors. On February 11, 1999, WorldCorp's Board of Directors formally endorsed the terms of the Original Reorganization Plan and authorized the commencement of the WorldCorp Case.

         On December 31, 1998, while the parties were still discussing the planned restructuring, Atlas advanced $1 million to Acquisition to be applied under the tax sharing agreement to be entered into on the effective date of the Original Reorganization Plan. Of this amount, $550,000 was paid to the Atlas Stockholders for amounts owed for interest under the Atlas Stockholder Notes and the remaining $450,000 was deposited for the benefit of Acquisition into an escrow account with Wilmer, Cutler & Pickering serving as escrow agent. In addition, the Atlas Stockholders released their liens upon and permitted WorldCorp to sell 200,000 InteliData Shares, which were sold for net proceeds of approximately $342,000. Prior to the filing of WorldCorp's Chapter 11 Case, WorldCorp, Acquisition and their restructuring advisors entered into a compromise agreement pursuant to which the advisors agreed to forego the enhancement of fees contemplated by their previous agreements in return for payment in cash of their accrued fees at normal hourly rates. These payments were made from the escrow account contemporaneously with the execution of the compromise agreement. Remaining funds in the escrow account were used to pay Chapter 11 Administrative Expenses of the WorldCorp Case.

V.       HISTORY OF THE CHAPTER 11 CASES

         On February 12, 1999 (the "WorldCorp Petition Date"), WorldCorp filed a petition for relief under Chapter 11 of the Bankruptcy Code. Acquisition did not file its Chapter 11 petition until July 2, 1999 (the "Acquisition Petition Date"), but was a co-proponent of and a participant in the Original Reorganization Plan that WorldCorp filed with its Chapter 11 petition. Since filing their Chapter 11 petitions, WorldCorp and Acquisition have operated as Debtors-in-possession subject to the supervision of the Bankruptcy Court and in accordance with the Bankruptcy Code. Although the Debtors are authorized to operate in the ordinary course of business, transactions outside of the ordinary course of business require Bankruptcy Court approval.

         An immediate effect of the filing of each bankruptcy petition was the imposition of the automatic stay under the Bankruptcy Code, which, with limited exceptions, enjoined the commencement or continuation of all collection efforts by creditors, the enforcement of liens against property of the Debtors and the continuation of litigation against the Debtors. The automatic stay remains in effect, unless modified by the Bankruptcy Court, until consummation of a plan of reorganization.

         WorldCorp filed several motions on the first day of its Case seeking the relief provided by so-called "first day orders." First day orders are intended to ensure a seamless transition between a Debtor's prepetition and postpetition business operations by approving certain regular business conduct that may not be authorized specifically under the Bankruptcy Code. The first-day orders entered in the WorldCorp case provided for, among other things, retention of Wilmer, Cutler & Pickering as counsel to the Debtors; Young, Conaway, Stargatt & Taylor as special counsel to the Debtors; and Arthur Andersen LLP as accountants for the Debtors. Similar orders were entered when Acquisition filed its Chapter 11 petition, so that these professionals now are employed by both Debtors. In addition, the Bankruptcy Court entered an order providing for joint administration of the Chapter 11 cases, allowing hearings and filing of documents to be handled jointly.

         --       THE ORIGINAL REORGANIZATION PLAN

         WorldCorp's original proposed plan of reorganization was negotiated among Sun, RRF and the Debtors, filed simultaneously with WorldCorp's Chapter 11 Petition, and co-propounded by WorldCorp, Acquisition and RRF. The Original Reorganization Plan contemplated a reorganization of WorldCorp as a consolidated going concern that included Atlas and its subsidiaries as the group's principal operating entities. The theory of the Original Reorganization Plan was that, if payment of interest on the Debentures was delayed for a time, the income generated by operations of Atlas would be sufficient to allow all debts to be paid in full and WorldCorp's shareholders to maintain their interests in order to preserve net operating losses that could offset Atlas income for tax purposes. The Original Reorganization Plan included the following elements:

         - the repayment in full in cash of WorldCorp's administrative and priority claims, administrative convenience claims and secured debt (including the World Airways Secured Loan);

         - payment in cash of all principal and prepetition interest on the Senior Notes;

         - the restructuring of WorldCorp's Debentures and general unsecured debt by the issuance of modified Debentures, accrued interest notes, warrants to purchase 45% of the stock of Acquisition and warrants to purchase 40% of the pro forma outstanding stock of WorldCorp;

         - the restructuring of the Atlas Stockholder Notes and the Earn-Out; and

         - the retention by WorldCorp shareholders of their shares of Common Stock of WorldCorp.

         Cash payments to be made on the effective date of the Original Reorganization Plan were to be funded from the proceeds of a loan from RRF to Acquisition, which was to transfer the funds to WorldCorp by purchasing InteliData stock from WorldCorp. Holders of WorldCorp Debentures and general unsecured creditors were to be offered the right to participate in the making of that loan. As part of the consideration for making the loan, RRF and any participating lenders were to be allowed to purchase from WorldCorp a number of InteliData Shares equal to 10% of the loan amount at a price of $.01 per share. Payments due on the RRF Loan and other obligations of WorldCorp and Acquisition after emergence from bankruptcy were to be made out of monies received from Atlas and its subsidiaries pursuant to an intercompany tax-sharing agreement, and if necessary from the proceeds of sale of InteliData stock.

         --       THE DISPUTE WITH SENIOR NOTE HOLDERS

         During the prepetition negotiations that resulted in the formulation of the Original Reorganization Plan, WorldCorp and RRF had discussions with various creditor constituencies, including counsel for the Senior Notes Trustee and individuals who purported to represent holders of the Senior Notes. Based upon these discussions, the parties to the plan negotiations settled on a structure that provided for WorldCorp to pay to the Senior Note holders in cash on the effective date the amount of their unpaid principal plus all prepetition interest at the non-default rate of 10%. WorldCorp understood that this structure was acceptable to the Senior Note holders, and it was embodied in the Original Reorganization Plan. The Original Reorganization Plan proposed to treat the Senior Note holders as unimpaired.

         After the filing of WorldCorp's Chapter 11 Case, however, purported representatives of the Senior Note holders took the position that the Senior Notes were entitled to prepetition interest at the default rate and to post-petition interest and fees under the terms of the Indenture. In the course of evaluating how to respond to these contentions, the plan proponents concluded that (a) while the Senior Note holders' claims were unsecured and therefore not entitled to postpetition interest or fees as a matter of bankruptcy law, they were entitled under the intercreditor subordination provisions of the Debenture Indenture to be paid in full (including postpetition interest, fees and expenses) from distributions that would otherwise be made to the Debenture holders; (b) because the plan did not provide for payment of postpetition interest, fees and expenses on the Senior Notes, the holders were impaired by the Original Reorganization Plan and were entitled to vote; but (c) the amount of cash available to the Debtor on the effective date would not be sufficient to make even the cash payments to the Senior Note holders that had been contemplated by the Original Plan, let alone the additional cash payments they were demanding. Accordingly, the proponents concluded that they needed to amend the Original Reorganization Plan.

         --       THE FIRST AMENDED REORGANIZATION PLAN

         On March 23, 1999, the Debtors and RRF filed an amended plan of reorganization in an effort to address the objections of the Senior Note holders. (the "First Amended Reorganization Plan") The First Amended Reorganization Plan was similar to the Original Reorganization Plan except for its treatment of the Senior Notes, which changed in the following ways:

         - The First Amended Reorganization Plan divided the Senior Notes claims into two classes, both of which were treated as impaired and therefore entitled to vote on the First Amended Reorganization Plan.

         - Holders of Senior Notes who voted to accept the First Amended Reorganization Plan could elect to receive distributions of cash on the effective date. The distributions would be made from a pool of up to $5.0 million in cash to be funded by the loan from RRF to Acquisition. If fewer than all holders elected to participate in the pool, the funds would be sufficient to pay their claims in full. If all holders elected to participate, they would receive pro rata distributions from the pool.

         - Holders who voted to reject the First Amended Reorganization Plan or who voted to accept but did not elect to participate in the cash-distribution pool would receive modified Senior Notes in an aggregate principal amount equal to the amounts they were owed under the Senior Notes Indenture. The modified Senior Notes would be secured and would have priority over the modified Debentures to be issued under the First Amended Reorganization Plan.

         --       RRF'S PURCHASE OF THE SENIOR NOTES

         The First Amended Reorganization Plan was abandoned shortly after it was filed because the Senior Note Holders opposed it and were unwilling to agree to a settlement of the Senior Notes Claims in an amount that RRF was willing to fund. RRF, which had purchased $250,000 principal amount of the Senior Notes on February 22, 1999, then began negotiating to purchase the remaining $4.75 million of Senior Notes from the objecting holders. That purchase was consummated on May 7, 1999. As a result of these purchases, RRF now holds 100% of the Senior Notes in addition to approximately 40% of the Debentures.

         --       SALES OF INTELIDATA SHARES

         Between the time the First Amended Reorganization Plan was abandoned and the time that RRF purchased the Senior Notes, the market value of WorldCorp's stock in InteliData increased dramatically. The price of the stock, which had traded below $1.00 per share when the First Amended Reorganization Plan was filed, rose above $5.00 per share briefly and traded for several months at prices in the range of $3.00 to $4.00 per share. This increase presented WorldCorp with the opportunity to raise the cash necessary to fund a plan of reorganization by selling InteliData Shares into the market rather than by borrowing from RRF, as contemplated by the Original Reorganization Plan and the First Amended Reorganization Plan. WorldCorp pursued this opportunity by obtaining authority to sell InteliData Shares free and clear of liens of secured creditors, with those creditors receiving replacement liens on proceeds of sale. Subsequently, all liens of secured creditors were eliminated by the Debtors by payment or litigation and settlement of secured claims. In addition, the price of InteliData stock rose above $7.00 per share in early 2000. The Debtors, in consultation with the Committee, have taken advantage of these favorable developments by selling InteliData shares in broker transactions under Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"). Between February 12, 1999, when the WorldCorp Case was filed, and March 13, 2000, WorldCorp sold all of its InteliData Shares under Rule 144. As of March 14, 2000, the Debtors held approximately $59 million of cash consisting of proceeds of these sales and funds received from other sources in the course of the Chapter 11 cases. In addition, as of March 14, 2000, the Debtors held 2,483,861 World Airways Shares. As discussed elsewhere in this Disclosure Statement, the Airways Shares are thinly traded, making it difficult to plan for sales. The Debtors also are discussing a possible sale of the Airways Shares to a group of accredited investors in a private sale that would be exempt from registration requirements under the so-called "4(1 1/2)" exemption of the Securities Act. The Debtors expect to file a motion to approve that sale in the near future, subject to higher and better competing bids, with the sale to close on or before the Effective Date. No assurance can be given, however, that any such sale will occur.

         --       SETTLEMENT OF THE PATRICK F. GRAHAM EMPLOYMENT CONTRACT

         On July 17, 1999, the Court approved a settlement among WorldCorp, RRF and Patrick F. Graham, who was then the President and Chief Executive Officer and a director of WorldCorp and the sole officer and director of Acquisition. Pursuant to the terms of this settlement, which was negotiated by RRF and agreed to by the Debtors, (i) Mr. Graham resigned as an officer and director of each Debtor; (ii) Mr. Graham received payment for his unpaid wages and expenses through the date of the settlement; (iii) Mr. Graham became entitled to receive, upon confirmation of a plan of reorganization for WorldCorp, a bonus in the amount of $85,000, of which the first $50,000 was to be applied to the repayment of a $50,000 loan from Atlas to Mr. Graham; (iv) Mr. Graham retained 58,333 vested options to buy shares of InteliData stock from WorldCorp at an exercise price of $2.98 per share, but relinquished all unvested options; and (v) the parties agreed that Mr. Graham would be entitled to assert a general unsecured claim of $25,000 for a prebankruptcy loan in that amount from Mr. Graham to WorldCorp, assuming that adequate documentation of such loan was provided and that Mr. Graham made the $50,000 repayment of the Atlas loan.

         Mr. Graham exercised his 58,333 InteliData options in a cashless exercise based upon the trading price of InteliData Shares on February 11, 2000. In this transaction, which was carried out by WorldCorp with the approval of the Committee, WorldCorp paid to or for the account of Mr. Graham cash equal to $228,965.89, which is equal to the difference between the average price of $6.905152 that WorldCorp received for the InteliData Shares that it sold on February 11, 2000 and the option exercise price of $2.98 per share multiplied by 58,333 shares. The transaction was memorialized in an Option Exercise Agreement dated February 18, 2000. This transaction eliminated Mr. Graham's options at a much lower cost to the Debtors and the estates than the alternative of rejecting the options as executory contract obligations. Arthur Andersen LLP estimated that the damage claim for rejection of the options would equal 97% of the stock price under standard Black-Scholes methodology for valuing options, or $390,714.28 based on the February 11, 2000 trading price. Moreover, because the options were included in the settlement approved by the Bankruptcy Court, the damage claim would have been entitled to payment in full as an Administrative Claim. Accordingly, the cashless exercise benefited the creditors and the estates to the extent of more than $160,000 based on the February 11, 2000 trading price. As of the close of trading on March 13, 2000, the price of InteliData Shares was over $18 per share. Accordingly, the benefit to the estate of Mr. Graham's cashless exercise is a multiple of that amount today.

         --       THE WORLD AIRWAYS SETTLEMENT

         Approximately a year before WorldCorp's Chapter 11 filing, World Airways loaned WorldCorp a total of $2.0 million ("World Airways Secured Loan"), which was used by WorldCorp to pay debt obligations. The loan was initially collateralized by 1,000,000 shares of World Airways common stock owned by WorldCorp, bore interest at prime plus 2.5% and was due on April 28, 1998. After WorldCorp failed to make the required payment on April 28, 1998, the World Airways Secured Loan was restructured to increase the interest rate to 12% per annum and substitute 1,860,396 InteliData Shares for 500,000 of the 1,000,000 World Airways Shares previously held as collateral. On June 25, 1998, World Airways redeemed 150,000 of the remaining pledged World Airways Shares for a credit equal to $4.55 per share that was applied to payment of accrued interest, expenses, and reduction of principal. On August 25, 1998, World Airways sold 245,000 of the pledged InteliData Shares and applied the proceeds to payment of accrued interest and reduction of principal.

         As of July 31, 1999, the World Airways Secured Loan had an outstanding balance of $1,431,939.95, consisting of $ 1,217,850.22 of principal and $ 213,989.73 of unpaid accrued interest and fees. The World Airways Secured Loan was secured by a pledge of 350,000 shares of World Airways common stock and 1,615,396 shares of InteliData common stock. Because the value of that collateral was substantially greater than the outstanding balance of the loan, the amount of interest and attorney's fees for which WorldCorp was liable under the terms of the World Airways secured loan continued to increase even after WorldCorp filed its Chapter 11 petition. World Airways also had an unsecured intercompany claim in the amount of $465,143.49 in connection with various prepetition services provided to WorldCorp or advances and payments made on its behalf.

         Beginning in May 1999, the Debtors negotiated with World Airways to resolve the outstanding claims. World Airways was interested in reaching a settlement that would repay its outstanding receivables from WorldCorp and reduce or eliminate WorldCorp's ownership interest in World Airways, which represented about 50% of the outstanding World Airways shares. The Debtors were interested in eliminating the World Airways claims without having to pay them in cash, which needed to be conserved for other purposes under any Chapter 11 plan. As part of the negotiation, the Debtors were willing to settle a potential fraudulent conveyance claim against World Airways related to its purchase of a computer system from WorldCorp in December 1998. In early July, the Debtors and World Airways agreed on the principal terms of a comprehensive settlement. Because the settlement contemplated the transfer of World Airways shares that were owned by Acquisition and were subject to liens in favor of the Atlas Stockholders, WorldCorp determined that it was necessary to commence a Chapter 11 case for Acquisition in order to implement the settlement. Acquisition filed its Chapter 11 petition on July 2, 1999.

         On August 13, 1999, the Debtors consummated the settlement with World Airways, which had been approved by the Bankruptcy Court by order entered August 6, 1999. The World Airways settlement represented a global resolution of all open matters between WorldCorp and World Airways. These matters fell into three categories:

         - World Airways' Secured Loan to WorldCorp, which had an outstanding balance of approximately $1.4 million and was secured by collateral worth many times that amount, was paid at par in the form of World Airways Shares valued at $1.56225 per share (the "Transfer Price"). The Transfer Price was equal to the average of the closing prices of World Airways Shares for the 30-day period from June 17, 1999 through July 16, 1999. Because of a general decline in the trading price of World Airways Shares throughout the measurement period and thereafter, the Transfer Price represented a premium of almost 50% above the market price of the shares at the time the settlement was consummated.

         - World Airways' unsecured claim against WorldCorp, which had an outstanding balance of about $465,000 and arose out of prebankruptcy intercompany advances, services and office expenses payable by WorldCorp, was paid at a nominal value of 50 cents on the dollar in the form of World Airways Shares valued at the Transfer Price. Because the Shares were priced at the Transfer Price, which represented a premium of almost 50% over market, the actual recovery on World Airways' unsecured claim was around 33 cents on the dollar.

         - WorldCorp's potential claims against World Airways, principally related to WorldCorp's prepetition sale of its computer system to World Airways, were settled in return for a $75,000 cash payment by World Airways to WorldCorp.

         The settlement originally contemplated the sale by Acquisition of additional World Airways Shares to World Airways or its designated purchaser for cash at the Transfer Price of $1.56225 per share. Both RRF and the Atlas Stockholders objected to that element of the settlement, and the World Airways Settlement as consummated dealt only with resolution of outstanding claims.

         As part of the World Airways Settlement, World Airways released its liens on 1,328,996 InteliData Shares and approximately $815,000 of cash collateral attributable to sales of InteliData Shares that had been sold free and clear of World Airways' liens. The release of the liens on the InteliData Shares enabled WorldCorp to sell them into the market from time to time in order to raise cash as discussed above. The cash collateral that had been released by World Airways was transferred to Acquisition along with other funds to compensate Acquisition for the World Airways shares it had relinquished as part of the settlement. Following the consummation of the World Airways settlement, Acquisition held a total of approximately $1,118,000 in cash, $546,787.50 of which was held free and clear of liens and the balance of which was cash collateral securing the Atlas Stockholder Notes and Earn-Out.

         --       APPOINTMENT OF THE COMMITTEE

         On March 1, 1999, shortly after the commencement of the WorldCorp Case, the United States Trustee convened a meeting of the holders of the 20 largest unsecured claims against WorldCorp for the purpose of determining whether to form an official committee to represent the interests of the unsecured creditors in the case. Based upon the status of the case at that time and the lack of sufficient interest on the part of the creditors attending that meeting, the United States Trustee declined to appoint an official committee but left open the possibility that a committee could be appointed later in the case if circumstances warranted. As the cases progressed, the Debtors concluded that the appointment of an official committee would facilitate the Chapter 11 process. Accordingly, in June 1999, the Debtors cooperated with and supported a request by three Debenture holders for the United States Trustee to appoint an official committee to represent the interests of all the unsecured creditors. The United States Trustee responded on August 17, 1999 by appointing an official committee of unsecured creditors (the "Committee") consisting of RRF, the Senior Notes Trustee, the Debenture Trustee, and two Debenture holders. While the Committee decided not to retain counsel or other professionals in these cases, it has considered and expressed its views about administrative matters, dispositions of assets, and issues related to the plan of liquidation. In particular, the Debtors have consulted members of the Committee in connection with sales of InteliData Shares, and have revised portions of the Plan and this Disclosure Statement in response to comments from the Committee and counsel for individual Committee members.

         --       THE ATLAS LITIGATION AND SETTLEMENT

         As the price of InteliData shares began to rise, the Debtors were forced to compare the speculative appeal of building a business through acquisitions where its equity would trade on the basis of earnings against the possibility of rescinding the Atlas transaction and distributing the Debtors' assets to creditors in a liquidation. The Original Reorganization Plan and the First Amended Reorganization Plan had been premised on the notion that growth of Atlas through future acquisitions would increase its income and the value of the Debtors' investment to the point that they would be able to pay off the Atlas Stockholder Note and Earn-Out and generate positive returns for the Debtors and their other creditors. Based upon extensive analysis performed by Arthur Andersen LLP, however, the Debtors concluded that (i) Acquisition's total liability to the Atlas Stockholders under the Atlas Stockholder Notes and Earn-Out would be significantly greater than the value of Atlas under any reasonable scenario, (ii) Acquisition would default under the Atlas Stockholder Notes and Earn-Out when they came due, (iii) the Atlas Stockholders could be expected to foreclose their liens on the assets of Acquisition and WorldCorp in order to satisfy the Atlas Stockholder Notes and Earn-Out, and (iv) this result was foreseeable based upon contemporaneous projections at the time of the Paper Transaction. The unfairness of the operation of the Earn-Out was confirmed by analyses, including models of hypothetical transactions, prepared by Arthur Anderson at the Debtors' request for use in litigation. Arthur Andersen's analysis also indicated that the modifications of the Atlas Stockholder Notes and Earn-Out contemplated by the Original Reorganization Plan and the First Amended Reorganization Plan would not have changed this result. Ultimately, the Debtors concluded, the very substantial value represented by the InteliData Shares -- shares that WorldCorp had owned free and clear before the Paper Transaction -- would flow almost entirely to the Atlas Stockholders, with little recovery for the other creditors.

         In an effort to negotiate a more equitable resolution, the Debtors met with counsel for the Atlas Stockholders and counsel for RRF on June 16, 1999 to open a dialogue based upon the Debtors' economic analysis of the Paper Transaction. At that meeting and afterwards, however, counsel for the Atlas Stockholders indicated that they did not intend to negotiate with the Debtors about a revised plan. Instead, the Atlas Stockholders elected to deal only with RRF, which at that time was in favor of pursuing a restructuring of the Paper Transaction rather than a rescission. Further, counsel for the Atlas Stockholders advised counsel for RRF that they would not respond to the Debtors' economic analysis except in a litigation context. On July 9, 1999, after several weeks had passed without producing a settlement proposal that the Debtors could support, the Debtors filed suit against the Atlas Stockholders to set aside the Paper Transaction as a fraudulent conveyance.

         After a period of procedural sparring in the fraudulent conveyance action and litigation over the terms of the World Airways settlement and WorldCorp's efforts to assert control over Atlas, the Debtors and the Atlas Stockholders entered into negotiations looking toward a comprehensive settlement of their disputes. These negotiations resulted in a settlement agreement that was filed with the Bankruptcy Court on October 26, 1999, approved by order entered November 18, 1999, and consummated on November 29, 1999.

         The Atlas settlement was a global resolution of all matters between the Debtors on one hand and the Atlas Stockholders and their related parties on the other. The settlement included the following elements:

         - Acquisition transferred its shares of Atlas to the Atlas Stockholders, and they transferred their shares of Acquisition to WorldCorp. As a result of these transfers, Acquisition became a wholly owned subsidiary of WorldCorp and the Debtors relinquished their interest in Atlas.

         - The Atlas Stockholder Notes and Earn-Out were canceled, and WorldCorp's guarantee of those obligations was released. Cancellation of these obligations eliminated over $31 million of secured debt, leaving Acquisition essentially debt-free and WorldCorp with no secured debt.

         - The Atlas Stockholders' liens on the Debtors stock in World Airways, InteliData and Acquisition, as well as the cash collateral that had been deposited under the World Airways settlement, were released. As a result of the release of these liens, the Debtors now hold all of their assets free and clear of liens, claims and encumbrances.8/

         - The Atlas fraudulent conveyance litigation was dismissed with prejudice, and all other obligations and claims between the Debtors on one hand and the Atlas Stockholders and related parties on the other were released.9/ In consideration for the release and the other elements of the settlement, the Debtors paid $280,000 to the Atlas Stockholders.

--------
8/ The creditors have derived very significant benefits from the release of their liens because of the rising market for InteliData Shares.
9/ As part of the closing of the Atlas settlement, the Atlas Stockholders also exchanged limited releases with RRF and Rothschild Inc. The Debtors were not parties to the release of RRF and Rothschild.
--------

         - The Debtors agreed, subject to satisfaction of certain conditions, to file consolidated tax returns that included Atlas and its subsidiaries for the portion of 1999 ending on the closing date. (The Debtors had previously filed consolidated tax returns for 1998.) The conditions to the filing include receipt of an acceptable opinion from counsel for Atlas with respect to the propriety of tax consolidation. Because Atlas would bear the cost of any additional taxes that resulted from disallowance of deductions or other audit adjustments, the settlement gives Atlas the right in good faith to control any audit and handle negotiations with the Internal Revenue Service.

         - Assuming a consolidated return for 1999 is filed, which the Debtors believe will occur well before the Effective Date, the settlement provides for Atlas to make tax-sharing payments to Acquisition in an amount equal to the tax liability that Atlas and its consolidated subsidiaries would bear if they were not consolidated for tax purposes with the Debtors. These payments are to be allocated 2/3 to the Atlas Stockholders and 1/3 to the Debtors. Final payments due from Atlas and Acquisition when the 1999 consolidated return is filed are to be adjusted to give credit for the $200,000 preliminary tax-sharing payment made by Atlas to Acquisition and the payments of $110,000 and $90,000 made by Acquisition to the Atlas Stockholders and WorldCorp, respectively, in April 1999.

         - Contemporaneously with the closing of the Atlas settlement, the Debtors' representative on the Atlas board of directors and the Atlas Stockholders' representative on the World Airways board of directors resigned those positions.

         --       THE ANDREWS LITIGATION AND PROPOSED SETTLEMENT

         On July 14, 1999, the Debtors filed an adversary proceeding in the Bankruptcy Court against T. Coleman Andrews, III, WorldCorp's former Chairman and Chief Executive Officer. The complaint alleges that, in the course of severing his employment relationship with WorldCorp, Andrews received preferential or fraudulent transfers that are voidable under the Bankruptcy Code, and engaged in common law negligent misrepresentation, breach of contract, intentional and negligent misconduct, spoliation, and conversion. These claims arise out of, among other things, the negotiation and execution of a General Release and Severance Agreement, the forgiveness of the balance owed on a promissory note owed by Andrews to WorldCorp, the sale of WorldCorp's shares of stock in Strategic Weather Services to Andrews, the tax classification of Andrews' annual bonus, and the alleged removal by Andrews of property belonging to WorldCorp and Airways. Andrews filed an answer and counterclaim to the complaint generally denying the allegations of the complaint and asserting various affirmative defenses. Andrews also asserted a counterclaim, one count seeking indemnification pursuant to WorldCorp's articles of incorporation and
Section 145 of the Delaware General Corporation Law for liability and expenses in connection with claims arising out of his service as an officer and director of WorldCorp, and another count alleging that WorldCorp interfered with Andrews' ability to exercise his vested options to purchase 50,000 shares of InteliData stock from WorldCorp at $3.00 per share.

         On February 28, 2000, WorldCorp and Andrews entered into a settlement agreement that resolves both the pending litigation and Andrews' InteliData options. The settlement, which is subject to Bankruptcy Court approval, provides for the parties to dismiss the litigation with prejudice and exchange mutual releases and for the cancellation of Andrews' InteliData options in return for a cash payment to Andrews of $135,720.75 (the "Option Payment"). The Option Payment is equal to 55% of the difference between (i) the total value of 50,000 InteliData Shares as of February 18, 2000 (valued at the average net price of $7.9353 per share that WorldCorp received for InteliData Shares it sold on that date) and (ii) the total exercise price for 50,000 InteliData Shares (at $3.00 per share).

         The cancellation of Andrews' vested options to purchase 50,000 InteliData Shares from WorldCorp has both practical and monetary benefits for the creditors and the estates. It would not be practicable to set aside these shares for future exercise of Andrews' options in the context of a complete liquidation of WorldCorp. Absent the settlement, WorldCorp would have rejected the options as prepetition contract rights under Section 365 of the Bankruptcy Code, and Andrews would have been able to assert a prepetition general unsecured claim for damages equal to the value of the options. Arthur Andersen LLP estimated that the damage claim could total $380,000 or more, depending on the trading price of the InteliData Stock at the time of the rejection. That claim would be worth at least 55 cents on the dollar under the Plan, and could be more if distributions to creditors increase. Under the terms of the proposed settlement, Andrews agrees to the cancellation of his InteliData Options in return for a payment equal to 55% of $246,765 (the difference between the $3.00 per share exercise price and the $7.9353 per share average net price WorldCorp received for InteliData Shares it sold on February 18, 2000, the day the parties agreed in principle to settle the litigation). The 55% figure is fixed, and Andrews will not be entitled to additional payments even if the ultimate distribution to general unsecured creditors is greater. Thus, the settlement fixes the cost of eliminating the InteliData Options at an amount considerably below the value of the potential damage claim that could have resulted from rejection of the options.

         By contrast, the benefits of continuing the litigation are uncertain. Based upon information that came to light in the course of discovery, the Debtors have concluded that there is no factual basis for the claims set forth in the complaint other than those concerning transfers possibly avoidable in bankruptcy. While the Debtors continue to believe there was a reasonable likelihood of success on certain of the avoidance claims, no litigation is without risk and there is no guarantee that the Debtors would prevail. Moreover, continued prosecution of the lawsuit was likely to be an expensive venture that could complicate and delay the conclusion of these Cases. Because the Andrews litigation would not be tried until after the Plan's Effective Date, the Debtors would need to establish a separate liquidating entity to continue the litigation, fund a substantial litigation reserve, pay for continued insurance coverage and administrative costs, and incur additional expenses for filing tax returns and ultimately winding up the affairs of the liquidating entity at the conclusion of the litigation. These steps may be unnecessary in light of the settlement.

         Moreover, the settlement eliminates Andrews' indemnity claim against WorldCorp. Andrews has asserted a counterclaim alleging that, as a former director who has been sued with respect to matters relating to his service, he is entitled to indemnity under WorldCorp's bylaws and Delaware law. In particular, he asserts that he is entitled to indemnity for fees and expenses incurred in defending this action. While Andrews' indemnity claim is subject to various requirements and defenses and is, in any event, a prepetition general unsecured claim, allowance of that claim would have significantly diminished or eliminated any net benefit to the creditors and the estates of pursuing the litigation to a successful conclusion.

         The Debtors have filed a motion for approval of the Andrews settlement, which is to be considered by the Bankruptcy Court on March 24, 2000. Assuming the settlement is approved, the consummation of the settlement will occur before the Plan becomes effective.

         --       OTHER POTENTIAL OBJECTIONS AND CLAIMS

         The Debtors intend to file, before the Confirmation Date, objections to various claims that were filed or scheduled in the WorldCorp Case. Most of these are claims filed by WorldCorp stockholders, claims naming debtors other than WorldCorp, claims that should be directed against World Airways, or claims filed by individual holders of Debentures that duplicate the claim filed by the Debenture Trustee on behalf of all the Debenture holders. The Debtors do not intend to object to the claims filed by the Debenture Trustee and the Senior Notes Trustee, which are to be paid as provided in the Plan.

         The Debtors have considered the possibility of asserting claims against professionals and other parties in connection with the Paper Transaction but have decided not to do so given the rescission of that transaction and the difficulty, expense and uncertain outcome of any such effort. The Debtors also investigated possible bases for objecting to claims that RRF purchased before the WorldCorp Petition Date or during the Chapter 11 period, but have concluded that no objection is warranted under the circumstances of these Cases.

         --       THE LIQUIDATING PLAN OF REORGANIZATION

         The World Airways and Atlas settlements cleared the way for an orderly liquidation and distribution of the Debtors' remaining assets. The elimination of all secured claims has left the Debtors with three main categories of prepetition debt: general unsecured claims, the Senior Notes, and the Debentures. Furthermore, the release of the liens that had secured the World Airways Loan and the Atlas Stockholder Notes and Earn-out means that all assets are now free and clear of all liens, claims and encumbrances. The problems that remained were how to maximize the value of the remaining World Airways and InteliData shares held by the Debtors and how to distribute that value in a way that is both fair and equitable and gives effect to the intercreditor subordination provisions of the Debenture Indenture.

         In early October 1999, while the Atlas settlement was still under negotiation, the Debtors and the Committee began discussing the terms of a liquidating plan of reorganization that would deal with these issues. While negotiations over the plan were continuing, the Debtors accumulated enough cash from sales of InteliData Shares to be able to pay off the Senior Notes in full, thereby eliminating most of the basis for disagreement about how to implement the intercreditor subordination provisions of the Debenture Indenture.

         In the course of these negotiations, the parties settled on a strategy of selling enough InteliData Shares to fund all of the expenses of the Chapter 11 cases and pay off the Senior Notes in full, and distributing the remaining InteliData Shares to the creditors under a plan of liquidation. Because this strategy required registration of the remaining InteliData Shares under the Securities Act of 1933, the Bankruptcy Court extended the period for filing a plan and the Debtors entered into negotiations with InteliData for registration of the shares. At the request of the Committee, however, the Debtors terminated these negotiations, modified the terms of the plan that was then being drafted, and have pursued a strategy of continuing to sell InteliData Shares in broker transactions under Rule 144 as and when favorable selling opportunities are presented rather than registering the shares for distribution to creditors under the Plan. On March 13, 2000, the Debtors sold the last of their InteliData Shares. As a result of these sales, the Debtors hold over $59 million in cash as of March 14, 2000.

         On January 10, 2000, the Debtors filed their proposed Joint Liquidating Plan of Reorganization of WorldCorp, Inc. and WorldCorp Acquisition Corp. and an accompanying proposed disclosure statement. Thereafter, the Debtors made certain modifications to the proposed plan and disclosure statement in response to comments from the Committee. On March 14, 2000, the Debtors filed the Plan, which is an amended version of the January 10, 2000 plan, and this Disclosure Statement, which is an amended version of the January 10, 2000 proposed disclosure statement. The information contained in this Disclosure Statement is believed to be current as of March 14, 2000 but does not reflect events occurring after that date.

         -- EXPECTED ADMINISTRATIVE CLAIM OF RRF. RRF has advised the Debtors and the Committee that it intends to file a claim pursuant to Sections 503(b)(3)(D) and 503(b)(4) of the Bankruptcy Code for reimbursement of fees and expenses incurred in connection with the Cases. Section 503(b)(3)(D) allows a creditor to recover its "actual, necessary expenses" incurred "in making a substantial contribution in a case under . . . chapter 11" of the Bankruptcy Code. Section 503(b)(4) provides for "reasonable compensation for professional services rendered by an attorney or an accountant" for a creditor that qualifies for reimbursement under Section 503(b)(3)(D). All such claims are subject to review and approval by the Bankruptcy Court after notice and a hearing. The Debtors cannot predict what position they will take with respect to RRF's claim if and when it is filed. The Plan provides that the Liquidating Agent will reserve Cash equal to the full amount of any claims that are filed under Section 503(b) and have not been allowed or disallowed by the Effective Date. To the extent RRF's claim under Section 503(b) of the Bankruptcy Code is allowed by the Bankruptcy Court, it will be paid in full as an administrative expense of the Cases.

VI.      DESCRIPTION OF THE DEBTORS' REMAINING ASSETS AND LIABILITIES

         The following section provides an overview of the Debtors' remaining assets and liabilities, all of which are dealt with by the Plan. This section is not intended to contain the information which would be required in the Management's Discussion and Analysis section of SEC filings. For a complete analysis of the financial results and Management's Discussion and Analysis of World Airways and InteliData, see the reports filed with the SEC on Forms 10-K and 10-Q. WorldCorp has not filed any periodic SEC reports since filing a Form 10-Q on May 20, 1998 for the quarter ending March 31, 1998.

         As stated above, WorldCorp and Acquisition are holding companies with no operations of their own. As such, they obtain all of their funds through their ownership of stock in InteliData and Airways, neither of which is likely to pay dividends in the foreseeable future. Accordingly, the recovery that creditors collectively will realize under the Plan depends primarily upon the amount of cash on hand and the value of the World Airways Shares and InteliData Shares and the performance of those companies.

         A.       Cash

         As of March 14, 2000, the Debtors held cash and cash equivalents in the amount of approximately $59 million. The Plan calls for the assets and liabilities of WorldCorp and Acquisition to be combined through substantive consolidation for purposes of making distributions under the Plan, so the cash held by Acquisition will be available under the Plan for payment of expenses and distribution to creditors of WorldCorp. As a result of the Atlas Settlement discussed above, Acquisition has essentially no creditors of its own. The amount of cash on hand may increase or decrease before the Effective Date under the Plan as a result of receipt of tax-sharing payments from Atlas, sales of Airways Shares, or payments of administrative expenses in the ordinary course of business or pursuant to an order of the Bankruptcy Court.

         B.       Investment in World Airways

                  1.       Ownership of World Airways Stock

         The Debtors own approximately 38% of the outstanding common stock of World Airways, a global provider of long-range passenger and cargo air transportation outsourcing services to major international airlines under fixed rate contracts. World Airways was a wholly-owned subsidiary of WorldCorp in 1993. In February 1994, pursuant to an October 1993 agreement, WorldCorp sold 24.9% of its ownership in World Airways to MHS Berhad, a Malaysian aviation company ("MHS"). Effective December 31, 1994, WorldCorp increased its ownership in World Airways to 80.1% through the purchase of 5% of World Airways common stock held by MHS. In October 1995, World Airways completed an initial public offering. In September, 1997 World Airways purchased 3,227,000 shares of its common stock from WorldCorp. As a result, at December 31, 1997, WorldCorp owned approximately 46.3% of World Airways. Accordingly, beginning in September 1997, WorldCorp reported its proportionate share of World Airways' financial results using the equity method of accounting. In January 1998, MHS sold 773,000 shares of its World Airways common stock to World Airways. Effective January 23, 1998, WorldCorp and MHS owned 51.2% and 16.8%, respectively, of the outstanding common stock of World Airways, with the balance publicly traded. As discussed above, in April 1998 WorldCorp transferred 3,702,586 of its shares in World Airways to its newly organized subsidiary, Acquisition. Subsequently, the Debtors transferred 1,065,394 shares of World Airways stock to World Airways pursuant to a settlement dated July 9, 1999. As of March 3, 2000, the Debtors owned a total of 2,483,861 Airways Shares, representing approximately 38% of the outstanding stock of World Airways.

         World Airways' stock is thinly traded and has experienced a general decline in trading price over the past year. During 1999, the stock traded at prices ranging from $0.78 per share to $1.78 per share. During the month of December 1999, the stock traded at prices that averaged less than $1.00 per share on volumes that averaged less than 25,000 shares per day.

         While the stock of World Airways is publicly traded, the Debtors' ability to sell Airways Shares into the public market may be extremely limited. As affiliates of World Airways for purposes of the securities laws, the Debtors are subject to the volume limitations of Rule 144 of the Securities Act. This rule permits sales or other dispositions by affiliates during any three-month period in an amount up to the greater of one percent of the total number of shares outstanding or the average weekly trading volume for the four weeks immediately preceding the week in which the holder gives notice of its intent to sell. Given the facts that the Debtors own approximately 38% of the outstanding shares of World Airways and that average weekly trading volumes for World Airways shares have been well below 5% of the outstanding shares, Rule 144 does not offer a realistic means of disposing of all of the World Airways shares promptly. Furthermore, because World Airways is neither a debtor nor a co-proponent of the Plan, the securities law exemption of Bankruptcy Code
Section 1145 is not applicable to the sale or distribution of World Airways shares under the proposed Plan.

         In order to liquidate the Airways Shares, the Debtors must either sell them in a private transaction that is exempt from the registration requirements of the Securities Act or arrange for them to be registered so that they can be offered to creditors. The Debtors have explored and are continuing to explore both of these alternatives. The Debtors have received an offer from a group of accredited investors that includes members of Airways management to purchase the Airways Shares in an exempt private transaction at a price of $.50 per share, but no purchase agreement has been signed and the Debtors cannot predict whether or when the offer will result in a sale of the shares.

         The Debtors also have discussed with Airways the possibility of registering the shares, but Airways has no obligation to do so and, in any event, no registration is currently in effect. Accordingly, the Debtors are not able to propose a distribution of the Airways Shares to creditors under the Plan. If the Debtors' Airways Shares have been registered under the Securities Act of 1933 before the Plan becomes effective, the Debtors may offer, in accordance with applicable securities laws, to holders of Class 4 Debentures Claims and holders of Class 5 General Unsecured Claims the opportunity to receive distributions of the Airways Shares allocated to their claims when the Plan becomes effective. The decision whether to make such an offer will be made in consultation with the Committee in light of circumstances at the time any such registration statement becomes effective. If the Airways Shares are registered after the Plan becomes effective, any such offer may be made by the Liquidating Agent.

         The Debtors intend to continue their efforts to sell the Airways Shares to the Airways management group in a private transaction that is exempt from registration requirements under the so-called "4(1 1/2)" exemption of the Securities Act, but no assurance can be given that the Debtors will be successful in this endeavor. Accordingly, the Plan provides that, if the Airways Shares have not been sold or distributed by the Effective Date, they will be held by the Liquidating Agent for future sale or other disposition in accordance with applicable securities laws.

         On March 15, 1999, Mark M. Feldman, WorldCorp's President and Chief Restructuring Officer; Wilbur Ross, a principal of Rothschild Recovery Fund L.P. ("RRF"), WorldCorp's largest creditor; and Rodger Krouse, a principal of Sun Capital, an affiliate of the Atlas Stockholders, were appointed to the World Airways Board of Directors to replace Patrick F. Graham, WorldCorp's former President and Chief Executive Officer, as representatives of WorldCorp.10/ Mr. Graham resigned as a Director of World Airways effective February 16, 1999. Pursuant to the Atlas settlement, Mr. Krouse resigned as a Director of World Airways effective November 29, 1999. Messrs. Feldman and Ross continue to serve as directors of World Airways. On January 10, 2000, Gordon McCormick, a holder of Debentures and a member of the Creditors Committee, was appointed to the World Airways Board to replace Mr. Krouse.

--------
10/ Mr. Feldman agreed to serve as a director of Airways on an interim basis during the pendency of the WorldCorp case, but made clear at the time of his appointment that he does not intend to continue in that role once the Plan becomes effective.
--------

                  2.       Description of World Airways

         The following description is taken from World Airways' annual report on SEC Form 10-K for the year ended December 31, 1998 and its quarterly report on SEC Form 10-Q for the quarter ended September 30, 1999:

         World Airways is a global provider of long-range wide-body passenger and cargo air transportation outsourcing services to the U.S. Air Force and to international airlines under fixed rate contracts. World Airways' passenger and freight operations employ 12 wide-body aircraft which are operated under contracts with various airlines. These contracts generally require World Airways to supply aircraft, crew, maintenance and insurance ("ACMI" or "wet lease"), while World Airways' customers are responsible for the other operating expenses, including fuel. World Airways' airline customers have determined that outsourcing a portion of their wide-body passenger and cargo requirements can be less expensive, and offers greater operational and financial flexibility than purchasing new aircraft and additional spare parts required for such aircraft. World Airways also leads a contractor teaming arrangement with other airlines that is one of the largest single suppliers of commercial airlift services to the United States Air Force Air Mobility Command.

         World Airways' operating philosophy is to build on its existing ACMI relationships to achieve a strong platform for future growth. World Airways concentrates on ACMI contracts which shift yield, load factor and certain cost risks to the customer. The customer bears the risk of filling the aircraft with passengers or cargo and assumes operating expenses, including fuel. World Airways has elected to emphasize its ACMI business because World Airways sees opportunities created by a growing global economy, particularly growth in second and third world economies where the demand for airlift exceeds capacity, notwithstanding recent problems faced by some developing countries. World Airways attempts to maximize profitability by combining multi-year ACMI contracts with short term, higher-yielding ACMI agreements which meet the peak seasonal requirements of its customers.

         World Airways focuses its marketing efforts on countries where rapid economic development drives demand for its services. World Airways believes that its modern fleet of long-range medium-density wide-body aircraft are well suited to these less dense international routes and provide superior economics as compared to other popular aircraft such as the Boeing 747 which has greater capacity.

         World Airways has sought to increase its potential customer base by being able to serve both passenger and cargo customers. World Airways flies passenger, cargo and passenger/cargo convertible aircraft that World Airways believes permit World Airways to target emerging opportunities. During the first six months of 1999, World Airways' business relied heavily on its contracts with the U.S. Air Force's ("USAF") Air Mobility Command ("AMC") and Malaysian Airline System Berhad ("Malaysian Airlines"). In 1999 these customers provided approximately 49.3% and 13.7%, respectively, of World Airways' revenues and 34.6% and 12.8%, respectively, of block hours flown. In 1998 these customers provided approximately 39.2% and 19.7%, respectively, of World Airways' revenues and 26.0% and 19.7%, respectively, of block hours flown.

         As a result of its contracts with the USAF, Malaysia and other customers, World Airways had an overall contract backlog at June 30, 1999 of $148.0 million, compared to $226.9 million at June 30, 1998. Approximately $88.7 million of the backlog relates to operations during the remainder of 1999. Approximately 20.1% of the backlog relates to its contracts with the USAF and 18.7% relates to its contracts with Malaysian Airlines.

                  3. Description of World Airways' Results of Operations for the Nine Months Ended September 30, 1999 Compared to Nine Months Ended September 30, 1998.

         The following description is taken from World Airways' quarterly report on SEC Form 10-Q for the quarter ended September 30, 1999:

         Total block hours decreased 1,470 hours, or 5.4%, to 25,957 hours in the first nine months of 1999 from 27,427 hours in 1998, with an average of 11.2 available aircraft in 1999 and 12.0 available aircraft in 1998. Average daily utilization (block hours flown per day per aircraft) was 8.5 hours in 1999 and
8.4 hours in 1998. In 1999 wet lease, or ACMI, contracts accounted for 60% of the block hours, a decrease from 70% in 1998. The decrease in ACMI hours reflects a decrease in passenger flying partially offset by an increase in cargo flying. Passenger ACMI flying decreased principally due to the end of a contract with Philippine Air Lines ("PAL") in the first quarter of 1998 and a reduction in Hadj flying in 1999. Cargo ACMI flying increased as a result of the efforts initiated in 1998 to increase cargo business. In 1999 full service flying accounted for 38% of the block hours, an increase from 28% in 1998, primarily because of more flying for the USAF.

         Operating Revenues. Revenues from flight operations decreased $8.2 million, or 3.9%, to $199.7 million in 1999 from $207.9 million in 1998. This decrease is primarily due to the 5.4% decrease in block hours flown in 1999 that was partially offset by an increase in the average yield, or average revenue per block hour, due to an increase in full service flying.

         Operating Expenses. Total operating expenses decreased $4.1 million, or 1.9%, in 1999 to $206.2 million from $210.3 million in 1998.

         Flight operations expenses increased $5.3 million, or 9.9%, in 1999. This increase resulted primarily from an increase in full service flying which necessitated the employment of additional flight attendants that increased costs by approximately $4.5 million. A reduction in the number of pilots generated cost reductions of approximately $2.5 million. Increased full service flying resulted in increased costs for passenger food, air to ground communications and aircraft handling.

         Maintenance expenses increased $5.5 million, or 12.4%, in 1999. This decrease principally reflects the 5.4% decrease in block hours flown and an additional maintenance accrual of $1.4 million relating to an engine overhaul in the first half of 1998.

         Aircraft rent and insurance costs decreased $6.0 million, or 9.4%, in 1999. This decrease resulted primarily from decreases in rent expense for World Airways' MD-11 aircraft negotiated with the aircraft lessors in 1998 as well as the reduction in the average number of aircraft available.

         Fuel expenses increased $3.1 million, or 21.3%, in 1999 due to a 26.8% increase in the number of gallons of fuel consumed that more than offset a 5.4% reduction in the average cost of fuel per gallon.

         Commissions decreased $1.6 million in 1999, or 21.9%, principally as a result of commissions being paid for Hadj flying and PAL flying in 1998 that were not paid in 1999.

                  Non-operating income and expense, net improved by $2.5 million in 1999 primarily because of a $1.0 million gain on the sale of a portion of World Airways' interest in an industry-owned organization, a $0.8 million reduction in interest expense because of lower average debt outstanding in 1999 and the $0.5 million charge recorded for assets held for sale in 1998.

                  4.       World Airways Legal and Administrative Proceedings.

         The following description is taken from World Airways' quarterly report on SEC Form 10-Q for the quarter ended September 30, 1999:

         World Airways has periodically received correspondence from the Federal Aviation Administration ("FAA") with respect to minor noncompliance matters. In each of these instances, World Airways was in compliance with international regulations, but not the more stringent U.S. requirements, despite the fact that the flights in question did not originate or terminate in the United States. World Airways has taken steps to comply with the U.S. requirements. While World Airways believes it is currently in compliance in all material respects with all appropriate standards and has all required licenses and authorities, any material non-compliance by World Airways therewith or the revocation or suspension of licenses or authorities could have a material adverse effect on the financial condition or results of operations of World Airways.

         World Airways faces arbitration and a demand for yet to be determined damages resulting from threatened legal action by a foreign company alleging that World Airways improperly terminated an aircraft services agreement with the foreign company. World Airways also has agreed to mediation, but faces arbitration as a result of a continuing dispute over the cancellation of a charter program with another company. World Airways has stated that it does not believe the resolution of these matters will have a material adverse effect on World Airways' financial condition or results of operations.

         World Airways' flight attendants have filed a grievance challenging the use of foreign flight attendant crews on wet leased flights performed during the 1999 Hadj. The issue is likely to be submitted to an arbitrator whose decision could have a material adverse impact on the financial condition or results of operations of World Airways.

         As of December 31, 1998 the FAA had issued two modification requirements. The first requirement provides that the lower cargo compartments of aircraft have fire suppression systems installed by March 2001. The estimated cost of modifying each of World Airways' aircraft is $1.1 million. The second requirement provides that all aircraft have expanded recording capabilities by August 2001. The estimated cost of such installation is approximately $65,000 per aircraft.

         The Federal Aviation Administration ("FAA") has issued a notice of proposed rulemaking concerning an Airworthiness Directive ("AD") that will require the replacement of insulation blankets in the Company's fleet of aircraft. It is expected the FAA will issue a final AD early in 2000 that will require the replacement of the blankets to be accomplished within four years. The Company presently estimates that the costs of the replacements, including material, labor and out-of-service costs will total approximately $4.9 million per aircraft. The Company has not yet determined how the cost of replacing the blankets will be financed, however, the ultimate resolution of this matter could have a material adverse effect on the Company's financial condition and results of operations.

         In addition, World Airways is party to routine litigation and administrative proceedings incidental to its business, none of which is believed by World Airways to be likely to have a material adverse effect on the financial condition and results of operations of World Airways.

                  5.       World Airways Business and Economic Risk Factors

         The following is a general description of the business and economic risk factors that may affect the business operations of World Airways and the most recently available results of operations. For a complete description of the risk factors, see the Form 10-K for the year ended December 31, 1998 filed with the SEC on March 31, 1999, and the Quarterly Report on Form 10-Q for the quarters ended June 30, 1999 and September 30, 1999 filed with the SEC on August 16, 1999 and November 12, 1999.

         World Airways operates in a challenging business environment. The market for outsourcing air passenger and cargo ACMI services is highly competitive. Certain of the passenger and cargo air carriers against which World Airways competes possess substantially greater financial resources and more extensive facilities and equipment than those which are now, or will in the foreseeable future become, available to World Airways. In addition, the air transportation industry is highly sensitive to general economic conditions. Since a substantial portion of passenger airline travel (both business and personal) is discretionary, the industry tends to experience severe adverse financial results during general economic downturns and can be adversely affected by unexpected global political developments. In addition, World Airways' business has been significantly affected by seasonal factors. During the first quarter, World Airways typically experiences lower levels of utilization and yields due to lower demand for passenger and cargo services relative to other times of the year. World Airways experiences higher levels of utilization and yields in the second quarter, principally due to peak demand for commercial passenger services associated with the annual Hadj pilgrimage. In 1998, World Airways' flight operations associated with the Hadj pilgrimage occurred from February 28 to May 12. Because the Islamic calendar is a lunar-based calendar, the Hadj pilgrimage occurs approximately 10 to 12 days earlier each year relative to the Western (Gregorian) calendar. As a result, revenues resulting from future Hadj pilgrimage contracts to the extent World Airways operates under such contracts will continue to shift from the second quarter to the first quarter over the next several years.

         World Airways is highly leveraged. It has incurred substantial debt and lease commitments in connection with its acquisition of MD-11 aircraft. In addition, World Airways has significant future long-term obligations relating to operating leases for aircraft and spare engines. As is common in the air transportation industry, World Airways has relatively high fixed aircraft costs. World Airways operates a fleet of wide-body aircraft. In 1998, World Airways began to dedicate more resources to expanding its cargo business. In 1999, World Airways will be looking at opportunities to convert some of its passenger aircraft to freighters. Achieving high average daily utilization of its aircraft at attractive yields is an important factor in World Airways' financial results. In addition to fixed aircraft costs, a portion of World Airways' labor costs are fixed due to monthly minimum guarantees to cockpit crew members and flight attendants. Factors that affect World Airways' ability to achieve high utilization in its ACMI business include the compatibility of World Airways' aircraft with customer needs and World Airways' ability to react on short notice to customer requirements (which can be unpredictable due to changes in traffic rights, aircraft delivery schedules and aircraft maintenance requirements). Other factors that affect the ACMI business include particular domestic and foreign regulatory requirements, as well as a trend toward aviation deregulation which is increasing the number of alliances and code share arrangements.

         Although World Airways' customers bear the financial risk of filling World Airways' aircraft with passengers or cargo in its ACMI contracts, World Airways can be affected adversely if its customers are unable to operate World Airways' aircraft profitably, or if one or more of World Airways' customers experience a material adverse change in their market demand, financial condition or results of operations. Under these circumstances, World Airways can be adversely affected by receiving delayed or partial payments or by receiving customer demands for rate and utilization reductions, flight cancellations, and/or early termination of their agreements.

         World Airways derives a significant percentage of its revenues and block hours from its operations in the Pacific Rim region. Any further economic decline or any military or political disturbance in this area may interfere with World Airways' ability to provide service in this area. In 1998, the effects of the adverse economic conditions in Malaysia, Indonesia and other countries in the Asia Pacific Region included a national liquidity crisis, significant depreciation in the value of the ringgit and the rupiah, higher domestic interest rates, reduced opportunity for refinancing or refunding of maturing debts, and a general reduction in spending throughout the region. These conditions and similar conditions in other countries in the Asia Pacific Region have had and could continue to have a material adverse effect on the operations of World Airways.

                  6.       Foreign Ownership Restrictions Applicable to Airways
                           Shares

         As a United States airline, World Airways is subject to federal restrictions on foreign ownership and control. These restrictions, which are administered by the United States Department of Transportation, prohibit non-U.S. persons from owning more than 25% of the voting stock of World Airways or having effective control over World Airways. Foreign persons or entities and domestic investment partnerships that are controlled by foreign persons or that include any foreign investors are treated as non-U.S. persons for purposes of these rules. World Airways' organizational documents provide that, to the extent shares of World Airways common stock are acquired by non-U.S. persons in excess of the 25% limit, the shares most recently acquired by non-U.S. persons automatically become non-voting until they are transferred to U.S. holders, at which point they automatically become voting shares again. Approximately 20% of World Airways' outstanding shares are currently held by Naluri Berhad, a Malaysian aviation company. This means that non-U.S. persons that purchase or receive distributions of World Airways shares currently owned by Acquisition will not be able to vote shares they receive in excess of approximately 5% of the total outstanding stock of World Airways. This fact may make the World Airways shares less valuable to them, and may limit to some extent the market for sales of the shares.

         C.       Former Investment in InteliData

         As stated above, WorldCorp sold all of its shares of InteliData stock during the course of the Chapter 11 case. This section is included solely to provide background information about InteliData.

         InteliData develops and markets products and services to assist financial institutions in providing online banking services. Until 1996, WorldCorp had an ownership interest in US Order, Inc. ("US Order"), a company which provided products and services for home banking and smart telephones. In August 1996, US Order and Colonial Data Technologies Corp. merged to create a new public company, InteliData. As a result of the merger, WorldCorp's shares in U.S. Order were converted into shares of InteliData. WorldCorp reported its proportionate share of InteliData's financial results using the equity method of accounting. As of the Petition Date WorldCorp owned 8,734,273 shares of InteliData, or an ownership interest of approximately 29.2% of the capital stock of InteliData. During the Chapter 11 case, WorldCorp sold all of these shares to raise cash to pay administrative expenses and fund the Plan.

         InteliData's shares are listed on NASDAQ's national market system. The stock is highly volatile. During 1999, shares of InteliData traded at prices as low as $1.09 per share and as high as $7.25 per share. During the same period, daily trading volumes ranged from 143,200 shares to over 2,000,000 shares. On March 14, 2000 the stock closed at $18.50 per share on daily trading volume of 1,875,700 shares.

         Until the week of February 7, 2000, WorldCorp owned more than 10 percent of the stock of InteliData and the Chairman of InteliData was a director of WorldCorp. Accordingly, WorldCorp was considered an affiliate of InteliData for purposes of federal securities laws. While WorldCorp's affiliate status ended on February 11, 2000, all of its dispositions of InteliData shares were subject to the volume limitations under Rule 144 of the Securities Act. 11/ In order to raise cash to fund the Plan and pay administrative expenses, WorldCorp sold its shares of InteliData in market transactions pursuant to Rule 144. During the period from February 12, 1999, when the WorldCorp Case was filed, to March 13, 2000, WorldCorp sold all of its InteliData Shares. In the process, WorldCorp raised over $59 million of cash. As a result of these sales, creditors are projected to recover about 70% of the allowed amounts of their claims under the Plan.

--------
11/ On February 9, 2000, WorldCorp's holdings of InteliData Shares fell below 10% of the total outstanding Common Stock of InteliData. On February 11, 2000, William F. Gorog, who is the Chairman and Chief Executive Officer of InteliData and had been a director of WorldCorp, resigned from the WorldCorp board so that WorldCorp would cease to be an affiliate of InteliData for securities law purposes. Under Rule 144, however, volume limitations continue to apply to former affiliates for three months after they cease to be affiliates.
--------

         D.       The Debtors' Remaining Liabilities

         WorldCorp's outstanding indebtedness totals approximately $77.5 million and falls into three main categories: Senior Notes due September 1, 2000 with an outstanding principal amount of $5.0 million, 7% convertible subordinated Debentures due 2004 with an outstanding principal amount of $65.0 million, and general unsecured claims in the aggregate amount of approximately $1.0 million. Acquisition has essentially no outstanding indebtedness.

         As discussed above under the heading HISTORY OF THE CHAPTER 11 CASES, when WorldCorp filed its Chapter 11 petition on February 12, 1999, it also had outstanding secured and unsecured indebtedness to World Airways in the total amount of approximately $1.8 million and had guaranteed and secured $16 million of promissory notes and an earn-out worth more than $15.0 million issued by Acquisition as part of its 1998 acquisition of The Atlas Companies, Inc. The obligations to World Airways were paid by transfer of World Airways shares in August 1999 as part of an overall settlement with World Airways, and the obligations of Acquisition were released on November 29, 1999 as part of a settlement in which the 1998 acquisition of Atlas was effectively rescinded. As a result of these settlements, Acquisition has no debt and both WorldCorp and Acquisition hold all of their assets free and clear of creditor liens. Details about WorldCorp's remaining indebtedness are presented below.

                  1.       Senior Notes

         WorldCorp has outstanding 10% Senior Notes in the aggregate principal amount of $5.0 million plus accrued interest, fees and expenses. The Senior Notes were issued under a Senior Notes Indenture dated September 30, 1996 between WorldCorp and Norwest Bank Minnesota, National Association, as Senior Notes Trustee. A total of $10.0 million principal amount of Senior Notes were originally issued under the Senior Notes Indenture. The proceeds of the Senior Notes were used to refinance a portion of a $25.0 million bridge loan extended by a financial institution on August 29, 1996 that WorldCorp had used to retire its then existing 13- 7/8% Subordinate Notes in the same principal amount. (The remaining $15.0 million of the bridge loan was repaid in September 1997.) WorldCorp prepaid $5.0 million of the Senior Notes in March, 1998 pursuant to the mandatory prepayment provisions of the Senior Notes Indenture.

         The Senior Notes provide for semi-annual interest payments at 10% per annum on March 31 and September 30 of each year. Interest and principal not paid when due accrues interest at 12% per annum. The Senior Notes mature and become payable in full on September 30, 2000. The Senior Notes Indenture requires WorldCorp to prepay a portion of the Senior Notes if the value of WorldCorp's assets falls below specified levels, and to make sinking fund payments and corresponding mandatory redemptions of Senior Notes on September 30, 1998 and September 30, 1999.

         WorldCorp has made no interest payments under the Senior Notes since March 31, 1998, and has made no sinking fund payments. In addition, the Senior Notes Trustee contends that declines in the value of WorldCorp's assets required WorldCorp to redeem a portion of the Senior Notes on May 31, 1998. The Senior Notes Trustee has filed a proof of claim in the WorldCorp Case asserting that the total amount outstanding under the Senior Note Indenture as of February 12, 1999 was $5,553,895, consisting of $5.0 million of principal, $499,958.34 of accrued and unpaid interest, and $53,936.66 of fees and costs for which WorldCorp is liable under the Secured Notes Indenture.

         All of the Senior Notes are now held by Rothschild Recovery Fund L.P. ("RRF"), an investment fund that also holds the largest amount of the Debentures. RRF was a co-proponent of the proposed Original Plan that WorldCorp filed simultaneously with its Chapter 11 petition on February 12, 1999, and of the proposed First Amended Reorganization Plan that WorldCorp filed on March 23, 1999. As discussed more fully below under the heading "HISTORY OF THE CHAPTER 11 CASES," both of these proposed plans provided for RRF to fund a loan that would have enabled WorldCorp to make cash payments to the holders of the Senior Notes when the plan became effective in an aggregate amount equal to the principal of the Senior Notes plus, in the case of the Original Plan, accrued and unpaid prepetition interest on the Senior Notes. When the Original Plan was filed, the Debtors and RRF believed the holders of the Senior Notes had agreed to accept such payments as full satisfaction of their claims. Subsequently, however, the holders of the Senior Notes objected that the amount of these proposed cash payments was inadequate. RRF and the Debtors were unable to persuade the holders of the Senior Notes to reduce their demands for cash to a level that RRF was willing to fund, causing the First Amended Reorganization Plan to become unfeasible. RRF than purchased the Senior Notes for cash equal to approximately 108% of the total outstanding principal amount. This transaction was consummated on or about May 10, 1999.

         While the Senior Notes are unsecured and therefore not entitled to recover postpetition interest as an allowed claim in the WorldCorp Case, the Senior Notes are entitled to the benefit of the intercreditor subordination provisions of the Debenture Indenture, which are discussed below. The Plan assumes that the enforceability of these intercreditor subordination provisions is preserved by Section 510(a) of the Bankruptcy Code notwithstanding WorldCorp's Chapter 11 filing and that the holders of the Senior Notes are entitled to recover, from property that would otherwise be distributed to the holders of Debentures, amounts they are owed under the terms of the Senior Notes Indenture that are not paid directly by the Debtors. The Plan gives effect to these intercreditor subordination provisions by distributing to holders of Senior Notes cash that would otherwise be distributed to holders of Debentures in an amount sufficient to pay the Senior Notes in full with pre- and post-petition interest at 10% through the Effective Date.

         The Plan provides that, if the Effective Date has not occurred within 10 days after the Confirmation Order becomes final and non-appealable, then, subject to Bankruptcy Court approval in the Confirmation Order, the Debtors will make an advance distribution of cash to pay off the Class 3 Senior Notes Claims prior to the Effective Date in order to prevent the accrual of additional interest and fees in connection with those Claims. This provision of the Plan was included at the express request of the Committee. If the Bankruptcy Court declines to approve the advance distribution, payment of the Class 3 Senior Notes Claims will occur when the Plan becomes Effective.

                  2.       Debentures and Intercreditor Subordination Provisions

         WorldCorp has issued $65.0 million in aggregate principal amount of Debentures pursuant to the Debenture Indenture. The Debentures are convertible into WorldCorp common stock at $11.06 per share, subject to adjustment in certain events, and bear an annual interest rate of 7%. Semi-annual interest payments are due on May 15 and November 15 of each year. WorldCorp did not make the interest payments due May 15, 1998 and thereafter, which constituted Events of Default under the Debenture Indenture. According to proofs of claim filed by the Debenture Trustee, the total amount outstanding under the Senior Notes Indenture as of February 12, 1999 was $70,811,885.41, consisting of $65.0 million of principal, $5,806,179.16 of accrued and unpaid interest, and $5,706.25 of trustee's fees and expenses. Because the Debentures are unsecured, the holders are not entitled to claim postpetition interest and fees. The terms of the Debenture Indenture prohibit WorldCorp from paying dividends to its shareholders following the occurrence of any events of default by WorldCorp under the Indenture. The Debenture Indenture also restricts WorldCorp's ability to make other distributions with respect to its common stock.

         The Debenture Indenture provides that the Debentures are subordinated in right of payment to the prior payment in full of "Senior Indebtedness." Senior Indebtedness is defined to include all of WorldCorp's debt for borrowed money incurred after May 15, 1992 that, by its terms, is not expressly subordinate to or PARI PASSU with the Debentures. The Senior Notes constitute Senior Indebtedness under this definition. The Senior Notes Indenture confirms this fact by defining "Subordinated Indebtedness" (i.e., debt that is subordinated to the Senior Notes) to include "the Company's 7% Convertible
Subordinated Debentures due 2004...." In addition, "Indebtedness" is defined in the Debenture Indenture to include "...the principal of, premium, if any, interest (including, without limitation, any post-petition interest whether or not constituting an allowed claim) on and all other amounts owing with respect to any indebtedness...." Accordingly, payments due on the Debentures are expressly subordinated in right of payment to the Senior Notes, including payment of post-petition interest.12/ By contrast, debt incurred by WorldCorp "in connection with the purchase of assets, materials or services in the ordinary course of business or representing amounts recorded as accounts payable in the books of [WorldCorp]" does not constitute Senior Indebtedness under the Debenture Indenture. This means the Debentures are not subordinated to WorldCorp's General Unsecured Claims.

--------
12/ However, the fees and expenses of the Debenture Trustee accruing under the Debenture Indenture are not subordinated to the right of payment of the Senior Notes. In addition, the Debenture Trustee has a lien prior to the Debentures on all payments it receives with respect to the Debentures for payment of its fees and expenses payable under the Debenture Indenture.
--------

         The subordination provisions of the Debenture Indenture may be summarized as follows: Section 10.02 of the Debenture Indenture provides that, "upon any distribution to creditors of [WorldCorp] in a liquidation or dissolution of [WorldCorp] or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to [WorldCorp] or its property:

                  (1) holders of Senior [Notes] shall be entitled to receive payment in full in cash to the date of payment of all amounts owing with respect to the Senior [Notes] before [holders of Debentures] shall be entitled to receive any payment in cash with respect to the [Debentures]; and

                  (2) until the Senior [Notes are] paid in full, any distribution to which [holders of Debentures] would be entitled but for this Article shall be made to holders of Senior [Notes] as their interests may appear, except the [holders of Debentures] may receive securities that are subordinated to Senior [Notes] to at least the same extent as the [Debentures]."

         Section 10.03 of the Debenture Indenture prohibits WorldCorp from making payments with respect to the Debentures during a payment default with respect to the Senior Notes. Section 10.05 of the Debenture Indenture requires the Debenture Trustee to hold in trust and pay over to the Senior Notes Trustee any payment made by WorldCorp with respect to the Debentures in violation of the subordination provisions in the Debenture Indenture. Section 10.09 of the Debenture Indenture provides that the rights of the holders of Senior Notes under the subordination provisions of the Debenture Indenture cannot be impaired by any action or inaction of WorldCorp.

         The Plan gives effect to these intercreditor subordination rights. It provides for an initial allocation of distributable assets on a pro rata basis between the Class 5 General Unsecured Claims on one hand and the Class 3 Senior Notes Claims and the Class 4 Debenture Claims on the other hand. Because the Class 5 General Unsecured Claims are not affected by or entitled to the benefit of the intercreditor subordination provisions of the Debenture Indenture, the distributions they receive under the Plan are simply their pro rata share of distributable assets, without adjustment. With respect to the other two classes, however, the Plan provides for cash to be distributed to the Senior Notes Trustee and the holders of Class 3 Senior Notes in an amount sufficient to pay amounts due under the Senior Notes Indenture in full, and to the Debenture Trustee in an amount sufficient to pay its fees and expenses in full, with all remaining assets to be distributed to or held for the account of the holders of Class 4 Debenture Claims

                  3.       General Unsecured Debt

         WorldCorp has outstanding general unsecured debt in the amount of approximately $650,000. Acquisition has no outstanding general unsecured debt.

                  4.      Administrative Expenses of the Chapter 11 Cases

         Allowed expenses of administering the Chapter 11 Cases will be paid in full under the Plan. Administrative expenses include, but are not limited to, fees and expenses of the Debtors' professionals, claims for reimbursement of fees and expenses incurred by creditors in making a substantial contribution to the Chapter 11 Cases, confirmation bonuses, and other expenses incurred by the Debtors during the Chapter 11 Cases that are not paid in the ordinary course of business before the Effective Date. Requests for payment of the Debtors' professional fees and expenses or for reimbursement of fees and expenses incurred by a creditor in making a substantial contribution are subject to review and allowance or disallowance, in whole or in part, by the Bankruptcy Court after notice and a hearing. The Liquidation Analysis contained in this Disclosure Statement sets forth the Debtors' current projections of administrative expenses. No assurance can be given, however, that actual administrative expenses will conform to the projections set forth in the Liquidation Analysis.

         E.       Income Taxes

         As of December 31, 1998, WorldCorp had net operating loss carryforwards ("NOLs") for federal income tax purposes of approximately $61.8 million. The NOLs are subject to examination by the Internal Revenue Service ("IRS") and thus, are subject to adjustment or disallowance resulting from any such IRS examination.

         WorldCorp filed consolidated income tax returns for 1998 that include Acquisition, Atlas and various subsidiaries of Atlas. The 1998 Consolidated federal return shows no tax due for 1998. As part of the settlement with the Atlas Stockholders described above, WorldCorp has agreed, subject to certain conditions, to file consolidated income tax returns that include Atlas and its subsidiaries for the portion of 1999 ending on the closing date of the settlement. Atlas will have the right to control and defend any audit or related proceeding with respect to the consolidated returns, including any negotiations with the IRS. Neither InteliData or World Airways is consolidated with WorldCorp for income tax purposes. Instead, WorldCorp accounts for its investments in those companies as equity interests.

         On August 3, 1999, before WorldCorp filed its consolidated tax returns for 1998, the Internal Revenue Service filed a proof of claim asserting an unsecured priority tax claim in the amount of $409,779 for the 1998 tax year. The proof of claim states that it is based upon the IRS' estimate of WorldCorp's tax liability. As stated above, the actual tax liability shown on WorldCorp's 1998 return is zero. The IRS proof of claim was withdrawn voluntarily after the filing of WorldCorp's consolidated 1998 tax return. WorldCorp has not yet filed its consolidated income tax return for 1999, but currently expects that its NOLs will be available to offset most or all of its taxable income for 1999.

         Upon consummation of the Plan and dissolution of the Debtors, any unused NOLs will be canceled.

VII.     THE LIQUIDATING PLAN OF REORGANIZATION

         THE FOLLOWING IS A SUMMARY OF THE SIGNIFICANT ELEMENTS OF THE PLAN. THIS DISCLOSURE STATEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MORE DETAILED INFORMATION SET FORTH IN THE PLAN, WHICH IS INCLUDED AS APPENDIX A TO THIS DISCLOSURE STATEMENT.

         THE PLAN ITSELF AND THE DOCUMENTS REFERRED TO THEREIN WILL CONTROL THE TREATMENT OF CREDITORS AND EQUITY SECURITY HOLDERS UNDER THE PLAN AND WILL, UPON THE EFFECTIVE DATE, BE BINDING UPON HOLDERS OF CLAIMS AGAINST, OR INTERESTS IN, THE DEBTORS OR THE LIQUIDATING ASSETS.

         A.       Overall Structure of the Plan

         - The Plan provides for all of the property of the Debtors, consisting primarily of cash and shares of World Airways, to be sold or distributed over time to holders of Allowed Claims. Holders of Interests will receive no distribution under the plan and their Interests will be cancelled.

         - The Plan becomes effective when the Bankruptcy Court has entered a Confirmation Order, the Confirmation Order has become final and non-appealable, and all other conditions to consummation have been satisfied. Provided other conditions to consummation have been satisfied, the Debtors, with the consent of the Committee, can elect to allow the Plan to become effective while the Confirmation Order is still subject to appeal as long as no stay pending appeal has been issued.

         - If the Plan has not become effective within 10 days after the Confirmation Order is entered, then, subject to Bankruptcy Court approval in the Confirmation Order and provided the Confirmation Order is then in effect and has not been stayed, the Debtors will make an advance distribution of cash to pay off the Class 3 Senior Notes Claims in order to prevent the continued accrual of additional interest and fees in connection with those Claims. If the Bankruptcy Court declines to approve a distribution to holders of Class 3 Senior Notes Claims before the Plan becomes effective, payment of the Class 3 Senior Notes Claims will occur when the Plan becomes effective.

         - It is a condition to the effectiveness of the Plan that the Bankruptcy Court has granted or denied all pending motions filed by the Debtors for authorization to sell Airways Shares and has allowed or disallowed all Disputed Claims. The Debtors anticipate that the Bankruptcy Court will rule on these matters on or before April 26, 2000. Any motion to sell Airways Shares will be subject to higher and better offers from competing bidders. In the event of a disagreement between the Debtors and the Committee as to which bid represents the highest and best offer for the Airways Shares, the Committee's decision will control. The Plan provides that, if this condition to effectiveness of the Plan has not been satisfied by April 27, 2000, it will be automatically waived unless the Committee otherwise requests.

         - Once the Plan becomes effective, the Liquidating Agent will use the Debtors' cash to pay or provide for the future payment of Administrative Claims, Priority Tax Claims, operating and liquidation expenses, and Claims in Classes 1 and 2.

         - The Debtors' remaining cash and any Airways Shares, which are referred to in the Plan as the Effective Date Remaining Assets, will then be allocated on a pro rata basis between Class 5 General Unsecured Claims on one hand and Class 3 Senior Notes Claims and Class 4 Debentures Claims on the other hand. If there has been an advance distribution of cash to pay off the Senior Notes Claims as discussed below, this allocation will be made as if that advance distribution had not occurred.

         - If the Debtors' Airways Shares have been registered under the Securities Act of 1933 before the Plan becomes effective, the Debtors may offer, in accordance with applicable securities laws, to holders of Class 4 Debentures Claims and holders of Class 5 General Unsecured Claims the opportunity to receive distributions of the Airways Shares allocated to their claims when the Plan becomes effective. The decision whether to make such an offer will be made in consultation with the Committee in light of circumstances at the time any such registration statement becomes effective. If the Airways Shares are registered after the Plan becomes effective, any such offer will be made by the Liquidating Agent.

         - The cash allocated to the Class 5 General Unsecured Claims will be distributed to those creditors as soon as the Plan becomes effective, and any Airways Shares allocated to them that are not distributed will be held for future sale or other disposition for their benefit.

         - The Liquidating Agent will use the cash allocated to the Class 3 Senior Notes Claims and the Class 4 Debenture Claims to pay the Senior Notes Claims in full, including pre- and post-petition interest at 10% on the Senior Notes and fees of the Senior Notes Trustee accruing through the Effective Date.

         - The fees and expenses of the Debentures Trustee will be paid in cash.

         - All remaining cash allocated to the Class 3 Senior Notes Claims and the Class 4 Debentures Claims will be distributed to the holders of Class 4 Debenture Claims. Any Airways Shares that were allocated to the Class 3 Senior Notes Claims and the Class 4 Debenture Claims and are not distributed to holders of Class 4 Debenture Claims will be held for future sale or other disposition for their benefit.

         - Any assets that are not distributed to creditors when the Plan becomes effective will be held by the Liquidating Entity. The Liquidating Entity may be either the Debtors or a newly formed limited liability company named WorldCorp LLC, but the Plan provides that the Debtors will serve as the Liquidating Entity unless the Debtors and the Committee agree to form WorldCorp LLC for that purpose.

         - The liquidation of any remaining assets and final distributions to creditors after the Effective Date will be handled by a Liquidating Agent supervised by three creditor representatives comprising the Liquidating Committee. The Liquidating Agent will administer the operating and claims reserves created under the Plan, have the power to sell or distribute any Airways Shares that are assets of the Liquidating Entity, prosecute or settle any pending legal claims, and make a final distribution to creditors in accordance with their interests. The Liquidating Agent will also manage WorldCorp LLC if it is formed, file final tax returns, provide for storage of records, dissolve the Debtors and WorldCorp LLC if it is formed, and file a final report with the Bankruptcy Court.

         B.       Substantive Consolidation

         The Plan is predicated upon, and it is a condition precedent to confirmation of the Plan that the Court provides in the Confirmation Order for, substantive consolidation of the Chapter 11 cases of the Debtors into a single Chapter 11 case for purposes of the Plan and the distributions thereunder. Pursuant to such final order, (i) all assets and liabilities of the Debtors will be merged, (ii) any obligations executed by either of the Debtors will be deemed to be one obligation of the Debtors, (iii) any claims filed or to be filed in connection with any such obligation will be deemed one claim against the Debtors, (iv) each Claim filed in the Chapter 11 case of either Debtor will be deemed filed against the Debtors in the consolidated Chapter 11 case, in accordance with the substantive consolidation of the assets and liabilities of the Debtors and, and (v) all transfers, disbursements and distributions made by either Debtor will be deemed to be made by both of the Debtors. Holders of Allowed Claims in each Class shall be entitled to their Pro Rata share of assets available for distribution to such Class without regard to which Debtor was originally liable for such Claim.

         C.       Classification of Claims and Interests

         Section 1122 of the Bankruptcy Code requires that a plan of reorganization classify the claims of a debtor's creditors and the interests of its equity holders. The Bankruptcy Code also provides that, except for certain claims classified for administrative convenience, a plan of reorganization may place a claim of a creditor or an interest of an equity holder in a particular class only if such claim or interest is substantially similar to the other claims of such class.

         The Bankruptcy Code also requires that a plan of reorganization provide the same treatment for each claim or interest of a particular class unless the holder of a particular claim or interest agrees to a less favorable treatment of its claim or interest. The Debtors believe that the Plan complies with this standard. If the Bankruptcy Court finds otherwise, it could deny confirmation of the Plan if the holders of Claims and Interests affected do not consent to the treatment afforded them under the Plan.

         The Plan divides Claims against and interests in the Debtors into six classes as follows:

         Class 1 consists of all Other Priority Claims, which are claims entitled to priority pursuant to section 507(a) of the Bankruptcy Code other than a Priority Tax Claim or an Administrative Claim.

         Class 2 consists of all Administrative Convenience Claims, which are Claims (other than Claims of holders of Debentures) against the Debtors that otherwise would be classified as Class 5 General Unsecured Claims that are for $500 or less.

         Class 3 consists of all Senior Notes Claims.

         Class 4 consists of all Debentures Claims.

         Class 5 consists of all General Unsecured Claims.

         Class 6 consists of all Interests and Subordinated Securities Claims. Interests are the rights of any current or former holder or owner of any shares of common stock or any other equity securities of WorldCorp authorized and issued prior to the Confirmation Date. Subordinated Securities Claims are claims subject to subordination under section 510(b) of the Bankruptcy Code arising from rescission of, or for damages, reimbursement or contribution with respect to, a purchase or sale of WorldCorp Common Stock or other equity securities of WorldCorp prior to the Petition Date. The Debtors do not believe any Subordinated Securities Claims exist, but the Plan provides for any such claims to be included in Class 6 in compliance with the priority specified in section 510(b).

         A Claim or Interest is placed in a particular Class for the purposes of voting on the Plan and of receiving distributions pursuant to the Plan only to the extent that such Claim or Interest is an Allowed Claim or Interest in that Class and such Claim or Interest has not been paid, released or otherwise settled prior to the Effective Date.

         In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims and Priority Tax Claims of the kinds specified in sections 507(a)(1) and 507(a)(8) of the Bankruptcy Code have not been classified. Administrative Claims include, but are not limited to, the actual, necessary costs and expenses, incurred after the Petition Date, of preserving the Estate and operating the business of the Debtor, including wages, salaries, directors fees, or commissions for services rendered after the commencement of the Chapter 11 Case, Professional Claims, and all fees and charges assessed against the Estate under chapter 123 of title 28, United States Code. A Priority Tax Claim is a Claim of a governmental Entity of a kind specified in Section 507(a)(8) of the Bankruptcy Code, including but not limited to income taxes, real property taxes, sales taxes and use taxes.

         D.       Treatment of Claims and Interests Under the Plan

         The Plan provides for the following treatment of Claims and Interests:

         Administrative Claims: On the Effective Date, or as soon thereafter as practicable, each holder of an Allowed Administrative Claim shall be entitled to receive, in full satisfaction, settlement, release and discharge of and in exchange for such Allowed Administrative Claim, (a) Cash equal to the unpaid portion of such Allowed Administrative Claim, or (b) such other treatment as to which the Debtors and such holder shall have agreed upon in writing; provided, however, that Allowed Administrative Claims with respect to liabilities incurred by the Debtors in the ordinary course of business during the Chapter 11 Cases shall, at the option of the Debtors, be paid in the ordinary course of business in accordance with the terms and conditions of any agreements relating thereto. Each Administrative Claim that becomes an Allowed Administrative Claim after the Effective Date shall be paid in Cash by the Liquidating Agent from the Administrative Claims Reserve and, to the extent the Administrative Claims Reserve is inadequate for such purposes from other Cash of the Liquidating Entity within five (5) Business Days after such claim becomes an Allowed Administrative Claim.

         Priority Tax Claims. With respect to each Allowed Priority Tax Claim, at the sole option of the Debtors, the holder of an Allowed Priority Tax Claim shall be entitled to receive on account of such Allowed Priority Tax Claim, in full satisfaction, settlement, release and discharge of and in exchange for such Allowed Priority Tax Claim, (a) equal Cash payments made on the last Business Day of every three-month period following the Effective Date, over a period not exceeding six years after the date of assessment of the tax on which such Claim is based, totaling the principal amount of such Claim plus simple interest on any outstanding balance from the Effective Date calculated at the interest rate available on ninety (90) day United States Treasury Bills on the Effective Date,
(b) such other treatment agreed to by the holder of such Allowed Priority Tax Claim and the Debtors or the Liquidating Agent, provided such treatment is on more favorable terms to the Debtors or the Liquidating Agent, as the case may be, than the treatment set forth in clause (a) hereof, or (c) payment in full in cash on the later of the Effective Date or within five (5) Business Days after such Claims become an Allowed Claim.

         Class 1 (Other Priority Claims). On the Effective Date, each holder of an Allowed Class 1 Other Priority Claim, if any, shall receive, in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Class 1 Other Priority Claim, (a) Cash equal to the amount of such Allowed Class 1 Other Priority Claim, or (b) such other treatment as to which the Debtor and such holder shall have agreed upon in writing.

         Class 2 (Administrative Convenience Claims). On the Effective Date, each holder of an Allowed Class 2 Administrative Convenience Claim, if any, shall receive, in full satisfaction, settlement, release and discharge of and in exchange for such Class 2 Administrative Convenience Claim, Cash equal to the amount of such Allowed Claim.

         Class 3 (Senior Notes Claims). On the Effective Date, the Senior Notes Trustee Fees shall be paid in Cash, and each other holder of an Allowed Class 3 Senior Notes Claim shall receive Cash in an aggregate amount equal to such holder's Senior Note Claim Recovery Amount. All distributions to holders of Class 3 Senior Notes Claims shall be made from the Class 3/4 Effective Date Assets.

         Class 4 (Debentures Claims). On the Effective Date, the Debenture Trustee Fees shall be paid in Cash from the Class 3/4 Effective Date Assets. Each holder of an Allowed Class 4 Debenture Claim other than the Debenture Trustee shall receive, (a) on the Effective Date, (i) a Pro Rata distribution of the remaining Cash included in the Class 3/4 Effective Date Assets; and (ii) if such holder is offered the opportunity to receive a distribution of Airways Shares and such holder so elects, a Pro Rata distribution of the Airways Shares included in the Class 3/4 Effective Date Assets; and (b) on the Termination Date, the distributions provided in Section 8.4 of the Plan. Any Airways Shares included in the Class 3/4 Effective Date Assets that are not distributed to holders of Allowed Class 4 Debenture Claims on the Effective Date will be held by the Liquidating Entity for sale or other disposition for the benefit of holders of Allowed Class 4 Debentures Claims as their interests may appear.

         Class 5 (General Unsecured Claims). Each holder of an Allowed Class 5 General Unsecured Claim shall receive, (a) on the Effective Date, (i) a Pro Rata distribution of the Cash included in the Class 5 Effective Date Assets; and (ii) if such holder is offered the opportunity to receive a distribution of Airways Shares and such holder so elects, a Pro Rata distribution of the Airways Shares included in the Class 5 Effective Date Assets; and (b) on the Termination Date, the distributions provided in Section 8.4 of the Plan. Any Airways Shares included in the Class 5 Effective Date Assets that are not distributed to holders of Allowed Class 5 General Unsecured Claims on the Effective Date will be held by the Liquidating Entity for sale or other disposition for the benefit of holders of Allowed Class 5 General Unsecured Claims as their interests may appear.

         Class 6 (Interests) Holders of Interests and Subordinated Securities in Class 6 shall receive no distribution under the Plan. On the first Business Day after the Effective Date, all outstanding shares of WorldCorp Common Stock and all other interests in the Debtors shall be cancelled without further action of any party and the Debtors shall be dissolved.

         E.       Procedures for Implementation of the Plan

         This section describes the procedures to be followed for purposes of implementing the Plan. Capitalized terms that are used but not defined in this section or elsewhere in this Disclosure Statement have the meanings assigned to them in the Plan.

                  1.       Allocation of Assets.

         On the Effective Date, prior to making any distribution, the Liquidating Agent shall allocate the assets of the Debtors as follows:

                  (a) Cash shall be allocated: first to the Allowed Administrative Claims; second, to the Administrative Claims Reserve; third, to the Liquidation Reserve; fourth, to the Allowed Priority Tax Claims; fifth, to the Allowed Class 1 Other Priority Claims; sixth, to the Allowed Class 2 Administrative Convenience Claims; and seventh, on a pari passu basis, to the Class 5 Effective Date Distributable Assets in accordance with the Class 5 Percentage and to the Class 3/4 Effective Date Distributable Assets to the extent of the remaining Cash; and

                  (b) Airways Shares, if any, shall be allocated, on a PARI PASSU basis, to the Class 5 Effective Date Distributable Assets in accordance with the Class 5 Percentage and to the Class 3/4 Effective Date Distributable Assets to the extent of the remaining Airways Shares.

                  2.       Initial Distribution of Assets

         Subject to Section 12.2 of the Plan, on the Effective Date, the Liquidating Agent will:

                  (a) pay (i) the Allowed Administrative Claims, (ii) subject to Section 3.2, the Allowed Priority Tax Claims, (iii) the Allowed Class 1 Other Priority Claims, and (iv) the Allowed Class 2 Administrative Convenience Claims in Cash;

                  (b) deposit in the Administrative Claims Reserve Cash in an amount equal to the sum of all Administrative Claims (including claims for compensation and expenses incurred in making a substantial contribution and estimated fees and expenses of professionals through the Effective Date) not paid in full on the Effective Date;

                  (c) deposit in the Liquidation Reserve Cash in an amount specified in the budget attached to the Confirmation Order;

                  (d) (i) distribute the Class 5 Effective Date Assets consisting of Cash to the holders of Allowed Class 5 General Unsecured Claims; (ii) if holders of Allowed Class 5 General Unsecured Claims have been offered the opportunity to receive a distribution of Airways Shares, distribute to each holder that so elects a Pro Rata portion of the Airways Shares included in the Class 5 Effective Date Assets; and (iii) deliver any Airways Shares included in the Class 5 Effective Date Assets that are not distributed to holders of Allowed Class 5 General Unsecured Claims on the Effective Date to the Liquidating Entity to be held by the Liquidating Entity for sale or other disposition for the benefit of holders of Allowed Class 5 General Unsecured Claims as their interests may appear;

                  (e) distribute to the Senior Notes Trustee, from the Class 3/4 Effective Date Assets, (i) Cash in an amount equal to the Senior Notes Trustee Fees and,
                           (ii) for the account of the holders of Allowed Class 3 Senior Notes Claims, Cash equal to each holder's Senior Note Claim Recovery Amount;

                  (f) distribute to the Debenture Trustee, from the Class 3/4 Effective Date Assets, Cash in an amount equal to the Debenture Trustee Fees; and

                  (g) from the Class 3/4 Effective Date Assets that remain after the distributions with respect to the Senior Notes Trustee Fees, the Debenture Trustee Fees and the Class 3 Senior Notes Claims, (i) distribute to the Debenture Trustee for the account of the holders of Allowed Class 4 Debenture Claims, the remaining Cash included in the Class 3/4 Effective Date Assets;
                           (ii) if holders of Allowed Class 3/4 Debenture Claims have been offered the opportunity to receive a distribution of Airways Shares, distribute to each holder that so elects a Pro Rata portion of the Airways Shares included in the Class 3/4 Effective Date Assets; and (iii) deliver any Airways Shares included in the Class 3/4 Effective Date Assets that are not distributed to holders of Allowed Class 4 Debenture Claims on the Effective Date to the Liquidating Entity to be held by the Liquidating Entity for sale or other disposition for the benefit of Allowed Class 4 Debenture Claims as their interests may appear.

                  3.       Distribution Procedures

                  (a) TIME OF DISTRIBUTIONS. The Initial Distribution to holders of Allowed Claims entitled to receive a distribution under the Plan shall be made on the Effective Date. Notwithstanding the foregoing, if the Effective Date does not occur within 10 days after the Confirmation Order is entered, then, subject to Bankruptcy Court approval in the Confirmation Order, and provided the Confirmation Order is then in effect and has not been stayed, on the first business day after the tenth day after the Confirmation Order is entered, the Liquidating Agent shall make the Initial Distribution to holders of Allowed Class 3 Senior Notes Claims. If the Bankruptcy Court declines to approve a distribution to holders of Class 3 Senior Notes Claims before the Effective Date, the Initial Distribution to holders of Allowed Class 3 Senior Notes Claims will occur on the Effective Date or as promptly thereafter as possible.

                  (b) INTEREST ON CLAIMS. Unless otherwise specifically provided for in the Plan, Confirmation Order, or required by applicable bankruptcy law, postpetition interest shall not accrue or be paid on Claims, and no holder of a Claim shall be entitled to interest accruing on or after the Petition Date on any Claim. Interest shall not accrue or be paid upon any Disputed Claim in respect of the period from the Petition Date to the date a final distribution is made thereon if and after such Disputed Claim becomes an Allowed Claim. For federal income tax purposes and to the extent allowable under applicable Treasury Regulations, a distribution will be allocated to the principal amount of an Allowed Claim first and then, to the extent the distribution exceeds the principal amount of the Allowed Claim, to the portions of the Allowed Claim representing accrued but unpaid prepetition or postpetition interest.

                  (c) LIQUIDATING AGENT. Subject to Section 12.2, the Liquidating Agent shall make all distributions required to be made under this Plan on the Effective Date. Distributions of assets to holders of Allowed Class 3 Senior Notes Claims shall be deposited with the Senior Notes Trustee, or to the extent directed in writing by the Senior Note Trustee, distributed directly to the beneficial holders of the Senior Notes. Distributions of assets to holders of Allowed Class 4 Debentures Claims shall be deposited with the Debenture Trustee. Distributions of assets to holders of Allowed Class 5 General Unsecured Claims shall be made directly to such holders. Any Airways Shares that are not distributed to holders of Allowed Class 4 Debenture Claims or Allowed Class 5 General Unsecured Claims shall be held by the Liquidating Entity for sale or other disposition for the benefit of such holders. The Senior Notes Trustee and the Debenture Trustee shall deliver distributions deposited with them to the holders of such Claims in accordance with the provisions of this Plan; provided, however, that if the Senior Notes Trustee and the Debenture Trustee, respectively, are unable to make such distributions, the Liquidating Agent, with the cooperation of the Senior Notes Trustee and the Debenture Trustee, shall make such distributions.

                  (d) SURRENDER OF SECURITIES OR INSTRUMENTS. On or before the Effective Date, or as soon as practicable thereafter, each holder of an instrument evidencing a Claim on account of a Senior Note or a Debenture (a "Certificate") shall surrender such Certificate to the Senior Notes Trustee or the Debenture Trustee, as the case may be, and such Certificate shall be canceled. No distribution of property hereunder shall be made to or on behalf of any such holder unless and until such Certificate is received by the Senior Notes Trustee or the Debenture Trustee, as the case may be, or the unavailability of such Certificate is reasonably established to the satisfaction of the Senior Notes Trustee or the Debenture Trustee, as the case may be, by delivery of an affidavit of loss that includes an undertaking to indemnify the Senior Notes Trustee or the Debenture Trustee, as the case may be, against liability with respect to such lost certificate.

                  (e) SERVICES OF INDENTURE TRUSTEES, AGENTS AND SERVICERS. The fees and expenses, with respect to consummation of the Plan, of indenture trustees, agents and servicers under indentures and other agreements that govern the rights of holders of Claims, shall be paid as provided in Section 8.2(e) and (f) of the Plan. Fees and expenses of the Debenture Trustee accruing after the Effective Date with respect to its role as distribution agent for holders of the Allowed Class 4 Debenture Claims shall be paid in full as an Administrative Claim as and when the same shall become due.

                  (f) RECORD DATE FOR DISTRIBUTIONS TO HOLDERS OF SENIOR NOTES AND DEBENTURES. At the close of business on the Distribution Record Date, the transfer ledgers of the Senior Notes Trustee and the Debenture Trustee shall be closed, and there shall be no further changes in the record holders of the Senior Notes or the Debentures. The Debtors, the Senior Notes Trustee, the Debenture Trustee and the Liquidating Agent shall have no obligation to recognize any transfer of such Senior Notes or Debentures occurring after the Distribution Record Date, and shall be entitled instead to recognize and deal for all purposes hereunder with only those record holders stated on the transfer ledgers as of the close of business on the Distribution Record Date.

                  (g) DELIVERY OF DISTRIBUTIONS. Distributions to holders of Allowed Claims shall be made by the Liquidating Agent, Senior Notes Trustee or the Debenture Trustee, as the case may be, (a) at the addresses set forth on the proofs of claim filed by such holders (or at the last known addresses of such holders if no proof of claim is filed or if the Debtor has been notified of a change of address), (b) at the addresses set forth in any written notices of address changes delivered to the Liquidating Agent after the date of any related proof of claim, (c) at the addresses reflected in the Schedules if no proof of claim has been filed and the Liquidating Agent has not received a written notice of a change of address, (d) in the cases of the holders of an Allowed Class 3 Senior Note Claim, at the addresses contained in the official records of the Senior Notes Trustee, or (e) in the case of the holder of an Allowed Class 4 Debentures Claim, at the addresses contained in the official records of the Debenture Trustee. Unclaimed Distributions to holders of Allowed Class 3 Senior Notes Claims or holders of Allowed Class 4 Debentures claims shall be retained and administered by the Senior Notes Trustee or the Debentures Trustee, as applicable, in accordance with the terms of the Senior Notes Indenture or the Debenture Indenture, as applicable. Any other Unclaimed Distributions shall be transferred to the Liquidating Entity to be placed in the Unclaimed Distributions Reserve. All claims for Unclaimed Distributions shall be made before the first (1st) anniversary of the Effective Date, or the Termination Date, whichever is sooner. On such date, all Unclaimed Distributions shall revert to the Liquidating Entity and the holders of the Claims entitled to such Unclaimed Distributions shall be forever barred from receiving such Unclaimed Distributions, which shall be distributed as part of the Final Distribution in accordance with Section 8.4.

                  (h) PROCEDURES FOR TREATING AND RESOLVING DISPUTED AND CONTINGENT CLAIMS.

                           (i) NO DISTRIBUTIONS PENDING ALLOWANCE. No payments or distributions will be made with respect to all or any portion of a Disputed Claim unless and until all objections to such Disputed Claim have been settled or withdrawn or have been determined by a Final Order, and the Disputed Claim has become an Allowed Claim. All objections to Claims must be filed on or before the Claims Objection Deadline.

                           (ii) DISPUTED CLAIMS RESERVE. All distributions with respect to Disputed Claims shall be deposited in the Disputed Claims Reserve. The Debtor will request estimation for every Disputed Claim that is contingent or unliquidated, and the Liquidating Agent will deposit distributions with respect to such Claims in the Disputed Claims Reserve based upon the estimated amount of each such Claim as set forth in a Final Order.

                  (i) FRACTIONAL SECURITIES; DE MINIMUS DISTRIBUTIONS. Any other provision of the Plan notwithstanding, payments of fractions of shares constituting distributable assets shall not be made. Whenever any payment of a fraction of a share under the Plan would otherwise be called for, the actual payment made shall reflect a rounding of such fraction to the nearest whole share (up or down), with half shares being rounded down.

                  4.       The Liquidating Entity; Duties of the Liquidating
                           Agent.

                           (a) IDENTITY AND MANAGEMENT OF LIQUIDATING ENTITY. Identity and Management of Liquidating Entity. The Debtors shall be the Liquidating Entity unless the Debtors and the Committee agree prior to the Effective Date that WorldCorp LLC should be formed to be the Liquidating Entity. The Liquidating Entity shall be managed by the Liquidating Agent under the supervision of the Liquidating Committee.

                           (b) ASSETS OF THE LIQUIDATING ENTITY. The Liquidating Entity will hold and administer the following assets: (i) the Administrative Claims Reserve; (ii) the Liquidation Reserve; (iii) the Disputed Claims Reserve;
                                    (iv) all Pending Debtor Claims, if any; (v) any Airways Shares owned by the Debtors as of the Effective Date that are not distributed to holders of Allowed Class 4 Debentures Claims and holders of Allowed Class 5 General Unsecured Claims pursuant to
                                    Section 12.2; (vi) any tax-sharing
                                    receivable from The Atlas Companies, Inc.;
                                    and (vii) any other assets of the Debtors that are neither abandoned nor distributed on the Effective Date. If WorldCorp LLC is the Liquidating Entity, the Liquidating Agent, on behalf of the Debtors, will transfer and assign the foregoing assets to WorldCorp LLC on the Effective Date. Office equipment and supplies shall be sold by the Liquidating Agent for Cash equal to the Value of such equipment and supplies, and the net proceeds of such sales shall be administered by the Liquidating Entity.

                           (c) OPERATIONS OF THE LIQUIDATING ENTITY. The Liquidating Entity shall perform its stated purposes in a manner consistent with the nature of the assets to be administered, obligations to be satisfied, claims to be disputed, and causes of action to be pursued. During the term of its existence, the Liquidating Entity will comply with all of its obligations, including, but not limited to, obligations arising by operation of law or pursuant to the terms of the Plan.

                           (d) POWERS AND DUTIES OF LIQUIDATING AGENT. Subject to the consent of the Liquidating Committee, the Liquidating Agent shall have all duties, powers, and standing and authority necessary to implement the Plan and to administer and liquidate the Reserved Assets and any other assets of the Liquidating Entity for the benefit of holders of Allowed Claims. The Liquidating Agent's powers shall include, without limitation, the following:

                                    (i)     Administration of the Administrative
                                            Claims Reserve;

                                    (ii)    Administration of the Liquidation
                                            Reserve;

                                    (iii)   Administration of the Unclaimed
                                            Distributions Reserve;

                                    (iv)    Investing any cash of the
                                            Liquidating Entity;

                                    (v)     Selling or otherwise transferring
                                            for value any Airways Shares or
                                            other assets that are included in
                                            the Reserved Assets;

                                    (vi)    Filing with the Bankruptcy Court the
                                            reports required by the Plan;

                                    (vii)   Preparing and filing of tax and
                                            informational returns for the
                                            Liquidating Entity;

                                    (viii)  Retaining such Professionals as the
                                            Liquidating Agent may in its
                                            discretion deem necessary for the
                                            operation and management of the
                                            Liquidating Entity;

                                    (ix)    Compromising or settling any Claims
                                            against the Debtors;

                                    (x)     Setting off amounts owed to the
                                            Debtors against any and all amounts
                                            otherwise due to be distributed to
                                            the holder of a Claim under the
                                            Plan;

                                    (xi)    Abandoning any Reserved Assets that
                                            cannot be sold or otherwise disposed
                                            of for Value and whose distribution
                                            to holders of Allowed Claims would
                                            not be feasible or cost-effective in
                                            the reasonable judgment of the
                                            Liquidating Agent;

                                    (xii)   The Liquidating Agent shall also
                                            administer the Disputed Claims
                                            Reserve, which shall be maintained
                                            as a separate, segregated fund as
                                            described in Section 8.7. The
                                            Liquidating Agent's services as
                                            manager of the Liquidating Entity
                                            and administrator of the Disputed
                                            Claims Reserve shall be considered
                                            as being provided in separate
                                            capacities. The Liquidating Entity
                                            shall indemnify the Liquidating
                                            Agent for its actions as
                                            administrator of the Disputed Claims
                                            Reserve to the fullest extent
                                            allowed by law; and

                                    (xiii)  The Liquidating Agent shall be
                                            deemed the representative of the
                                            estate under ss. 1123(b)(3)(B) of
                                            the Bankruptcy Code with all rights
                                            to pursue or settle, in the
                                            Liquidating Agent's discretion, any
                                            and all Pending Debtor Claims held
                                            by the Liquidating Entity. Any
                                            recoveries therefrom shall be
                                            distributed in accordance with the
                                            provisions of the Plan.

                                    (xiv)   The Liquidating Agent may increase
                                            or decrease the amount of the
                                            Liquidation Reserve as it may in its
                                            discretion deem necessary upon
                                            thirty (30) days prior written
                                            notice to the Debenture Trustee. If
                                            excess funds remain in the
                                            Liquidation Reserve, such excess
                                            funds shall distributed as part of
                                            the Final Distribution.

                           (e) TAX VALUATION OF ASSETS. As soon as possible after the Effective Date, but in no event later than thirty (30) days thereafter, the Liquidating Agent shall determine, in good faith, the value of the assets (other than Cash) distributed to holders of Allowed Claims and, if applicable, transferred to WorldCorp LLC under the Plan. The value determined by the Liquidating Agent shall be conclusive absent manifest error. All parties (including, without limitation, the Debtors, the Liquidating Agent, the holders of Allowed Claims and the members of WorldCorp LLC) shall use this valuation for all federal income tax purposes. This valuation shall be made available by the Liquidating Agent upon written request of the parties or their assigns.

                           (f) DISTRIBUTIONS BY THE LIQUIDATING AGENT. Subject to the consent of the Liquidating Committee, the Liquidating Agent will be empowered to make both periodic distributions and a final distribution.

                                    (i)     OFFER TO DISTRIBUTE AIRWAYS SHARES.
                                            If Airways Shares held by the
                                            Liquidating Entity are registered
                                            for public distribution on Form S-3
                                            under the Securities Act of 1933,
                                            then, within ten (10) days after
                                            such registration becomes effective,
                                            the Liquidating Agent shall offer,
                                            in accordance with applicable
                                            securities laws, to each holder of
                                            an Allowed Class 4 Debenture Claim
                                            and to each holder of an Allowed
                                            Class 5 General Unsecured Claim, the
                                            opportunity to elect to receive any
                                            unsold Airways Shares allocated to
                                            such Allowed Claim under this Plan.
                                            The Liquidating Agent shall (A)
                                            distribute to holders of Allowed
                                            Class 4 Debentures Claims or Allowed
                                            Class 5 Debentures Claims that elect
                                            to receive distributions of Airways
                                            Shares, the Airways Shares that are
                                            allocated to their Allowed Claims;
                                            and (B) hold any remaining Airways
                                            Shares for sale or other disposition
                                            for the benefit of holders of
                                            Allowed Class 4 Debentures Claims or
                                            Allowed Class 5 General Unsecured
                                            Claims that have not elected to
                                            receive distributions of Airways
                                            Shares. The beneficial interests of
                                            creditors in the Liquidating Entity
                                            shall be adjusted as necessary to
                                            take account of any such
                                            distributions to creditors.
                                            Notwithstanding the foregoing, the
                                            Liquidating Agent shall not be
                                            required to make de minimus
                                            distributions of Airways Shares.

                                    (ii)    SALES OR OTHER DISPOSITIONS OF
                                            UNDISTRIBUTED AIRWAYS SHARES. The
                                            Liquidating Agent shall have the
                                            right to sell, or otherwise dispose
                                            of, any Airways Shares held by the
                                            Liquidating Entity that are not
                                            distributed to creditors under the
                                            Plan at a price and in a manner
                                            that, in the judgment of the
                                            Liquidating Agent, will maximize the
                                            value of such shares. Upon a sale of
                                            Airways Shares, the Liquidating
                                            Agent shall distribute all net
                                            proceeds of the sale of such shares
                                            to the holders of Allowed Class 4
                                            and 5 Claims, as their interests
                                            dictate; provided, however, that the
                                            Liquidating Agent will not be
                                            required to make de minimus
                                            distributions.

                                    (iii)   TAX-SHARING RECEIVABLES, AVOIDANCE
                                            ACTIONS AND OTHER CAUSES OF ACTIONS.
                                            Net proceeds received under the
                                            tax-sharing arrangements with The
                                            Atlas Companies, Inc. or as a result
                                            of Pending Debtor Claims will be
                                            distributed on an interim basis, or
                                            as a part of the Final Distribution;
                                            provided, however, that the
                                            Liquidating Agent will not be
                                            required to make de minimus
                                            distributions.

                                    (iv)    FINAL DISTRIBUTION.  On the
                                            Termination Date, the Liquidating
                                             Agent shall

                                            (A)      establish the Wind-Up
                                                     Reserve;

                                            (B)      distribute to holders of
                                                     Allowed Class 5 General
                                                     Unsecured Claims, in
                                                     accordance with their
                                                     interests, the Final
                                                     Distribution Assets held
                                                     for their account;
                                                     provided, however, that the
                                                     Liquidating Agent will not
                                                     be required to make de
                                                     minimus distributions; and

                                            (C)      distribute to the Debenture
                                                     Trustee for the account of
                                                     holders of Allowed Class 4
                                                     Debenture Claims, in
                                                     accordance with their
                                                     interests, the Final
                                                     Distribution Assets
                                                     remaining after the
                                                     distribution to holders of
                                                     Allowed Class 5 General
                                                     Unsecured
                                                     Claims.

                                    (v)     REMAINING FUNDS. If funds remain in
                                            the Wind-Up Reserve after the
                                            Liquidating Agent has performed all
                                            of his responsibilities under the
                                            Plan, such excess funds shall be
                                            delivered to the Debenture Trustee
                                            for supplemental distribution to
                                            holders of Allowed Class 4 Debenture
                                            Claims; provided, however, that the
                                            Debenture Trustee shall not be
                                            required to make DE MINIMUS
                                            distributions. The Debenture Trustee
                                            shall be entitled to deduct from any
                                            such supplemental distribution its
                                            fees and expenses for making such
                                            supplemental distribution.

                           (g) TIMING OF FINAL DISTRIBUTION. Subject to the consent of the Liquidating Committee, the Liquidating Agent shall make the Final Distribution when, (i) in the reasonable judgment of the Liquidating Agent there are no sources of potential Available Cash for distribution; and (ii) there remain no Disputed Claims; and (iii) the Liquidating Agent is in a position to make the Final Distribution in accordance with applicable law, but in any event the Liquidating Agent shall make the Final Distribution no later than two (2) years after the Effective Date or as soon thereafter as the Liquidating Agent is in a position to make the Final Distribution in accordance with applicable law. The date on which the Final Distribution is made is referred to as the "Termination Date."

                           (h) DISCHARGE OF LIQUIDATING AGENT. After making the Final Distribution, the Liquidating Agent shall file in the Bankruptcy Court a final report of distributions, whereupon the Liquidating Agent shall have no further duties under the Plan.

                           (i) COMPENSATION OF LIQUIDATING AGENT. The compensation of the Liquidating Agent shall be determined by agreement between the Liquidating Agent and the Committee prior to the Confirmation Date and shall be paid by the Liquidating Entity. The Liquidating Agent shall also be entitled to reimbursement of his reasonable expenses.

                  5. Establishment and Operation of WorldCorp LLC.

         If WorldCorp LLC is to be the Liquidating Entity under the Plan, the following provisions shall apply.

                  (a) FORMATION OF WORLDCORP LLC. WorldCorp LLC shall be formed on the Effective Date pursuant to the LLC Operating Agreement. To the extent necessary or appropriate, the Liquidating Agent and the Debtors shall execute the LLC Operating Agreement. The Liquidating Agent shall thereupon be authorized to take all other steps necessary to complete the formation of WorldCorp LLC.

                  (b) TAX TREATMENT OF TRANSFER OF ASSETS TO WORLDCORP LLC. If WorldCorp LLC is the Liquidating Entity under the Plan, then, for all federal income tax purposes, all parties (including, without limitation, the Debtors, the Liquidating Agent, and the holders of membership interests in WorldCorp LLC) shall treat the transfer of assets to WorldCorp LLC in accordance with the terms of the Plan as a transfer by the Debtors to the holders of Allowed Claims in Classes 4 and 5, followed by a transfer by such holders to WorldCorp LLC. If WorldCorp LLC is the Liquidating Entity under the Plan, it shall be deemed not to be the same legal entity as the Debtors, but only the assignee of the Debtors' assets.

                  (c) MEMBERSHIP INTERESTS IN WORLDCORP LLC. If WorldCorp LLC is the Liquidating Entity under the Plan, then, on the Effective Date, each holder of an Allowed Class 4 Claim or an Allowed Class 5 Claim shall, by operation of the Plan, (i) be admitted to WorldCorp LLC as a member of WorldCorp LLC, (ii) become bound by the LLC Operating Agreement, and (iii) receive an uncertificated membership interest in WorldCorp LLC in the same proportion as the Face Amount of its Allowed Claim bears to the aggregate Face Amount of all Claims in Classes 4 and 5, as adjusted pursuant to Section 8.4(f)(i). Membership interests with respect to Disputed Claims shall be held by the Liquidating Agent in the Disputed Claims Reserve pending allowance or disallowance of such Claims. No other entity, including the Debtors or Debtors in Possession, shall have any interest, legal, beneficial, or otherwise, in WorldCorp LLC or the Reserved Assets or Causes of Action upon their assignment and transfer to WorldCorp LLC. The Liquidating Agent shall maintain a registry of the membership interests in WorldCorp LLC.

                  (d) NON-TRANSFERABILITY OF MEMBERSHIP INTERESTS IN WORLDCORP LLC. If issued, membership interests in WorldCorp LLC will be non-transferable, except with respect to the following transfers: (a) distributions of membership interests in WorldCorp LLC from the Disputed Claims Reserve; (b) transfers under the laws of descent, including transfers from an estate or testamentary trust; (c) transfers between certain designated family members; (d) transfers involving distributions from certain qualifying retirement plans; (e) transfers in which the tax basis of the WorldCorp LLC membership interest in the hands of the transferee is determined in whole or in part with reference to its basis in the hands of the transferor; and (f) "block transfers" as defined in section 1.7704- 1(e)(2) of the Treasury Regulations. In the case of transfers described in (b) through
                           (f), the Liquidating Agent shall have the right to receive written notice thirty days prior to the proposed transfer, including all pertinent facts and, if applicable, documents relating to the transfer; to approve or disapprove the transfer and impose any conditions with respect to the transfer that the Liquidating Agent deems necessary or advisable in its sole discretion; to require from the transferor or obtain from counsel to WorldCorp LLC (at the Liquidating Agent's option) an opinion in form and substance satisfactory to the Liquidating Agent that the transfer will not cause WorldCorp LLC to be taxable as a corporation for federal income tax purposes; and to require the transferor to reimburse WorldCorp LLC for any expenses incurred in connection with the proposed transfer, whether or not approved. Any transfer not approved by the Liquidating Agent pursuant to these procedures will be null and void.

                  (e) TERMINATION OF WORLDCORP LLC. As promptly as possible after the Final Distribution, the Liquidating Agent shall wind up the affairs of WorldCorp LLC, file final tax returns, arrange for storage of its records for a period of not less than three years, and dissolve it pursuant to applicable law.

                  6. Wind-Up and Dissolution of WorldCorp and Acquisition.

         The Liquidating Agent shall be responsible for winding up the affairs of WorldCorp and Acquisition after the Effective Date, including but not limited to preparing and filing final tax returns for the Debtors, paying any franchise taxes and other fees that are due in connection with the dissolution of the Debtors, filing dissolution documents pursuant to Del. Code Ann. tit. 8, ss. 303 and taking any other actions that are necessary to wind up the Debtors' affairs. If WorldCorp LLC is the Liquidating Entity under the Plan, the Liquidating Agent shall complete such wind-up and file such dissolution documents as promptly as possible after the Effective Date. If the Debtors are the Liquidating Entity under the Plan, the Liquidating Agent shall file such dissolution documents promptly after the Liquidating Agent makes the Final Distribution. The costs and expenses of completing the wind-up and dissolution of the Debtors shall be paid by the Liquidating Entity.

                  7.       Operation of the Disputed Claims Reserve.

                  (a) GENERAL. The Liquidating Agent shall set aside, segregate and hold in escrow for the benefit of holders of Disputed Claims, the property included in the Disputed Claims Reserve, including any membership interests in WorldCorp LLC (and any cash distributable on account thereof) deposited in the Disputed Claims Reserve pursuant to Section 8.5(c) of the Plan.

                  (b) DISTRIBUTIONS AFTER ALLOWANCE OF DISPUTED CLAIMS. Payments and distributions from the Disputed Claims Reserve to each holder of a Disputed Claim, to the extent that it ultimately becomes an Allowed Claim, will be made in accordance with provisions of the Plan that govern the Class of Claims to which such Claim belongs. Promptly after the date when the order or judgment of the Bankruptcy Court allowing all or part of such Claim becomes a Final Order, the Liquidating Agent will distribute to the holder of such Claim any Cash and other property in the Disputed Claims Reserve that would have been distributed on the Effective Date had such Allowed Claim been an Allowed Claim on the Effective Date. To the extent that the holder of such Claim would have received a membership interest in WorldCorp LLC had such Claim been an Allowed Claim as of the Effective Date, (i) such holder shall be admitted to the LLC as a member; (ii) such holder shall become bound by the LLC Operating Agreement; and (iii) the Liquidating Agent shall distribute to the holder of such Allowed Claim the uncertificated membership interests in WorldCorp LLC to which such holder would have been entitled under the Plan had such claim been allowed as of the Effective Date, together with any cash and earnings attributable thereto, after reduction for all costs and expenses attributable to such membership interest, cash and earnings (including without limitation, attorneys' fees and any taxes imposed on the Disputed Claims Reserve).

                  (c) ADDITIONS TO DISPUTED CLAIMS RESERVE. The Liquidating Agent will add to the Disputed Claims Reserve any dividends, payments or other distributions made on account of, as well as any obligations arising from, the property withheld as the Disputed Claims Reserve, to the extent that such property continues to be withheld as the Disputed Claims Reserve at the time such distributions are made or such obligations arise. If practicable, the Liquidating Agent will invest any Cash that is withheld in the Disputed Claims Reserve. Nothing in the Plan or Disclosure Statement will be deemed to entitle the holder of a Disputed Claim to post-petition interest on such Claim.

                  (d) DISTRIBUTION OF AMOUNTS RESERVED FOR DISALLOWED CLAIMS. To the extent a Disputed Claim is disallowed, the amount reserved for that claim (including, if applicable, membership interests in WorldCorp LLC) will be paid out to other creditors on a Pro Rata basis, provided however that the Liquidating Agent will not be required to make de minimus distributions from the Disputed Claims Reserve.

                  (e) PAYMENT OF TAX ATTRIBUTABLE TO TAXABLE INCOME OF WORLDCORP LLC. In the event, and to the extent, the Disputed Claims Reserve has insufficient funds to pay taxes attributable to any membership interests held therein, the necessary funds to pay such taxes shall be advanced to the Disputed Claims Reserve by the Liquidating Entity and the Disputed Claims Reserve shall reimburse the Liquidating Entity therefore from future distributions and disbursements to or for the benefit of the Disputed Claims Reserve.

                  (f) TAX TREATMENT OF DISPUTED CLAIMS RESERVE. Subject to definitive guidance from the Internal Revenue Service or a court of competent jurisdiction to the contrary (including the receipt by the Liquidating Agent of a private letter ruling if the Liquidating Agent so requests one, or receipt of an adverse determination on audit if not contested by the Liquidating Agent), the Liquidating Agent shall (i) treat the Disputed Claims Reserve (A) if the Liquidating Entity is WorldCorp LLC, as a discrete trust for federal income tax purposes, consisting of separate and independent shares to be established in respect of each Disputed Claim, in accordance with the trust provisions of the Code, or (B) if the Liquidating Entity is the Debtors, as a grantor trust for federal income tax purposes, of which the Debtors are the grantors, in accordance with the grantor trust provisions of the Code; and (ii) to the extent permitted by applicable law, report consistently with the foregoing for state and local income tax purposes. All holders of Allowed and Disputed Claims shall report, for tax purposes, consistently with the foregoing.

                  8.       The Administrative Claims Reserve.

         If the aggregate amount of Allowed Administrative Claims exceeds the amount of the Administrative Claims Reserve, the Liquidating Agent shall satisfy the excess Allowed Administrative Claims from other assets of the Liquidating Entity before making any further distributions with respect to Allowed Claims. If excess funds remain in the Administrative Claims Reserve after all Allowed Administrative Claims have been paid, such excess funds shall be distributed as part of the Final Distribution.

                  9.       The Unclaimed Distributions Reserve.

         Unclaimed Distributions to holders of Allowed Class 3 Senior Notes Claims or holders of Allowed Class 4 Debentures claims shall be retained and administered by the Senior Notes Trustee or the Debenture Trustee, as applicable. Unclaimed Distributions to holders of other claims shall be held by the Liquidating Agent in the Unclaimed Distributions Reserve. If the Creditor to whom an Unclaimed Distribution was payable makes a claim for such distribution before the Termination Date, the Senior Notes Trustee, Debenture Trustee, or Liquidating Agent, as applicable, shall deliver such Unclaimed Distribution to such Creditor upon proof of such Creditor's entitlement thereto. Unclaimed Distributions that remain unclaimed as of the Termination Date shall be redistributed to other creditors in the same Class as part of the Final Distribution, and the Creditors originally entitled to receive such Unclaimed Distributions shall have no further right thereto.

                  10.      Miscellaneous Implementation Provisions.

                  (a) REPORTS OF DISTRIBUTIONS BY THE LIQUIDATING ENTITY. Every 90 days after the Effective Date, the Liquidating Agent shall file with the Court a report detailing the calculation of Available Cash for the immediately preceding ninety day period (including a summary of costs incurred pursuant to Section 8.4 of the Plan and, if applicable, the WorldCorp LLC Operating Agreement, any receipts of the Liquidating Entity, and a summary of disbursements from, or increases in the amount of, any Reserve). The report shall also detail the number of hours the Liquidating Agent has devoted to the operation and management of the Liquidating Entity during the immediately preceding 90-day period, provide a summary of the duties and operations so performed, and be accompanied by copies of receipts for any expense in excess of one hundred dollars ($100.00) for which the Liquidating Agent is reimbursed by the Liquidating Entity.

                  (b) PRESERVATION OF PENDING DEBTOR CLAIMS. In accordance with section 1123(b)(3) of the Bankruptcy Code and except as otherwise provided in the Plan, the Liquidating Entity shall retain all Pending Debtor Claims against any entity. Subject to the consent of the Liquidating Committee, the Liquidating Agent, in the exercise of its business judgment, will determine whether to pursue such Pending Debtor Claims in accordance with the best interests of the beneficiaries of the Liquidating Entity. All Causes of Action and Avoidance Claims that the Debtors may have against any Person as of the Effective Date that are not Pending Debtor Claims shall be deemed waived and released as of the Effective Date.

                  (c) SUBSTANTIAL CONTRIBUTION COMPENSATION AND EXPENSES BAR DATE. Any person or entity who requests compensation or expense reimbursement pursuant to section 503(b)(3), (4), and (5) of the Bankruptcy Code for making a substantial contribution in the Chapter 11 Case must file an application with the Clerk of the Bankruptcy Court, and serve such application on counsel for the Debtors and as otherwise required by the Bankruptcy Court and the Bankruptcy Code so as to be received by the earlier of (i) 30 days after the Confirmation Date or (ii) five (5) days before the Effective Date. Claims for substantial contribution that are not filed and served within the foregoing limitations period shall be forever barred. Timely filed claims for substantial contribution that have not been Allowed or Disallowed as of the Effective Date shall be included in calculating the Administrative Claims Reserve.

                  (d) INVESTMENTS BY THE LIQUIDATING AGENT. Except with respect to Airways Shares held by the Liquidating Entity under the Plan or securities received in exchange for or with respect to such shares, the investment power of the Liquidating Agent shall be limited to investments in cash, money market funds and treasury bills.

                  (e) CANCELLATION OF EXISTING SECURITIES AND AGREEMENTS. On the Effective Date, except as otherwise provided for herein, (i) the Existing Securities and any other security, note, bond, indenture, or other instrument or document evidencing or creating any indebtedness or obligation of the Debtors, shall be canceled, and
                           (ii) the obligations of, and/or Claims against, the Debtors under, relating or pertaining to any agreements, indentures or certificates of designations governing the Existing Securities; any other security, note, bond, indenture or other instrument or document evidencing or creating any indebtedness or obligation of the Debtors, as the case may be; and intercompany debts shall be released and discharged. As of the Effective Date, the Senior Notes Trustee and the Debenture Trustee shall be released from their obligations under the Senior Notes Indenture and the Debenture Indenture, respectively, except for their obligations to deliver to holders of Allowed Class 3 Senior Notes Claims and Allowed Class 4 Debenture Claims the distributions made under the Plan.

                  (f) EXCLUSIVITY PERIOD. The Debtors, with the consent of the Committee, which shall not be unreasonably withheld, shall retain the exclusive right to amend or modify the Plan and to solicit acceptances of any amendments to or modifications of the Plan, through and until the Effective Date.

                  (g) EFFECTUATING DOCUMENTS; FURTHER TRANSACTIONS. The Chairman of the Board of Directors, the Chief Executive Officer, any other executive officer of either of the Debtors, and the Liquidating Agent shall be authorized to execute, deliver, file or record such contracts, instruments, releases, indentures and other agreements or documents, and take such actions as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan. The Secretary or Assistant Secretary of either of the Debtors, or the Liquidating Agent shall be authorized to certify or attest to any of the foregoing actions.

                  11.      Tax Reporting.

                  (a) TAX RETURNS AND REPORTS. The Liquidating Agent shall be responsible for filing tax returns on behalf of the Liquidating Entity.

                  (b) TAX TREATMENT OF WORLDCORP LLC. If WorldCorp LLC is formed to be the Liquidating Entity under the Plan, the following provisions shall be applicable.

                           (i) PARTNERSHIP TAX STATUS. WorldCorp LLC shall be treated as a partnership for federal tax purposes and, to the extent permitted under applicable law, for state and local income tax purposes. The Liquidating Agent shall be responsible for distributing information statements to the holders of the membership interests in WorldCorp LLC, setting forth each member's allocable share of the income, loss, deduction or credit of WorldCorp LLC.

                           (ii) ALLOCATION OF WORLDCORP LLC TAXABLE INCOME, LOSS, DEDUCTIONS AND CREDITS. For federal income tax purposes, WorldCorp LLC's taxable income, loss, deductions and credits shall be allocated among the members of WorldCorp LLC in a manner consistent with applicable Treasury Regulations taking into account each holder's relative economic interest in WorldCorp LLC. Each holder of a membership interest in WorldCorp LLC will be required to take into account the holder's allocable share of the income, loss deduction or credit of WorldCorp LLC in determining the holder's taxable income for federal income tax purposes.

                  (c) OTHER REPORTS. The Liquidating Agent shall file (or cause to be filed) any other statements, returns or disclosures relating to the Liquidating Entity that are required by any governmental unit or applicable law.

                  (d) EXPEDITED TAX DETERMINATIONS. The Liquidating Agent is authorized to request an expedited determination under section 505(b) of the Bankruptcy Code for all tax returns filed for or on behalf of the Liquidating Entity for all taxable periods through the termination of the Liquidating Entity.

                  (e) EXEMPTION FROM TRANSFER TAXES. Pursuant to section 1146(c) of the Bankruptcy Code, the issuance, transfer, or exchange of notes or equity securities under the Plan or the making or delivery of any deed or other instrument or transfer under, in furtherance of, or in connection with the Plan, including without express or implied limitation, any transfers to or by the Liquidating Entity shall not be subject to any transfer, sales or other similar tax.

VIII.    CERTAIN FACTORS TO BE CONSIDERED

         THE HOLDER OF A CLAIM AGAINST OR INTEREST IN THE DEBTORS SHOULD READ AND CAREFULLY CONSIDER THE FOLLOWING FACTORS, AS WELL AS THE OTHER INFORMATION SET FORTH IN THIS DISCLOSURE STATEMENT (AND THE DOCUMENTS DELIVERED TOGETHER HEREWITH AND/OR INCORPORATED BY REFERENCE HEREIN), BEFORE DECIDING WHETHER TO VOTE TO ACCEPT OR TO REJECT THE PLAN.

         A.       Disclaimer Concerning Financial Information

         Although the Debtors have used their best efforts to ensure the accuracy of the financial information provided in this Disclosure Statement, the financial information contained in this Disclosure Statement has not been audited and is based upon an analysis of data available at the time of the preparation of the Plan and Disclosure Statement. While the Debtors believe that such financial information fairly reflects the finances of the Debtors, the Debtors are unable to warrant or represent that the information contained herein and attached hereto is without inaccuracies.

         B.       General Considerations

         The formulation of a reorganization plan is the principal purpose of a Chapter 11 case. The Plan sets forth the means for satisfying the holders of Claims against and Interests in the Debtors. Certain Claims and Interests receive no distributions pursuant to the Plan. See Section VI.C, "TREATMENT OF CLAIMS AND INTERESTS UNDER THE PLAN," herein.

         C.       Certain Bankruptcy Considerations

                  1.       General Risk of Non-Confirmation of the Plan

         If the Plan is not confirmed and consummated, there can be no assurance that the Chapter 11 Cases will continue rather than be converted to a liquidation under Chapter 7 of the Bankruptcy Code or that any alternative plan of liquidation would be on terms as favorable to the holders of the Impaired Claims as the terms of the Plan. If a Chapter 7 liquidation or protracted reorganization were to occur, there is a substantial risk that the holders of unsecured Claims in Classes 3, 4 and 5 would receive materially less than they will receive under the Plan.

                  2.       Non-Consensual Confirmation

         Pursuant to the "cramdown" provisions of Section 1129(b) of the Bankruptcy Code, the Bankruptcy Court can grant Confirmation at the Debtor's request if at least one other Impaired Class has accepted the Plan (with such acceptance being determined without including the acceptance of any Insider in such Class), and as to each Impaired Class which has not accepted the Plan, the Bankruptcy Court determines that the Plan "does not discriminate unfairly" and is "fair and equitable" with respect to Impaired Classes. In accordance with Subsection 1129(a)(8) of the Bankruptcy Code, the Debtors may request Confirmation without the acceptance of all Impaired Classes entitled to vote in accordance with Subsection 1129(b) of the Bankruptcy Code.

                  3. Possible Adverse Effects from Delays of Confirmation And/Or Effective Date

         Any delays of either Confirmation or effectiveness of the Plan could result in, among other things, (a) increased Professional Fee Claims and/or (b) adverse effects on the liquidation value of the Debtor's Assets. Either of these or any other negative effects of delays of either Confirmation or effectiveness of the Plan could endanger the ultimate approval of the Plan by the Bankruptcy Court. In addition, if the Bankruptcy Court does not approve, in the Confirmation Order, the provision of the Plan that permits the Debtors to make an advance distribution to pay off the Allowed Class 3 Senior Notes Claims if the effective date of the Plan is delayed, interest on the Senior Notes will continue to accrue at the rate of 10% per annum until the Plan becomes effective, which will reduce the amount of cash available for distribution to holders of Class 4 Debentures Claims.

         The Debtors also reserve the right to modify the terms of the Plan, as necessary to obtain Confirmation without the acceptance of all Impaired Classes. Such modifications could result in a less favorable treatment of any non-accepting Class or Classes, as well as of any Classes junior to such non-accepting Classes, than the treatment currently provided in the Plan.

         D.       Liquidation of Assets

         Except to the extent that the Assets of the Debtor have already been reduced to cash, the Debtors' ability to make the Distributions described in the Plan depends upon the liquidation of the Debtors' Assets. Although the Debtors will endeavor to liquidate the Assets as expeditiously as possible, and in such a manner as to maximize the Cash realized from their disposition, the Debtors cannot warrant either the timing or the amount of Distributions under the Plan.

         E.       Financial Risk Factor

         The contemplated plan structure involves the disposition of a significant portion of the overall capital stock of World Airways. This disposition may adversely affect the stock price of World Airways. If so, the value of the payment to the classes of creditors may be diminished.

         F.       Alternatives to the Plan

         After careful review of the Debtors' current business operations, estimated recoveries in a Chapter 7 liquidation scenario, difficulties inherent in prosecuting certain alleged claims and prospects as an ongoing business, the Debtors have concluded that the recovery to creditors will be maximized by the Debtors' proposed plan of liquidation.

         According to the liquidation analysis prepared by the Debtors with the assistance of its financial advisors, distributions to creditors will occur much sooner and have greater value to creditors under the Plan than under any other alternative. Should the Plan not be confirmed, it is likely that the distributions to creditors would be delayed and would be materially reduced by the additional fees and other costs associated with a Chapter 7 liquidation.

         Accordingly, the Debtors believe that the Plan offers the best prospects of recovery for the holders of Claims against the Debtors and recommend that you vote to accept the Plan.

IX.      FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN

         The following discussion summarizes certain U.S. federal income tax consequences of the Plan to the Debtors and to certain holders of Claims. The summary provides general information only and does not purport to address all of the federal income tax consequences that may be applicable to the Debtors or to any particular holder of Claims in light of such holder's own individual circumstances. In particular, the summary does not address the federal income tax consequences of the Plan to holders of claims that may be subject to special rules, such as foreign persons, S corporations, insurance companies, financial institutions, regulated investment companies, broker-dealers and tax-exempt organizations. The summary also does not address foreign, state, local, estate or gift tax consequences of the Plan, nor does it address the federal income tax consequences to holders of Claims that (i) will either be satisfied in full or are otherwise unimpaired under the Plan (I.E., Allowed Class 1, Class 2 and Class 3 Claims), or (ii) will not receive any recovery under the Plan (I.E., Class 6 Interests).

         This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), the final, temporary and proposed Treasury regulations promulgated thereunder, judicial decisions and administrative rulings and pronouncements of the Internal Revenue Service ("IRS"), all as in effect on the date hereof and all of which are subject to change (possibly with retroactive effect) by legislation, judicial decision or administrative action. Moreover, due to a lack of definitive authority, uncertainties exist with respect to various tax consequences of the Plan. The Debtors have not requested a ruling from the IRS with respect to the matters discussed in this summary and no opinion of counsel has been sought or obtained by the Debtors with respect thereto.

         THE TAX CONSEQUENCES TO THE HOLDERS OF CLAIMS MAY VARY BASED UPON THE INDIVIDUAL CIRCUMSTANCES OF EACH HOLDER. MOREOVER, THE TAX CONSEQUENCES OF CERTAIN ASPECTS OF THE PLAN ARE UNCERTAIN DUE TO THE LACK OF APPLICABLE LEGAL PRECEDENT AND THE POSSIBILITY OF CHANGES IN THE APPLICABLE TAX LAW. THERE CAN BE NO ASSURANCE THAT THE IRS WILL NOT CHALLENGE ANY OF THE TAX CONSEQUENCES DESCRIBED HEREIN, OR THAT SUCH A CHALLENGE, IF ASSERTED, WOULD NOT BE SUSTAINED. ACCORDINGLY, EACH HOLDER OF A CLAIM SHOULD CONSULT WITH ITS OWN TAX ADVISOR REGARDING THE FOREIGN, FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF THE PLAN.

         A.       Consequences to the Debtors

         It is anticipated that the consummation of the Plan will not result in any federal income tax liability on the part of the Debtors other than the potential application of alternative minimum tax ("AMT") described below. Debtor WorldCorp is the parent of a group of affiliated corporations filing a consolidated tax return for federal income tax purposes (the "WorldCorp Tax Group"). WorldCorp has reported substantial consolidated net operating loss ("NOL") carryforwards for federal income tax purposes for its taxable year ended December 31, 1998. It is anticipated that WorldCorp's NOL carryforwards will substantially offset the taxable income of the WorldCorp Tax Group for 1999 and 2000 and any taxable income that might result from implementation of the Plan. In addition, based on the information currently available to them, the Debtors expect to take the position that no limitations impair the Debtors' ability to utilize WorldCorp's NOL carryforwards to offset any taxable income for 1999 and 2000 and that might result from the implementation of the Plan. Nevertheless, the amount of such NOL carryforwards, and the potential application of any limitations with respect to such NOL carryforwards, remain subject to examination by the IRS. As discussed below, any consolidated NOL carryforwards or other tax attributes remaining after taking into account the transfers of the Debtors' assets pursuant to the Plan may be reduced, eliminated or otherwise subject to limitation.

                  1.       Cancellation of Debt

         The Code provides that a debtor in a bankruptcy case must reduce certain of its tax attributes (such as NOL carryforwards, current year NOLs, tax credits and, subject to certain limitations, tax basis in assets) by the amount of any cancellation of debt income ("COD"). COD is the amount by which the indebtedness discharged exceeds any consideration given in exchange therefor. Certain statutory or judicial exceptions can apply to limit the amount of COD and attribute reduction (such as where the payment of the canceled debt would have given rise to a tax deduction). In addition, to the extent the amount of COD exceeds the tax attributes available for reduction, the remaining COD is simply forgiven. Although not free from doubt, based on existing authorities, it appears that any reduction in tax attributes generally should occur on a separate company basis, even though the Debtor files a consolidated federal income tax return. In addition, any reduction in tax attributes is treated as occurring the first day of the taxable year following the taxable year in which the COD is incurred.

         As a result of the discharge and satisfaction of Claims pursuant to the Plan, the Debtors will incur significant COD and potential attribute reduction. However, because any reduction in tax attributes does not occur until the first day of the taxable year following the taxable year in which the COD is incurred, the resulting COD will not impair the Debtors' ability to use its tax attributes (to the extent otherwise available) to reduce the tax liability, if any, resulting from the implementation of the Plan.

                  2.       Transfer of Assets

         Pursuant to the Plan, substantially all of the Debtors' assets will be transferred directly or indirectly to holders of Claims in complete liquidation of the Debtors. Some or all of the Debtors' assets will be transferred directly to holders of Allowed Claims. Certain other assets may be transferred to WorldCorp LLC. If WorldCorp LLC is formed pursuant to the Plan, the Debtors will not retain a beneficial interest in WorldCorp LLC; instead the membership interests in WorldCorp LLC will be distributed to holders of Allowed Claims in Classes 4 and 5 in respect of all or part of such holders' Claims. WorldCorp LLC thereafter will be treated as a partnership for federal income tax purposes.

         The Debtors' transfer of their assets pursuant to the Plan will constitute a taxable disposition of such assets. Due to the substantial amount of WorldCorp's NOL carryforwards available to Debtors, it is anticipated that the transfer of the Debtors' assets will not result in any federal income tax liability other than the potential application of the AMT described below.

                  3.       Liquidation of the Debtors

         The complete liquidation of the Debtors pursuant to the Plan will terminate the WorldCorp Tax Group, and cause the Debtors' taxable years to close. Moreover, the complete liquidation of the Debtors will eliminate the portion of any remaining NOLs of the WorldCorp Tax Group attributable to the Debtors (after taking into effect the implementation of the Plan).

                  4.       Section 382 of the Code

         Section 382 of the Code imposes certain limitations on the carryforward of NOLs and other attributes after an "ownership change." In general, an ownership change occurs if the stock ownership of a corporation changes by more than 50 percentage points during a three-year testing period. If at any time the Debtors were considered to undergo an ownership change, there could be limitations on the extent to which the Debtors' NOLs could be used to offset taxable income arising after the ownership change.

                  5.       Alternative Minimum Tax

         In general, the AMT is imposed on a corporation's alternative minimum taxable income ("AMTI") at a 20% rate to the extent that such tax exceeds the corporation's regular federal income tax. Certain tax deductions and other beneficial allowances are either modified or eliminated in determining the corporation's AMTI. In particular, even though a corporation otherwise might be able to offset all of its taxable income for regular tax purposes by available NOL carryforwards, only 90% of a corporation's AMTI may be offset by available NOL carryforwards (as computed for AMT purposes). Thus, a corporation that is currently profitable for AMT purposes generally will be required to pay federal income tax at an effective rate of at least 2 percent of its pre-NOL AMTI (i.e., 10 percent of the 20 percent AMT tax rate), regardless of the amount of its NOLs. As a result, even if the Debtors are otherwise able to fully offset their income with NOLs, they will be subject to current taxation to the extent that, in a given year, they have positive net pre-NOL AMTI.

         B.       Consequences to Holders of Allowed Claims

         Pursuant to the Plan, the Debtors will transfer either or both (i) assets of the Debtors or (ii) membership interests in WorldCorp LLC, to holders of Allowed Claims in satisfaction and discharge of such Claims.

         In general, each holder of an Allowed Claim will recognize gain or loss in an amount equal to the difference between (i) the "amount realized" by such holder in satisfaction of its Claim (other than any Claim for accrued but unpaid interest) and (ii) such holder's adjusted tax basis in such Claim (other than any Claim for accrued but unpaid interest).

         In general, the "amount realized" by a holder of a Claim will equal the aggregate fair market value of assets received by such holder pursuant to the Plan. If WorldCorp LLC is formed, then, for federal income tax purposes, the transfer of assets to WorldCorp LLC in accordance with the terms of the Plan is required to be treated as a transfer of the underlying assets to holders of Allowed Claims in Classes 4 and 5, followed by such holders' contribution of such assets to WorldCorp LLC. Any amounts a holder subsequently receives as a distribution from WorldCorp LLC should not be included in the holder's amount realized in respect of its Claim for federal income tax purposes, but should be separately treated.

         Where gain or loss is recognized by a holder on receipt of assets or, if applicable, membership interests in WorldCorp LLC, the character of such gain or loss (I.E., long-term or short-term capital, or ordinary) will be determined by a number of factors, including the tax status of the holder, whether the Claim in respect of which such assets or membership interests were received constituted a capital asset in the hands of the holder and how long it had been held, whether such Claim was acquired at a market discount and whether and to what extent the holder had previously claimed a bad debt deduction in respect of such Claim. A holder that purchased its Claim from a prior holder at a market discount may be subject to the market discount rules of the Code. Under those rules, assuming that the holder had not made an election to amortize the market discount into income on a current basis with respect to any market discount instrument, any gain recognized on the exchange of such Claim (subject to a de minims rule) would generally be characterized as ordinary income to the extent of the accrued market discount on such Claim as of the date of the exchange.

         A holder's aggregate tax basis in any membership interests in WorldCorp LLC received will equal the fair market of such holder's share of assets transferred to WorldCorp LLC pursuant to the Plan, and the holding period for such interests will generally begin on the Effective Date.

                  1.       Distribution in Discharge of Accrued Unpaid Interest

         Pursuant to the Plan, a distribution received in respect of Allowed Claims will be allocated first to the principal amount of such Claims, with any excess allocated to unpaid accrued interest. However, there is no assurance that the IRS would respect such allocation for federal income tax purposes. In general, to the extent that an amount received (whether stock, cash or other property) by a holder of debt is received in satisfaction of interest that accrued during its holding period, such amount will be taxable to the holder as interest income if not previously included in the holder's gross income. Conversely, a holder generally recognizes a deductible loss to the extent that it does not receive payment of interest that has previously been included in its income. Holders of Claims are urged to consult their tax advisors regarding the allocation of consideration and the deductibility of unpaid interest for tax purposes.

                  2.       Information Reporting and Withholding

         All distributions to holders of Allowed Claims under the Plan are subject to any applicable withholding tax requirements. Under federal income tax law, interest, dividends, and other reportable payments, may, under certain circumstances, be subject to "backup withholding" at a rate of 31%. Backup withholding generally applies if the holder (a) fails to furnish its social security number or other taxpayer identification number ("TIN"), (b) furnishes an incorrect TIN, (c) fails properly to report interest or dividends, or (d) under certain circumstances, fails to provide a certified statement, signed under penalty of perjury, that the TIN provided is its correct number and that it is not subject to backup withholding. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax. Certain persons are exempt from backup withholding, including, in certain circumstances, corporations and financial institutions.

         C.       Treatment of WorldCorp LLC and Interests in WorldCorp LLC

         If WorldCorp LLC is formed pursuant to the Plan, WorldCorp LLC will be treated as a partnership for federal income tax purposes and, to the extent allowed under applicable law, for state and local purposes.

         An entity classified as a partnership for federal income tax purposes generally is not a taxable entity and incurs no federal income tax liability. Pursuant to the Plan, taxable income or loss of WorldCorp LLC will be allocated among the holders of interests in WorldCorp LLC consistent with applicable Treasury Regulations taking into account the relative economic interests of such holders in WorldCorp LLC. Each holder of membership interests in WorldCorp LLC will be required to take into account its allocable share of WorldCorp LLC's income, gain, loss, deduction or credit in determining its taxable income for federal income tax purposes. The Liquidating Agent will be responsible for filing information returns on behalf of WorldCorp LLC and distributing information statements to the holders of membership interests, setting forth each holder's allocable share of WorldCorp LLC's income, loss, deduction or credit. Holders will be taxed on their allocable shares of WorldCorp LLC's income for the taxable year regardless of the amount, if any, distributed by WorldCorp LLC to such holders in such taxable year. Distributions by WorldCorp LLC to a holder are generally not taxable to the holder unless the amount of such distributions exceeds the holder's adjusted basis in its membership interests.

         The Liquidating Agent will be authorized to collect such tax and other information from holders of membership interests in WorldCorp LLC (including, without limitation, social security numbers and/or other TINs) as it in its sole discretion deems necessary to effectuate the Plan, and the Confirmation Order will expressly provide this authority. The failure of a holder of membership interests to furnish this information in a timely fashion may result in the suspension or waiver of any distributions on account of such holder's membership interests until the requisite information is supplied.

         D.       Treatment of Disputed Claims Reserve

         Pursuant to the Plan, any property allocable to Disputed Claims, including any membership interests in WorldCorp LLC and any cash distributed with respect to such interests, shall be held in the Disputed Claims Reserve by the Liquidating Agent until such Disputed Claims are determined to be either Allowed or Disallowed. The Disputed Claims Reserve shall be held as a separate, segregated fund.

         Under Section 468B(g) of the Code, amounts earned by an escrow agent, settlement fund or similar fund must be subject to current tax. Although certain Treasury Regulations have been issued under this section, no Treasury Regulations have as yet been promulgated to address the tax treatment of such accounts in a bankruptcy setting. Thus, depending on the facts, such accounts possibly could be treated as a separately taxable trust, as a grantor trust, or otherwise. On February 1, 1999, the IRS issued proposed Treasury Regulations that would establish, if finalized in their current form, the tax treatment of escrows of the type here involved that are established after the date such Treasury Regulations become final. In general, such Treasury Regulations would tax such an escrow in a manner similar to a corporation. As to previously established escrows, such Treasury Regulations would provide that the IRS would not challenge any reasonably, consistently applied method of taxation for income earned by the escrow or account, and any reasonable, consistently applied method for reporting such income.

         Absent definitive guidance from the IRS or a court of competent jurisdiction to the contrary (including the issuance of applicable Treasury Regulations, the receipt by the Liquidating Agent of a private letter ruling if the Liquidating Agent so requests one, or the receipt of an adverse determination by the IRS upon audit if not contested by the Liquidating Agent), the Liquidating Agent shall (i) if WorldCorp LLC is formed, treat the Disputed Claims Reserve as a discrete trust for federal income tax purposes, consisting of separate and independent shares to be established in respect of each Disputed Claim, in accordance with the trust provisions of the Code (Sections 641 et seq.) and (ii) if WorldCorp LLC is not formed, as a grantor trust for federal income tax purposes, of which the Debtors are the grantors in accordance with the grantor trust provisions of the Code (Section 671 et seq.). To the extent permitted by applicable law, the Liquidating Agent shall report consistently with the foregoing characterization for state and local income tax purposes. Pursuant to the Plan, all holders of Claims are required to report consistently with such treatment.

         Accordingly, if WorldCorp LLC is formed, and subject to issuance of definitive guidance, the Liquidating Agent will report as subject to a separate entity level tax any amounts earned by the Disputed Claims Reserve and any taxable income of WorldCorp LLC allocable to the Disputed Claims Reserve, except to the extent such earnings or income are distributed by the Liquidating Agent during the same taxable year. Any amount earned by the Disputed Claims Reserve, and any taxable income of WorldCorp LLC allocated to the Disputed Claims Reserve, that is distributed to a holder during the same taxable year will be includable in such holder's gross income. If there are insufficient funds in the Disputed Claims Reserve to pay the separate entity level tax, WorldCorp LLC will advance to the Disputed Claims Reserve funds necessary to pay such tax, with such advances deducted from future amounts otherwise receivable by the Disputed Claims Reserve from WorldCorp LLC.

         Distributions from the Disputed Claims Reserve will be made to holders of Disputed Claims to the extent such Claims are subsequently Allowed and to holders of previously Allowed Claims (whether such Claims were Allowed on or after the Effective Date) to the extent any Disputed Claims are subsequently Disallowed.

         AS INDICATED ABOVE, THE FOREGOING IS INTENDED TO BE A SUMMARY ONLY AND NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING WITH A TAX PROFESSIONAL. THE TAX CONSEQUENCES OF THE PLAN ARE COMPLEX AND, IN SOME CASES, UNCERTAIN. ACCORDINGLY, EACH HOLDER OF A CLAIM OR INTEREST IS STRONGLY URGED TO CONSULT WITH HIS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF THIS PLAN.


X.       VOTING PROCEDURES AND CONFIRMATION REQUIREMENTS

         In order to confirm the Plan, the Bankruptcy Code requires that the Bankruptcy Court make a series of determinations concerning the Plan, including that (a) the Plan has classified Claims and Interests in a permissible manner;
(b) the Plan complies with the technical requirements of Chapter 11 of the Bankruptcy Code; (c) the Debtors proposed the Plan in good faith, and (d) the Debtors' disclosures as required by Chapter 11 of the Bankruptcy Code have been adequate and have included information concerning all payments made or promised by the Debtors in connection with the Plan. The Debtors believe that all of these conditions will have been met by the date set for the hearing on confirmation and will seek rulings of the Bankruptcy Court to such effect at that hearing.

         The Bankruptcy Code also requires that the Plan shall have been accepted by the requisite votes of creditors and equity security holders (except to the extent that "cram down" is available under Section 1129(b) of the Bankruptcy Code); that such Plan be feasible (that is, that there be a reasonable prospect that the Debtors will be able to perform their obligations under the Plan and continue to operate their business and will not likely require further financial reorganization); and that such Plan is in the "best interests" of all impaired creditors and equity security holders (that is, that impaired creditors and equity holders will receive at least as much pursuant to such Plan as they would receive in a Chapter 7 liquidation). To confirm the Plan, the Bankruptcy Court must find that all of these conditions are met with respect to the Plan. Thus, even if the creditors and equity security holders of the Debtors accept the Plan by the requisite votes, the Bankruptcy Court must make independent findings respecting such Plan's feasibility and whether it is in the best interests of the Debtors' creditors and equity security holders before it may confirm such Plan.

         A.       Classification of Claims and Interests

         The Bankruptcy Code requires that a plan of reorganization place each creditor's claim and each equity security holder's interest in a class with other Claims and Interests which are "substantially similar." The Debtors believe that the Plan meets the classification requirements of the Bankruptcy Code.

         B.       Voting

                  1.       Impaired Classes

         As a condition to confirmation, the Bankruptcy Code requires that each Impaired Class of Claims or Interests accept the Plan. A class that is not Impaired under a plan of reorganization is deemed to have accepted such plan and, therefore, solicitation of acceptance with respect to such class is not required. A class is Impaired unless the plan: (i) leaves unaltered the legal, equitable and contractual rights to which the claim or interest entitles the holder of such claim or interest; (ii) cures any default and reinstates the original terms of the obligation; or (iii) provides that on the effective date, the holder of the claim or interest receives cash equal to the allowed amount of such claim or, with respect to any interest, any fixed liquidation preference to which the interest holder is entitled or any fixed price at which the debtor may redeem the security. The Bankruptcy Code defines acceptance of a plan by an impaired class of Claims as acceptance by holders of two-thirds in dollar amount and a majority in number of Claims of that class who actually vote to accept or reject such plan. Holders of Claims who fail to vote are not counted as either accepting or rejecting the plan. Holders of Claims and Interests included in Class 3 (Senior Notes Claims), Class 4 (Debentures Claims), Class 5 (General Unsecured Claims), and Class 6 (Interests) are impaired under the Plan. The Bankruptcy Court has fixed voting procedures for holders of certain Impaired Claims. For a discussion of Bankruptcy Court approved voting procedures, see
Section II "THE BANKRUPTCY PLAN VOTING INSTRUCTIONS AND PROCEDURES."

                  2.       Classes That Are Not Impaired

         Classes of Claims that are not impaired under the Plan are deemed to have accepted the Plan. Holders of Claims in Class 1 (Other Priority Claims) and Class 2 (Administrative Convenience Claims) are not impaired under the Plan. Under section 1126(f) of the Bankruptcy Code, the holders of Unimpaired Classes are conclusively presumed to accept the Plan and the votes of such holders will not be solicited.

                  3.       Interests

         Claims in Class 6 (Interests) are not entitled to receive or retain any property under the Plan. Under section 1126(g) of the Bankruptcy Code, the holders of Claims and Interests in such Classes are deemed to reject the Plan. Accordingly, the Debtors will not solicit votes from these holders.

         C.       Best Interests Test

         Before the Plan may receive Confirmation, the Bankruptcy Court must find (with certain exceptions) that the Plan provides, with respect to each Class, that each Holder of a Claim or Interest in such Class either (i) has accepted the Plan or (ii) will receive or retain under the Plan property of a value, as of the Effective Date, that is not less than the value of the distribution that such Entity would receive or retain if the Debtor were liquidated under Chapter 7 of the Bankruptcy Code on the Effective Date. The Debtors believe that the Plan meets the "best interests" test.

         In Chapter 7 liquidation cases, unsecured creditors and interest holders of a debtor are paid from available assets generally in the following order, with no lower priority class receiving any payments until all amounts due to senior priority classes have been paid fully or payment provided for:

1.       Secured creditors (to the extent of the value of their collateral).

2.       Priority creditors.

3.       Unsecured creditors.

4. Debt expressly subordinated by its terms or by order of the bankruptcy court.

5.       Equity interest holders.

         The Debtor believes that the value of any distributions in a Chapter 7 liquidation would be less than the value of Distributions under the Plan for the following reasons. Such distributions in a Chapter 7 case may not occur for a substantial period of time, thereby reducing the present value of such distributions. In this regard, it is possible that distribution of the proceeds of a liquidation in a Chapter 7 case could be delayed in order to resolve the claims and prepare for distributions. In the event litigation were necessary to resolve claims asserted in a Chapter 7 case, the delay could be further prolonged and assets available for distribution could be substantially reduced.

         Moreover, if the Debtor were liquidated under Chapter 7, a Chapter 7 trustee would mandatorily be appointed to take possession of the estate and conduct the liquidation. It would be necessary for the trustee and its counsel and other professionals to become familiar with the Debtors prior to the commencement of such liquidations. Such a process could further delay distributions to creditors. The trustee and its counsel and other professionals would be entitled to fees and expenses for their services; such fees would be deducted from Assets of the estates otherwise available for distribution. For these reasons, the Debtors believe that the Plan significantly reduces the risk of delay with respect to Distributions to Creditors.

         D.       Liquidation Analysis

         The following liquidation analysis (the "Liquidation Analysis") has been prepared to provide an estimate of recoveries that might be realized by holders of various classes of claims and interests if the assets of the Debtors were liquidated in a Chapter 7 proceeding, as an alternative to the distributions contemplated by the Plan. The Liquidation Analysis presents two alternative scenarios, entitled "Estimated Chapter 11 Liquidation Value" and "Estimated Chapter 7 Liquidation Value" respectively. The assumptions and calculations underlying these different scenarios are explained below. These explanations are followed by a table that sets forth the estimated recoveries under each scenario.

         Underlying the Liquidation Analysis are a number of estimates and assumptions that, although developed and considered reasonable by the Debtors, are inherently subject to significant economic uncertainties and contingencies beyond the control of the Debtors, and assumptions with respect to liquidation decisions that are subject to change. Accordingly, there can be no assurance that the values shown for Estimated Chapter 11 Liquidation Value will in fact be realized if the Plan is confirmed and becomes effective, or that the values shown for Estimated Chapter 7 Liquidation Value would be realized if the Debtors were, in fact, to undergo such a Chapter 7 liquidation.

                  1.       Chapter 7 Liquidation Scenario

         The Chapter 7 liquidation scenario assumes that the Debtors' Chapter 11 case is converted to a liquidation under Chapter 7 and a trustee is appointed on May 31, 2000 (the "Conversion Date"), and that the investment assets of the Debtors are liquidated for cash during the period ending May 31, 2001 (the "Liquidation Period"). The proceeds of sale are assumed to be invested by the Chapter 7 trustee in accordance with the guidelines set forth in Section 345 of the Code until distribution. The Debtors have assumed for the purpose of the Liquidation Analysis that the interest earned on investment proceeds by the Chapter 7 trustee would offset the loss associated with the time value of money due to any delay in making final distributions to creditors.

         Administrative Expenses. In addition to Chapter 11 administrative expenses, which are assumed to be incurred during the period before the case is converted, the Chapter 7 liquidation scenario assumes a Chapter 7 trustee's fee equal to 3% of the value of the assets and other Chapter 7 expenses (including Chapter 7 professional fees) of $200,000.

                  2.       Chapter 11 Liquidation Scenario

         The Chapter 11 liquidation scenario assumes that the Plan is confirmed and become effective on May 31, 2000. Distributions under the Plan, other than with respect to Disputed Claims, are assumed to be made on the Effective Date.

         Administrative Expenses. Amounts shown for Chapter 11 administrative expenses include interim fees and expenses of Wilmer, Cutler & Pickering and Arthur Andersen LLP authorized by the Bankruptcy Court for the period through July 31, 1999. While these interim fees and expenses have already been paid, they remain subject to final approval by the Bankruptcy Court. Accordingly, these interim fees and expenses are shown as liabilities and the payments made by the Debtors with respect to these fees and expenses are shown as assets in the liquidation analysis. Allowed Chapter 11 fees and expenses of Wilmer, Cutler & Pickering and Arthur Andersen LLP for the period after July 31, 1999, as well as all other allowed Chapter 11 fees and expenses, will be paid from cash on hand in the Debtors' accounts.

         Unsecured Claims. The Plan contemplates that Administrative Convenience Creditors, Senior Notes Claims and all Indenture Trustee fees and expenses will be paid in full on the Effective Date from cash on hand.

         [Insert liquidation analysis]

         [Insert liquidation analysis]

                  NOTES FOR WORLDCORP PLAN LIQUIDATION ANALYSIS


    (a) Consists of $478,203 paid to Wilmer, Cutler & Pickering and $252,776 paid to Arthur Andersen LLP on an interim basis as compensation and reimbursement of expenses for the period through July 31, 1999. See Note (d) below.

    (b) Consists of a $50,000 prepetition retainer held by Young Conaway Stargatt & Taylor LLP.

    (c) Represents fees and expenses of Wilmer, Cutler & Pickering for the period through July 31, 1999. These fees and expenses have been paid by the Debtors under authority of an order of the Bankruptcy Court allowing interim compensation. Because interim compensation is subject to review and adjustment at the end of the case, this liquidation analysis shows the amount of the interim payment as an asset and the amounts paid as liabilities.

    (d) Fees and expenses of Young Conaway Stargatt & Taylor LLP will be paid in part from a $50,000 prepetition retainer, which is shown as an asset in this liquidation analysis.

    (e) Represents fees and expenses of Arthur Andersen LLP for the period through July 31, 1999. These fees and expenses have been paid by the Debtors under authority of an order of the Bankruptcy Court allowing interim compensation. Because interim compensation is subject to review and adjustment at the end of the case, this liquidation analysis shows the amount of the interim payment as an asset and the amounts paid as liabilities.

    (f) Represents the projected claim of RRF for reimbursement of fees and expenses pursuant to Section 503(b) of the Bankruptcy Code.

    (g) Represents monthly salaries and expense reimbursements for officers through May 31, 2000.

    (h) Chapter 11 liquidation scenario: Represents fees and costs payable to Logan & Co. through Plan confirmation. Chapter 7 liquidation scenario:
         Represents Chapter 11 notice costs plus $10,000 for Chapter 7 notices.

    (i) Represents a cash bonus payable to Patrick F. Graham upon Plan confirmation pursuant to a settlement approved by the Bankruptcy Court on June 17, 1999.

    (j) Represents amounts payable to T. Coleman Andrews, III pursuant to the terms of the proposed settlement discussed under the heading HISTORY OF THE CHAPTER 11 CASES -- THE ANDREWS LITIGATION AND PROPOSED SETTLEMENT.

    (k) Represents fees payable to William F. Gorog for services as a director of WorldCorp during the Chapter 11 period.

    (l) Represents a Chapter 7 trustee's fee equal to 3% of Asset value plus Chapter 7 administrative expenses of $200,000.

    (m) Cash reserved on the Effective Date to fund the costs of post-Effective Date liquidation activities, including administering reserves, liquidating assets, making a final distribution to creditors, filing tax returns, and winding up and dissolving the Debtors. The amount shown is an estimate; the actual amount will be determined pursuant to a budget to be attached to the Confirmation Order.

    (n) Unsecured claims consist of prepetition trade payables, professional fees and loans from WorldCorp's directors.

    (o) Senior Notes Claim consists of the following amounts:

         Principal                                    $5,000,000
         Interest (incl. int. on
             prepetition int.) @ 10%                   1,101,585
                                                       ---------
                                             Total:   $6,101,585

    (p)  Debenture Claims consist of the following amounts:

         Principal                                     $65,000,000
         Prepetition Interest on Principal @ 7%          5,649,583
         Prepetition Interest on Interest @ 7%             156,595
                                                       -----------
                                              Total:   $70,806,178

         E.       Feasibility

         Section 1129(a)(11) of the Bankruptcy Code requires a finding that confirmation of the Plan is not likely to be followed by the liquidation or the need for further financial reorganization. The Debtors believe that the Liquidating Entity will be able to perform its duties without requiring further financial reorganization.

         F.       Confirmation without Acceptance by All Impaired Classes

         Section 1129(b) of the Bankruptcy Code allows a bankruptcy court to confirm a plan, even if such plan has not been accepted by all impaired classes entitled to vote on such plan, provided that such plan has been accepted by at least one impaired class. The Plan provides that Class 6 (Interests) will receive no distribution. Accordingly, they are deemed to reject the Plan.
It is also possible that another Class will reject the Plan.

         Section 1129(b) of the Bankruptcy Code states that notwithstanding the failure of an impaired class to accept a plan of reorganization, such plan shall be confirmed, on request of the proponent of the plan, in a procedure commonly known as a "cramdown," so long as the plan does not "discriminate unfairly," and is "fair and equitable" with respect to each class of claims or interests that is impaired under and has not accepted the plan.

         The condition that a plan be "fair and equitable" with respect to a non-accepting class of unsecured claims includes the requirement that either:
(i) such class receive or retain under the plan property of a value as of the effective date of the plan equal to the allowed amount of such claim or (ii) if the class does not receive such amount, no class junior to the non-accepting class may receive a distribution under the plan.

         The condition that a plan be "fair and equitable" with respect to a non-accepting class of interests includes the requirements that either: (a) the plan provides that each holder of an interest in such class receive or retain under the plan, on account of such interest, property of a value, as of the effective date of the plan, equal to the greatest of (i) the allowed amount of any fixed liquidation preference to which such holder is entitled; (ii) any fixed redemption price to which such holder is entitled; or (iii) the value of such interest, or (b) if the class does not receive such amount, no class of interests junior to the non-accepting class may receive a distribution under the plan.

         The Debtors believe that they will be able to obtain Confirmation in accordance with Section 1129(b) of the Bankruptcy Code.

                                   CONCLUSION

         This Disclosure Statement was approved by the Bankruptcy Court after notice and a hearing. The Bankruptcy Court has determined that this Disclosure Statement is adequate and contains information sufficient for holders of Claims and Interests to make an informed judgment about the Plan. However, such approval does not mean that the Bankruptcy Court recommends either acceptance or rejection of the Plan.

Dated:   March 14, 2000

                                            WorldCorp, Inc., and WorldCorp
                                            Acquisition Corp.

                                            Debtors


                                            By: ________________________________
                                            Name:  Mark M. Feldman
                                            Title:  President and CEO

                                TABLE OF CONTENTS
                                                                            PAGE
                                                                            ----
SUMMARY OF PLAN.................................................................

I.       Business Overview......................................................

II.      Debt Obligations.......................................................

III.     Treatment of Claims and Interests under the Plan.......................

IV.      Implementation of the Plan.............................................
         A.       Overall Structure of the Plan.................................
         B.       Bankruptcy Procedures.........................................
V.       Recovery Analysis......................................................

DISCLOSURE STATEMENT WITH RESPECT TO JOINT PLAN OF
         REORGANIZATION OF WORLDCORP, INC. AND WORLDCORP
         ACQUISITION CORP.......................................................

I.       INTRODUCTION...........................................................

II.      THE BANKRUPTCY PLAN VOTING INSTRUCTIONS AND PROCEDURES.................
         A.       Definitions...................................................
         B.       Notice to Holders of Claims and Holders of Interests..........
         C.       Solicitation Package..........................................
         D.       Voting Procedures, Ballots and Voting Deadline................
         E.       Confirmation Hearing and Deadline for Objections to
                  Confirmation..................................................
III.     BACKGROUND OF THE DEBTORS..............................................
         A.       General Corporate Structure...................................
         B.       Management of WorldCorp.......................................
         C.       Management of Acquisition.....................................
IV.      HISTORY OF WORLDCORP AND ACQUISITION PRIOR TO
         WORLDCORP'S CHAPTER 11 BANKRUPTCY FILING...............................

V.       HISTORY OF THE CHAPTER 11 CASES........................................

VI.      DESCRIPTION OF THE DEBTORS' REMAINING ASSETS AND
         LIABILITIES............................................................
         A.       Cash..........................................................
         B.       Investment in World Airways...................................
         C.       Former Investment in InteliData...............................
         D.       The Debtors' Remaining Liabilities............................
         E.       Income Taxes..................................................
VII.     THE LIQUIDATING PLAN OF REORGANIZATION.................................
         A.       Overall Structure of the Plan.................................
         B.       Substantive Consolidation.....................................
         C.       Classification of Claims and Interests........................
         D.       Treatment of Claims and Interests Under the Plan..............
         E.       Procedures for Implementation of the Plan.....................
VIII.    CERTAIN FACTORS TO BE CONSIDERED.......................................
         A.       Disclaimer Concerning Financial Information...................
         B.       General Considerations........................................
         C.       Certain Bankruptcy Considerations.............................
         D.       Liquidation of Assets.........................................
         E.       Financial Risk Factor.........................................
         F.       Alternatives to the Plan......................................
IX.      FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN............................
         A.       Consequences to the Debtors...................................
         B.       Consequences to Holders of Allowed Claims.....................
         C.       Treatment of WorldCorp LLC and Interests in WorldCorp LLC.....
         D.       Treatment of Disputed Claims Reserve..........................
X.       VOTING PROCEDURES AND CONFIRMATION REQUIREMENTS........................
         A.       Classification of Claims and Interests........................
         B.       Voting........................................................
         C.       Best Interests Test...........................................
         D.       Liquidation Analysis..........................................
         E.       Feasibility...................................................
         F.       Confirmation without Acceptance by All Impaired Classes.......
CONCLUSION......................................................................